                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-45460

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    The selling stockholders identified in this prospectus are selling 2,000,000 shares of our common stock. We sold the shares to the selling stockholders on August 18, 2000, in a private placement. We are not selling any shares of our common stock under the prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

    Our common stock is traded on the Nasdaq National Market under the symbol "ITMN." On September 20, 2000, the last reported sales price for our common stock was $44.00 per share.

    The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares in the section titled "Plan of Distribution" on page 56.

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is September 21, 2000.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE RISKS OF INVESTING IN OUR COMMON STOCK DISCUSSED UNDER "RISK FACTORS."

OUR BUSINESS

    InterMune Pharmaceuticals develops and commercializes innovative products for the treatment of serious pulmonary and infectious diseases and congenital disorders. We have the exclusive license rights in the United States and Canada to ACTIMMUNE for a range of diseases, including:

    - chronic granulomatous disease, a life-threatening congenital disorder of the immune system;

    - osteopetrosis, a life-threatening congenital disorder causing an overgrowth of bony structures;

    - idiopathic pulmonary fibrosis, a life-threatening lung condition;

    - infections caused by a type of bacteria known as mycobacteria (mycobacterial infections), such as tuberculosis;

    - infections caused by various fungi that attack patients with weakened immune systems (systemic fungal infections), such as cryptococcal meningitis and pneumonia; and

    - cystic fibrosis, a congenital disorder that leads to chronic pulmonary infections in children.

    We currently market ACTIMMUNE in the United States for chronic granulomatous disease and severe, malignant osteopetrosis. We have active development programs underway for the other disease areas, several of which are in mid-or advanced-stage human testing, known as clinical trials. Idiopathic pulmonary fibrosis, mycobacterial infections and systemic fungal infections are serious and difficult to treat diseases that we believe represent a combined maximum market opportunity for ACTIMMUNE of approximately $3.5 billion annually in the United States, based on $2.5 billion for idiopathic pulmonary fibrosis, $500 million for mycobacterial infections and $500 million for systemic fungal infections.

    Interferon gamma-1b, the active ingredient in ACTIMMUNE, is a human protein which plays a key role in preventing the formation of excessive scar, or fibrotic, tissue and is a potent stimulator of the immune system. Interferon gamma is biologically distinct from interferon alpha and interferon beta, two related proteins that are currently marketed for the treatment of diseases such as hepatitis B infection and multiple sclerosis. Interferon gamma has a superior safety profile as compared to interferon alpha and interferon beta because it results in fewer and less severe adverse side effects.

ACTIMMUNE--MARKETED DISEASE TREATMENTS

    CHRONIC GRANULOMATOUS DISEASE. The U.S. Food and Drug Administration has approved ACTIMMUNE for the treatment of chronic granulomatous disease, and we currently market and sell ACTIMMUNE in the United States for this disease. Chronic granulomatous disease causes patients to be vulnerable to severe recurrent infections. This disease affects children, and no other FDA-approved treatment specific to this disease currently exists. ACTIMMUNE was approved by the FDA based on its ability to reduce the frequency and severity of infections in these patients.

    OSTEOPETROSIS. In February 2000, we received approval from the FDA for the use of ACTIMMUNE for the treatment of severe, malignant osteopetrosis, and we currently market and sell ACTIMMUNE in the United States for this disease. The FDA has granted ACTIMMUNE orphan drug status for the treatment of osteopetrosis. Osteopetrosis is a life-threatening, congenital disorder that results in increased susceptibility to infection and an overgrowth of bony structures that may lead to blindness and/or deafness. This disorder primarily affects children, and no other effective treatment is currently available.

ACTIMMUNE--DISEASE TREATMENTS IN DEVELOPMENT

    IDIOPATHIC PULMONARY FIBROSIS. We believe the most significant near-term use of ACTIMMUNE is for the treatment of idiopathic pulmonary fibrosis, which afflicts approximately 50,000 persons in the United States. Idiopathic pulmonary fibrosis is characterized by progressive scarring of the lungs, which leads to their deterioration and destruction. The prognosis of patients with idiopathic pulmonary fibrosis is poor and most patients die from progressive loss of lung function, which leads to suffocation. Treatment options for idiopathic pulmonary fibrosis are limited and only minimally effective.

    The results of testing to determine dosing and efficacy, known as a Phase II clinical trial, published in October 1999 in THE NEW ENGLAND JOURNAL OF MEDICINE showed statistically significant evidence that interferon gamma-1b can halt and reverse the progression of idiopathic pulmonary fibrosis. We are continuing the clinical development of ACTIMMUNE for idiopathic pulmonary fibrosis by developing a clinical trial intended to provide sufficient data for approval, known as a Phase III pivotal clinical trial.

    OTHER DISEASES. We are also developing ACTIMMUNE to treat a variety of other diseases, including infectious diseases and cystic fibrosis. Preclinical studies and clinical trials have demonstrated the therapeutic potential of ACTIMMUNE against a broad range of infectious diseases, notably mycobacterial and systemic fungal infections. A study published in May 1997 in THE LANCET showed that interferon gamma-1b was effective in the treatment of multidrug-resistant tuberculosis, a type of mycobacterial infection. As a result of these studies, in July 2000, we commenced enrollment in a Phase III pivotal clinical trial for ACTIMMUNE in the treatment of multidrug-resistant tuberculosis. In January 2000, we commenced enrollment in a Phase II clinical trial in cryptococcal meningitis, a type of systemic fungal infection. We intend to initiate Phase II clinical trials in cystic fibrosis and in atypical mycobacterial infections, which are infections caused by mycobacteria that differ appreciably from those that cause tuberculosis.

    We believe that the risks and time required to obtain FDA approval for the treatment of new diseases with ACTIMMUNE may be reduced because ACTIMMUNE has proven to be safe for patients since its approval by the FDA in 1990 for the treatment of chronic granulomatous disease.

OTHER PRODUCTS IN DEVELOPMENT

    We also have two preclinical development programs that address infections caused by two types of bacteria, pseudomonas aeruginosa and staphylococcus aureus.

STRATEGY

    We plan to pursue a growth strategy through:

    - growing product revenue;

    - expanding the number of FDA-approved indications for ACTIMMUNE;

    - developing a sales and marketing organization to serve pulmonologists and infectious disease specialists; and

    - in-license or acquire preclinical and development-stage programs.

BACKGROUND

    InterMune was formed in 1998 and began operations as a wholly owned subsidiary of Connetics Corporation. In 1998, Connetics acquired from
Genentech, Inc., and subsequently sublicensed to us, rights to develop and commercialize ACTIMMUNE for a broad range of diseases. We initially focused on marketing ACTIMMUNE for chronic granulomatous disease and developing it for serious infectious diseases and congenital disorders. We have since expanded our development and commercialization plans to include idiopathic pulmonary fibrosis as well as other life-threatening pulmonary diseases. In June 2000, Connetics assigned the Genentech license to us.

    Our principal executive offices are located at 1710 Gilbreth Road, Suite 301, Burlingame, CA 94010. Our telephone number is (650) 409-2020. Our websites are http://www.intermune.com and http://www.actimmune.com. We do not intend for the information found on our website to be incorporated into or be a part of this prospectus.

                                  THE OFFERING

Common stock offered by us...........................  0 shares

Common stock offered by the selling stockholders.....  2,000,000 shares

Common stock to be outstanding after this offering...  23,882,346 shares

Use of proceeds......................................  We will not receive any proceeds from the sale of common stock by the selling stockholders.

    The foregoing information is based upon shares outstanding as of August 18, 2000, and does not include 1,031,014 shares that are issuable upon the exercise of outstanding options granted as of August 18, 2000.

    InterMune is a trademark of InterMune Pharmaceuticals, Inc.

    ACTIMMUNE-Registered Trademark- is a trademark licensed by us from Genentech, Inc.

                             SUMMARY FINANCIAL DATA

    We have prepared this information using our audited financial statements for the period from February 25, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999, and using our unaudited financial statements for the six months ended June 30, 1999 and 2000. The following summary historical data should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                              FOR THE
                                                                            PERIOD FROM
                                                                            FEBRUARY 25,
                                FOR THE PERIOD FROM                             1998
                                 FEBRUARY 25, 1998                         (INCEPTION) TO    SIX MONTHS ENDED JUNE 30,
                                  (INCEPTION) TO          YEAR ENDED        DECEMBER 31,    ---------------------------
STATEMENTS OF OPERATIONS DATA:   DECEMBER 31, 1998    DECEMBER 31, 1999         1999          1999              2000
------------------------------  -------------------   ------------------   --------------   ---------         ---------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)                              (UNAUDITED)
Product sales, net.........           $    --               $   556            $    556      $    --          $  3,133
Costs and expenses:
  Cost of goods sold.......                --                   240                 240           --             1,940
  Amortization of product
    revenue rights.........                --                    --                  --           --             1,220
  Research and development...           1,235                 2,969               4,204        1,057             8,065
  Selling, general and
    administrative.........               892                 2,656               3,548          896             7,000
  Acquired pre-FDA approval
    rights.................             4,000                 1,094               5,094        1,094                --
                                      -------               -------            --------      -------          --------
Total costs and expenses...             6,127                 6,959              13,086       (3,047)           18,225
Loss from operations.......            (6,127)               (6,403)            (12,530)      (3,047)          (15,092)
  Interest income..........                55                   240                 295          115             2,695
  Interest expense.........                --                  (186)               (186)         (39)             (134)
                                      -------               -------            --------      -------          --------
Net loss...................           $(6,072)              $(6,349)           $(12,421)     $(2,971)         $(12,531)
                                      =======               -------            --------      -------          --------
Preferred stock accretion...                                   (657)               (657)        (164)             (269)
Redeemable preferred stock
  dividend.................                                      --                  --           --           (27,762)
                                                            -------            --------      -------          --------
Net loss applicable to common
  stockholders.............                                 $(7,006)           $(13,078)     $(3,135)         $(40,562)
                                                            =======            ========      =======          ========
Historical basic and diluted
  net loss per share.......                                 $ (9.12)                         $ (8.91)         $  (2.92)
                                                            =======                          =======          ========
Shares used in computing basic
  and diluted net loss per
  share....................                                     768                              352            13,879
                                                            =======                          =======          ========

    The pro forma balance sheet data reflects:

    - the receipt of net proceeds of approximately $71,040,000 from the sale of 2,000,000 shares of our common stock in a private placement completed on August 18, 2000;

                                                             JUNE 30, 2000
                                                       --------------------------
                                                        ACTUAL         PRO FORMA
                                                       ---------       ----------
                                                       (IN THOUSANDS, UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments....  $127,740         $198,780
Working capital......................................   130,973          202,013
Total assets.........................................   134,449          205,489
Accumulated deficit..................................   (24,952)         (24,952)
Total stockholders' equity...........................   131,905          202,945

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION.

RISKS RELATED TO OUR BUSINESS

WE ARE AN EARLY STAGE COMPANY AND MAY NOT SUCCEED IN OUR DEVELOPMENT EFFORTS.

    We commenced operations in 1998 and are at an early stage of development. We have incurred significant losses to date, and our revenues have been limited primarily to sales of ACTIMMUNE for chronic granulomatous disease. Although we are developing ACTIMMUNE for the treatment of idiopathic pulmonary fibrosis, multidrug-resistant tuberculosis, cryptococcal meningitis and cystic fibrosis, ACTIMMUNE will not be marketed for any of these diseases before 2003, if at all.

IF WE FAIL TO OBTAIN THE CAPITAL NECESSARY TO FUND OUR OPERATIONS, WE WILL BE UNABLE TO SUCCESSFULLY EXECUTE OUR BUSINESS PLAN.

    We believe that existing cash, investment securities and cash flow from sales of ACTIMMUNE will be sufficient to meet our capital requirements through at least the end of 2003. We also expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure and research and development activities. We may need to spend more money than currently expected because we may need to change our product development plans or product offerings to address difficulties with clinical studies or preparing for commercial sales for new diseases. We have no committed sources of capital and do not know whether additional financing will be available when needed, or, if available, that the terms will be favorable to our stockholders or us. If additional funds are not available, we may be forced to delay or terminate clinical trials, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to execute our business plan.

IF WE CONTINUE TO INCUR NET LOSSES FOR A PERIOD LONGER THAN WE ANTICIPATE, WE MAY BE UNABLE TO CONTINUE OUR BUSINESS.

    We have lost money since we commenced operations in August 1998, and our accumulated deficit was approximately $25.0 million at June 30, 2000. We expect to incur substantial additional net losses for at least the next three to five years. The extent of our future net losses and the timing of our profitability are highly uncertain, and we may never achieve profitable operations. We are planning to expand the number of diseases for which ACTIMMUNE may be marketed, and this expansion will require significant expenditures. To date, we have generated revenues primarily through the sale of ACTIMMUNE for chronic granulomatous disease. After consideration of the direct costs of marketing ACTIMMUNE for chronic granulomatous disease and severe, malignant osteopetrosis, and royalties we must pay to Genentech, Inc. on sales of ACTIMMUNE, we do not currently generate any operating profits on those sales. Even if we succeed in developing ACTIMMUNE for additional diseases, we expect to incur net losses for at least the next three to five years and expect that these net losses will increase as we expand our research and development activities. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business.

IF OUR CLINICAL TRIALS FAIL TO DEMONSTRATE THAT ACTIMMUNE IS SAFE AND EFFECTIVE FOR THE TREATMENT OF ADDITIONAL DISEASES, THE FDA AND FOREIGN REGULATORY AUTHORITIES WILL NOT PERMIT US TO MARKET ACTIMMUNE FOR THOSE DISEASES.

    In order to obtain the regulatory approvals we need for the additional diseases we have targeted, we must conduct clinical trials to establish that ACTIMMUNE is safe and effective for treating them. Clinical trials are an expensive and lengthy process and the results are inherently unpredictable. ACTIMMUNE may not be successful in clinical trials intended to confirm and expand upon those trials. In addition, the commencement or completion of our clinical trials may be delayed or halted for various reasons, including that:

    - ACTIMMUNE is not effective, or physicians think that ACTIMMUNE is not effective, for a particular disease;

    - a country's regulatory authority does not approve our clinical trial protocol;

    - patients experience severe adverse side effects during or following treatment;

    - patients die during a clinical trial because their disease is too advanced or because they experience medical problems that are not related to ACTIMMUNE;

    - a sufficient quantity of patients do not enroll in the clinical trials at the rate we expect; and

    - the supply of ACTIMMUNE is not sufficient to treat the patients in some or all of the proposed clinical trials.

    In addition, the FDA and foreign regulatory authorities have substantial discretion in the approval process and may impose ongoing requirements for post-marketing studies.

IF THE FDA WITHDRAWS ITS APPROVAL FOR ACTIMMUNE FOR ANY DISEASE FOR WHICH IT HAS BEEN APPROVED, WE COULD NO LONGER MARKET ACTIMMUNE FOR THAT DISEASE, AND OUR REVENUES WOULD SUFFER.

    The manufacturing, distribution, advertising and marketing of pharmaceuticals are subject to extensive regulation. Any new disease approval that we receive could include significant restrictions on the use or marketing of ACTIMMUNE. Later discovery of previously unknown problems with ACTIMMUNE or its manufacturing process or facility may result in further restrictions, including withdrawal of ACTIMMUNE from the market. Our existing approvals for chronic granulomatous disease, severe, malignant osteopetrosis and any new approval for any other disease that we have targeted, if granted, could be withdrawn for failure to comply with regulatory requirements. In addition, governmental authorities could seize our inventory of ACTIMMUNE or force us to recall ACTIMMUNE already in the market if we fail to comply with strictly enforced FDA regulations.

WE COULD LOSE OUR RIGHT TO MARKET AND DEVELOP ACTIMMUNE IF OUR LICENSE AGREEMENT WITH GENENTECH TERMINATES.

    We license ACTIMMUNE from Genentech, Inc. If Genentech terminates its agreement with us, we will have no further rights to utilize the patents or trade secrets covered by the agreement to develop and market ACTIMMUNE. This license also has the following risks:

    - if we breach our agreement with Genentech, Genentech could terminate the license, and we could lose our rights to develop and market ACTIMMUNE; and

    - if Genentech fails to maintain the intellectual property licensed to us, we may lose our rights to develop and market ACTIMMUNE and may be forced to incur substantial additional costs to maintain the intellectual property or to force Genentech to do so.

DISCOVERIES OR DEVELOPMENTS OF NEW TECHNOLOGIES BY ESTABLISHED DRUG COMPANIES OR OTHERS MAY MAKE ACTIMMUNE OBSOLETE.

    Our commercial opportunities will be reduced or eliminated if our competitors develop and market products that are more effective, have fewer or less severe adverse side effects or are less expensive than ACTIMMUNE for chronic granulomatous disease, osteopetrosis, idiopathic pulmonary fibrosis, multidrug-resistant tuberculosis, atypical mycobacterial infections, cryptococcal meningitis, cystic fibrosis or any other disease that we target. With respect to our drug discovery programs in pseudomonas aeruginosa and staphylococcus aureus, other companies have product candidates or research programs that are further advanced in development than any of our potential products and may result in effective, commercially successful products. Even if we are successful in developing effective drugs, our products may not compete effectively with these products or other successful products. Researchers are continually learning more about diseases, which may lead to new technologies for treatment. Our competitors may succeed in developing and marketing products either that are more effective than those that we may develop, alone or with our collaborators, or that are marketed before any products we develop are marketed.

    Our competitors include fully integrated pharmaceutical companies and biotechnology companies that currently have drug and target discovery efforts, as well as universities and public and private research institutions. Many of the organizations competing with us have substantially greater capital resources, larger research and development staffs and facilities, greater experience in drug development and in obtaining regulatory approvals and greater marketing capabilities than we do.

EVEN IF REGULATORY AUTHORITIES APPROVE ACTIMMUNE FOR THE TREATMENT OF THE DISEASES WE ARE TARGETING, ACTIMMUNE MAY NOT BE COMMERCIALLY SUCCESSFUL.

    ACTIMMUNE is an expensive drug, and we anticipate that the annual cost for treatment under each of the diseases for which we are seeking approval will be significant. Market acceptance of and demand for ACTIMMUNE will depend largely on the following factors:

    - acceptance by physicians and patients of ACTIMMUNE as a safe and effective therapy for a particular disease;

    - pricing of alternative products, for example, many of the existing treatments for mycobacterial infections cost less than ACTIMMUNE;

    - relative convenience and ease of administration of ACTIMMUNE; and

    - prevalence and severity of adverse side effects associated with ACTIMMUNE.

IF THIRD-PARTY PAYORS WILL NOT PROVIDE COVERAGE OR REIMBURSE PATIENTS FOR ACTIMMUNE, OUR REVENUES AND PROFITABILITY WILL SUFFER.

    Our ability to commercialize ACTIMMUNE in additional diseases may depend in part on the extent to which coverage and reimbursement for ACTIMMUNE will be available from:

    - governmental payors, such as Medicare and Medicaid;

    - private health insurers, including managed care organizations; and

    - other third-party payors.

    Significant uncertainty exists as to the coverage and reimbursement status of pharmaceutical products. If governmental and other third-party payors do not provide adequate coverage and reimbursement levels for ACTIMMUNE, the market acceptance of ACTIMMUNE will be reduced, and our sales will suffer.

THE PRICING AND PROFITABILITY OF OUR PRODUCTS MAY BE SUBJECT TO CONTROL BY THE GOVERNMENT AND OTHER THIRD-PARTY PAYORS.

    The continuing efforts of governmental and other third-party payors to contain or reduce the cost of health care through various means may adversely affect our ability to successfully commercialize products. For example, in some foreign markets, pricing and profitability of prescription pharmaceuticals are subject to governmental control. In the United States, we expect that there will continue to be federal and state proposals to implement similar governmental control. In addition, increasing emphasis on managed care in the United States will continue to put pressure on the pricing of pharmaceutical products. Cost control initiatives could decrease the price that we would receive for ACTIMMUNE or any products in the future, which would reduce our revenues and profitability.

IF PRODUCT LIABILITY LAWSUITS ARE BROUGHT AGAINST US, WE MAY INCUR SUBSTANTIAL LIABILITIES.

    The testing, marketing, and sale of medical products entail an inherent risk of product liability. If losses exceed our liability insurance coverage, we may incur substantial liabilities. Whether or not we were ultimately successful in product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business. We may not be able to maintain our clinical trial insurance or product liability insurance at an acceptable cost, if at all, and this insurance may not provide adequate coverage against potential claims or losses.

IF WE ARE UNABLE TO CONTRACT WITH THIRD PARTIES TO MANUFACTURE ACTIMMUNE IN SUFFICIENT QUANTITIES, ON A TIMELY BASIS OR AT AN ACCEPTABLE COST, WE MAY BE UNABLE TO MEET DEMAND FOR ACTIMMUNE AND MAY LOSE POTENTIAL REVENUES.

    We do not have the resources, facilities or experience to manufacture ACTIMMUNE ourselves. Completion of our clinical trials and commercialization of ACTIMMUNE for new diseases requires access to, or development of, facilities to manufacture a sufficient supply of ACTIMMUNE. The FDA must approve manufacturing facilities for ACTIMMUNE. We depend on third parties with FDA-approved manufacturing facilities for the manufacture of ACTIMMUNE for pre-clinical, clinical, and commercial purposes. We presently rely on Genentech for the manufacture of commercially marketed ACTIMMUNE and on Boehringer Ingelheim Austria GmbH for the supply of ACTIMMUNE for clinical trials. Our manufacturing strategy presents the following risks:

    - Before we can obtain approval for a new disease for ACTIMMUNE, we must demonstrate to the FDA's satisfaction that the drug used in the clinical trials is substantially equivalent to the commercial drug manufactured by Genentech.

    - Delays in increasing existing manufacturing capacity to meet our needs for multiple clinical trials could delay clinical trials, regulatory submissions, and commercialization of ACTIMMUNE.

    - Our manufacturers of ACTIMMUNE are subject to ongoing periodic inspection by the FDA and corresponding state agencies for compliance with strictly enforced good manufacturing practices regulations and similar foreign standards, and we do not have control over our third-party manufacturers' compliance with these regulations and standards.

    - If we need to contract with other manufacturers, the FDA and foreign regulatory authorities must approve these manufacturers prior to our use of their products. This would require new testing and compliance inspections. The new manufacturers would need to become educated in, or themselves develop, substantially equivalent processes necessary for the production of ACTIMMUNE.

    - If market demand for ACTIMMUNE increases suddenly, our current manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand.

    - If market demand for ACTIMMUNE is less than our purchase obligations to our manufacturers, we may incur substantial penalties.

    - Our supply arrangements with our manufacturers may be seriously interrupted.

    - We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for ACTIMMUNE.

    Any of these factors could delay clinical trials or commercialization of ACTIMMUNE for new diseases, interfere with current sales, entail higher costs and result in our being unable to effectively sell ACTIMMUNE.

BECAUSE IT IS DIFFICULT AND COSTLY TO PROTECT OUR PROPRIETARY RIGHTS, WE MAY NOT BE ABLE TO PROTECT THEM.

    Our commercial success will depend in part on obtaining and maintaining patent protection on our products and successfully defending these patents against third party challenges. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, we cannot predict the breadth of claims that may be allowed in other companies' patents. In addition, we could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits.

    Others may have filed and in the future may file patent applications covering interferon gamma-1b and its uses and other products in our development program. For example, we are aware that the principal investigator of Phase I/II and Phase II clinical trials of interferon gamma-lb for the treatment of idiopathic pulmonary fibrosis has filed a patent application in several European countries claiming the use of interferon gamma-lb for this disease. We cannot be certain that the investigator or any other third party has not filed and will not obtain a U.S. patent claiming the use of interferon gamma-lb for the treatment of idiopathic pulmonary fibrosis or any of the other diseases for which we are developing ACTIMMUNE. If a third party were issued a patent that blocked our ability to commercialize ACTIMMUNE for any of the diseases we are targeting, a legal action could result.

    Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. We cannot predict whether we or our collaborators would prevail in any of these actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. We believe that there may be significant litigation in our industry regarding patent and other intellectual property rights.

    In addition, we generally do not control the patent prosecution of technology that we license from others. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would exercise over technology that we own.

    We rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. While we require employees, academic collaborators and consultants to enter into confidentiality agreements, which generally provide that proprietary information developed or inventions conceived during the relationship shall be our exclusive property, we may not be able to adequately protect our trade secrets or other proprietary information.

    Our research collaborators and scientific advisors have rights to publish data and information in which we have rights. If we cannot maintain the confidentiality of our technology and other confidential information in connection with our collaborations, then our ability to receive patent protection or protect our proprietary information will be impaired.

FAILURE TO ATTRACT, RETAIN AND MOTIVATE SKILLED PERSONNEL AND CULTIVATE KEY ACADEMIC COLLABORATIONS WILL DELAY OUR PRODUCT DEVELOPMENT PROGRAMS AND OUR BUSINESS DEVELOPMENT EFFORTS.

    We have only 46 employees as of September 8, 2000, and our success depends on our continued ability to attract, retain and motivate highly qualified management and scientific personnel and on our ability to develop relationships with leading academic scientists. Competition for personnel and academic collaborations is intense. We are highly dependent on our current management and key scientific and technical personnel, including W. Scott Harkonen, Chief Executive Officer, President and Chairman of our board of directors, as well as the other principal members of our management. Our success will depend in part on retaining the services of our existing management and key personnel and attracting and retaining new highly qualified personnel. In addition, we may need to hire additional personnel and develop additional collaborations as we continue to expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel or cultivate academic collaborations. Our inability to hire, retain or motivate qualified personnel or cultivate academic collaborations would harm our business and hinder the planned expansion of our business.

WE RELY ON THIRD PARTIES TO CONDUCT CLINICAL TRIALS FOR ACTIMMUNE, AND THOSE THIRD PARTIES MAY NOT PERFORM SATISFACTORILY.

    If third parties do not successfully carry out their contractual duties or meet expected deadlines, we will not be able to obtain regulatory approvals for ACTIMMUNE and will not be able to successfully commercialize ACTIMMUNE for new diseases. We do not have the ability to independently conduct clinical studies for ACTIMMUNE, and we rely on third parties to perform this function. If these third parties do not perform satisfactorily, we may not be able to locate acceptable replacements or enter into favorable agreements with them, if at all.

RISKS RELATED TO THIS OFFERING

IF OUR OFFICERS, DIRECTORS AND LARGEST STOCKHOLDERS CHOOSE TO ACT TOGETHER, THEY MAY BE ABLE TO CONTROL OUR MANAGEMENT AND OPERATIONS, ACTING IN THEIR BEST INTERESTS AND NOT NECESSARILY THOSE OF OTHER STOCKHOLDERS.

    As of August 18, 2000, our directors, executive officers and principal stockholders and their affiliates beneficially owned approximately 37% of our issued and outstanding common stock. Accordingly, they collectively may have the ability to determine the election of all of our directors and to determine the outcome of most corporate actions requiring stockholder approval. They may exercise this ability in a manner that advances their best interests and not necessarily those of other stockholders.

    Provisions of our amended and restated certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders. These provisions:

    - establish a classified board of directors so that not all members of our board may be elected at one time;

    - authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and hinder a takeover attempt;

    - limit who may call a special meeting of stockholders;

    - prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

    - establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings.

    In addition, Section 203 of the Delaware General Corporation Law, which prohibits business combinations between us and one or more significant stockholders unless specified conditions are met, may discourage, delay or prevent a third party from acquiring us.

OUR STOCK PRICE MAY BE VOLATILE, AND YOUR INVESTMENT IN OUR STOCK COULD DECLINE IN VALUE.

    The trading price of our common stock has been and is likely to continue to be extremely volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

    - actual or anticipated variations in quarterly operating results;

    - adverse results or delays in clinical trials;

    - announcements of technological innovations;

    - new products or services offered by us or our competitors;

    - changes in financial estimates by securities analysts;

    - announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

    - sales of common stock; and

    - other events or factors, many of which are beyond our control.

    In addition, the stock market in general, and the Nasdaq National Market and biotechnology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of actual operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against companies. This type of litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which would harm our business.

SUBSTANTIAL SALES OF SHARES MAY IMPACT THE MARKET PRICE OF OUR COMMON STOCK.

    If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, the market price of our common stock may decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. We are unable to predict the effect that sales may have on the then prevailing market price of our common stock. As of August 18, 2000, we had outstanding 23,882,346 shares of common stock. Of these shares, the 2,000,000 shares sold in this offering and the 6,250,000 shares sold and purchased in our initial public offering are freely tradable without restriction or further regulation, other than shares purchased by our "affiliates" within the meaning of Rule 144 under the Securities Act of 1933.

    The remaining 15,632,346 shares of common stock held by existing stockholders may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. These shares will become eligible for public resale at various times over a period of less than six months following the completion of this offering, subject to volume limitations.

    We have filed a registration statement covering shares of common stock issuable upon exercise of options and other grants pursuant to our stock plans. In addition, the holders of 13,656,361 shares of common stock are entitled to registration rights.

    We and our officers and directors have agreed not to sell or offer to sell or otherwise dispose of any shares of common stock held by us or them for a period of 45 days after the effectiveness of this prospectus without the prior written consent of Prudential Securities Incorporated. Prudential Securities Incorporated may release any or all of the shares subject to these lock-up agreements at any time without notice. Fifty thousand shares of our common stock owned by Dr. Harkonen were released from his lock-up agreement upon the date of the effectiveness of this prospectus.

    We, our officers and directors and our current stockholders, except for the selling stockholders whose shares are being registered in this prospectus, have agreed not to sell or offer to sell or otherwise dispose of any shares of common stock held by us or them until September 20, 2000 without the prior written consent of UBS Warburg LLC, the lead underwriter in our initial public offering. UBS Warburg may release any or all of the shares subject to these lock-up agreements at any time without notice.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements are found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this prospectus generally. When used in this prospectus, the words "anticipate," "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described in "Risk Factors" and elsewhere in this prospectus.

                                USE OF PROCEEDS

    We will not receive any proceeds from sales, if any, of common stock by the selling stockholders. The purpose of this offering is to register our common stock for resale by the selling stockholders.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our stock. We currently intend to retain earnings, if any, to support the research and development of our business and do not anticipate paying cash dividends for the foreseeable future.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has been traded on the Nasdaq National Market under the symbol "ITMN" since our initial public offering in March 2000. As of September 15, 2000, there were 90 holders of record of our common stock. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock as reported by the Nasdaq National Market:

                                                                  SALE PRICE
                                                              -------------------
CALENDAR YEAR                                                   HIGH       LOW
-------------                                                 --------   --------
First Quarter (from March 24, 2000).........................   $32.00     $19.00
Second Quarter..............................................    47.25      11.00
Third Quarter (through September 20, 2000)..................    47.80      37.25

                            SELECTED FINANCIAL DATA

    The following selected historical financial data should be read in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of the operations data for the period from February 25, 1998 (inception) to December 31, 1998, for the year ended December 31, 1999, and for the period from February 25, 1998 (inception) to December 31, 1999, and the balance sheet data at December 31, 1998 and 1999, are derived from our financial statements which have been audited by Ernst & Young LLP, independent auditors and are included elsewhere in this prospectus.

    The statement of operations data for the six months ended June 30, 1999 and 2000, and the balance sheet at June 30, 2000, are derived from our unaudited financial statements included elsewhere in this prospectus, and include all adjustments that we consider necessary for a fair presentation of the financial position and results of operations for such periods. The selected data in this section is not intended to replace our financial statements. Historical results are not necessarily indicative of the results to be expected in the future.

                                                                                  FOR THE
                                                                                PERIOD FROM
                                                                                FEBRUARY 25,
                                    FOR THE PERIOD FROM                             1998         SIX MONTHS ENDED
                                     FEBRUARY 25, 1998                         (INCEPTION) TO        JUNE 30,
                                      (INCEPTION) TO          YEAR ENDED        DECEMBER 31,    -------------------
STATEMENT OF OPERATIONS DATA:        DECEMBER 31, 1998    DECEMBER 31, 1999         1999          1999       2000
-----------------------------       -------------------   ------------------   --------------   --------   --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)                          (UNAUDITED)
Product sales, net................        $    --              $   556            $    556      $    --    $  3,133
Costs and expenses:
  Cost of goods sold..............             --                  240                 240           --       1,940
  Amortization of product revenue
    rights........................             --                   --                  --           --       1,220
  Research and development........          1,235                2,969               4,204        1,057       8,065
  Selling, general and
    administrative................            892                2,656               3,548          896       7,000
  Acquired pre-FDA approval
    rights........................          4,000                1,094               5,094        1,094          --
                                          -------              -------            --------      -------    --------
Total costs and expenses..........          6,127                6,959              13,086       (3,047)     18,225
Loss from operations..............         (6,127)              (6,403)            (12,530)      (3,047)    (15,092)
  Interest income.................             55                  240                 295          115       2,695
  Interest expense................             --                 (186)               (186)         (39)       (134)
                                          -------              -------            --------      -------    --------
Net loss..........................        $(6,072)             $(6,349)           $(12,421)     $(2,971)   $(12,531)
                                          =======              -------            --------      -------    --------
Preferred stock accretion.........                                (657)               (657)        (164)       (269)
Redeemable preferred stock
  dividend........................                                  --                  --           --     (27,762)
                                                               -------            --------      -------    --------
Net loss applicable to common
  stockholders....................                             $(7,006)           $(13,078)     $(3,135)   $(40,562)
                                                               =======            ========      =======    ========
Historical basic and diluted net
  loss per share..................                             $ (9.12)                         $ (8.91)   $  (2.92)
                                                               =======                          =======    ========
Shares used in computing
  historical basic and diluted net
  loss per share..................                                 768                              352      13,879
                                                               =======                          =======    ========

                                                                 DECEMBER 31,
                                                              -------------------    JUNE 30,
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                                (IN THOUSANDS)      (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........   $4,720    $ 4,214     $127,740
Working capital.............................................    4,181      1,222      130,973
Total assets................................................    4,720      5,855      134,449
Redeemable convertible preferred stock......................       --      7,417           --
Accumulated deficit.........................................   (6,072)   (12,421)     (24,952)
Total stockholders' equity (deficit)........................    4,181     (7,541)     131,905

    Please see note 2 of our financial statements for an explanation of the method used to calculate the net loss per share and the number of shares used in the computation of per share amounts. Earnings per share data for 1998 has not been presented as we were a wholly owned subsidiary during 1998.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR "SELECTED FINANCIAL DATA," OUR FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We have been primarily involved in the research and development of ACTIMMUNE for the treatment of serious infectious and pulmonary diseases and congenital disorders. We license from Genentech, Inc. the exclusive U.S. and Canadian rights to ACTIMMUNE (interferon gamma-1b injection), an FDA-approved product. We currently market ACTIMMUNE in the United States for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. We have the rights and plan to develop ACTIMMUNE in the United States and Canada for a range of diseases, including idiopathic pulmonary fibrosis, infectious diseases and cystic fibrosis, and in Japan for infectious diseases and chronic granulomatous disease.

    Since our inception, we have incurred significant losses and, as of June 30, 2000, we had an accumulated deficit of $24,952,000.

    Our expenses have consisted primarily of costs incurred in research and development, sales and marketing and from general and administrative costs associated with our operations. We expect our research and development expenses to increase in the future as we expand our clinical trial activities for our target diseases. Our sales and marketing expenses will increase as we continue to commercialize ACTIMMUNE. Expansion of our operations and the additional obligations of a public reporting entity will also add to our expenses. As a result, we expect to incur losses for the foreseeable future.

    We have a limited history of operations and anticipate that our quarterly results of operations will fluctuate for the foreseeable future due to several factors, including market acceptance of current or new products, patent conflicts, the introduction of new products by our competitors, the timing and extent of our research and development efforts, and the timing of significant orders. Our limited operating history makes accurate prediction of future operating results difficult or impossible.

    On June 27, 2000, through the Revenue Adjustment Agreement, we paid to Connetics $5.2 million in cash in conjunction with the purchase from Connetics of all the rights to ACTIMMUNE that we did not already own. The amount paid to Connetics included $857,000 as the prepayment of obligations owed to them and $4.4 million for product revenue rights that was capitalized as a current asset and will be amortized based upon product units shipped over the next 12 months of operations. Prior to this transaction, Connetics had the right to recognize all ACTIMMUNE revenue and related expenses associated with approximately the first $6.5 million in ACTIMMUNE sales in the United States in each of the years 2000 and 2001.

STOCK COMPENSATION

    We have recorded deferred compensation for options granted in fiscal year 1999 and the six-month period ended June 30, 2000. As of June 30, 2000, we had recorded aggregate deferred stock compensation of $14.2 million, representing the difference between the deemed fair value of our common stock for financial reporting purposes on the date such options were granted and the applicable exercise prices. Such amount is included as a reduction of stockholders' equity and is being amortized using the graded vesting method over the vesting period of the individual options, which is generally five years. This graded vesting method provides for vesting of portions of the overall award at interim dates and results in higher vesting in earlier years than straight-line vesting. A total of $0.3 million and $3.1 million of deferred compensation expense has been recognized in fiscal 1999, and for the six-month period ended June 30, 2000, respectively. The total charges to be recorded in future periods from amortization of deferred stock compensation as of June 30, 2000, are anticipated to be approximately $3.5 million, $3.8 million, $2.1 million, $1.0 million and $0.4 million for the remaining six months of 2000, and for 2001, 2002, 2003 and 2004, respectively.

SUBSEQUENT EVENTS

    On August 18, 2000, we issued 2,000,000 shares of common stock at $38.00 per share to selected institutional and private investors for net proceeds of approximately $71.0 million.

RESULT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1999 AND 2000

    REVENUE. Total revenues were $0 and $3,133,000 for the six month-periods ended June 30, 1999 and 2000, respectively. The revenues in 2000 represent all sales of ACTIMMUNE in the United States for the three-month period ended
June 30, 2000, and sales outside the United States related to a supply arrangement in Canada for the six-month period ended June 30, 2000. On June 27, 2000 through the Revenue Adjustment Agreement, we terminated the annual baseline agreement with Connetics for ACTIMMUNE sales below a contractual baseline. As a result, all sales for ACTIMMUNE beginning with the three month-period ended
June 30, 2000, have been reflected in the accompanying financial statements. Sales transacted for Connetics below the annual contractual baseline were previously recorded on a net basis, and any amounts received in excess of net revenues less costs to produce and market were paid to Connetics for the three-month period ended March 31, 2000 and the six-month period ended June 30, 1999.

    COST OF GOODS SOLD. We recognized a total of $0 and $1,940,000 for the six-month periods ended June 30, 1999 and 2000, respectively. Cost of goods sold includes all product cost of goods sold including manufacturing costs, royalties and distribution costs associated with our revenues. There were no product sales in the period in 1999.

    AMORTIZATION OF PRODUCT REVENUE RIGHTS. We recorded a total of $0 and $1,220,000 for the six-month periods ended June 30, 1999 and 2000, respectively. On June 27, 2000, we purchased rights to all of the ACTIMMUNE revenues and related expenses that had been previously transacted for Connetics. The amortization of those rights is expensed for sales activities under the previous contractual baseline for the year 2000.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses were $1,057,000 and $8,065,000 for the six-month periods ended June 30, 1999, and 2000, respectively, representing an increase of $7,008,000, or 663%. The increase was due primarily to increased costs for clinical trial expenses for ACTIMMUNE in new disease indications and the expenses associated with our transfer of ACTIMMUNE to an additional manufacturing facility. These costs have been recorded as research and development expenses as the new facility is not yet operational. Also included in research and development expenses is the amortization of deferred compensation expense of $0 and $768,000 for the six-month periods ended June 30, 1999, and 2000, respectively. We expect research and development expenses to increase significantly over the next several years.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $896,000 and $7,000,000 for the six-month periods ended June 30, 1999 and 2000, respectively, representing an increase of $6,104,000, or 681%. Of the $6,104,000 increase, $2,302,000 is related to the amortization of deferred compensation expense. The remaining increase is attributable primarily to increased staffing and related expenses necessary to manage the expansion of our operations. We believe that selling, general and administrative expenses will continue to increase in absolute dollars as a result of the anticipated expansion of our administrative staff, increased marketing and selling expenses for ACTIMMUNE in its approved diseases and the expenses associated with being a public company, including but not limited to annual and public reporting costs, directors' and officers' liability insurance and investor relations programs.

    ACQUIRED PRE-FDA APPROVAL RIGHTS. We recorded a total of $1,094,000 and $0 for the six-month periods ended June 30, 1999, and 2000, respectively. The amount paid in 1999 was for the acquisition of additional development rights for ACTIMMUNE from Genentech, Inc. The full amount was paid with 875,000 shares of Series A-1 convertible preferred stock, which was converted to common stock upon the closing of our initial public offering.

    INTEREST INCOME. Interest income increased from $115,000 for the six-month period ended June 30, 1999, to $2,695,000 for the six-month period ended
June 30, 2000. The increase in interest income was due to an increase in cash available for investments resulting from the investment of the net proceeds from sales of our Series B redeemable convertible preferred stock on January 7 and 27, 2000, and the sale of our common stock in our initial public offering, which closed on March 29, 2000.

    INTEREST EXPENSE. Interest expense increased from $39,000 for the six-month period ended June 30, 1999, to $134,000 for the six-month period ended June 30, 2000. The increase in interest expense was due to $87,000 of imputed interest expense on the long-term obligation to Connetics and $47,000 of interest expense on the royalty payable obligation to Genentech, Inc.

    DEEMED DIVIDEND UPON ISSUANCE OF CONVERTIBLE PREFERRED STOCK. We recorded a deemed dividend of $27,762,000 in January 2000, upon the issuance of 4,876,916 shares of Series B redeemable preferred stock. At the dates of issuance, we believed the per share price of $5.59 represented the fair value of the preferred stock and was in excess of the deemed fair value of our common stock. Subsequent to the commencement of our initial public offering process, we re-evaluated the deemed fair value of our common stock as of January 2000 and determined it to be $12.60 to $14.40 per share. Accordingly, the incremental fair value is deemed to be the equivalent of a preferred stock dividend. We recorded the deemed dividend at the date of issuance by offsetting charges and credits to additional paid in capital of $27,762,000, without any effect on total stockholders' equity. The amount increased the loss applicable to common stockholders in the calculation of basic net loss per share for the first six months of 2000.

YEARS ENDED DECEMBER 31, 1998 AND 1999

    REVENUE. We recognized no product sales of ACTIMMUNE for the period from February 25, 1998 (inception) to December 31, 1998 and $556,000 for the year ended December 31, 1999. The sales in 1999 represent our portion of ACTIMMUNE sales that exceeded the annual contractual baseline established with Connetics, which increases nominally each year, until 2002, when it is discontinued. Sales transacted for Connetics are recorded on a net basis, which are zero, because any amounts in excess of net revenues less costs to produce and market are paid to Connetics. We made no payments to Connetics in 1998 and a total of $1,357,000 for 1999. Please see notes 2 and 3 of our financial statements.

    Connetics is entitled to net sales of ACTIMMUNE up to a predetermined baseline for the period from January 15, 1999 through December 31, 2001, less associated cost of goods sold and marketing expenses. The predetermined baseline is preset for each calendar year under our agreement.

    COST OF GOODS SOLD. We recognized no cost of goods sold for the period from February 25, 1998 (inception) to December 31, 1998 because we had no product sales. For the year ended December 31, 1999, cost of goods sold totaled $240,000, which included all product cost of goods sold, royalties, and distribution costs associated with our revenues.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased from $1,235,000 for the period from February 25, 1998 (inception) to December 31, 1998, to a total of

$2,969,000 in 1999. The increase resulted primarily from increased costs for clinical trial study expenses for ACTIMMUNE in additional diseases. We expect research and development expenses to increase significantly over the next several years.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $892,000 for the period from February 25, 1998 (inception) to December 31, 1998, to a total of $2,656,000 in 1999. The increase in expenses for 1999 was primarily attributed to increased costs for additional personnel and a full 12-month period of operations.

    ACQUIRED PRE-FDA APPROVAL RIGHTS. Acquired pre-FDA approval rights totaled $4,000,000 for the period from February 25, 1998 (inception) to December 31, 1998 in connection with the sublicensed rights of ACTIMMUNE and a total of $1,094,000 for the year ended December 31, 1999 in connection with the acquisition of additional development rights for ACTIMMUNE. Amounts in both periods were expensed as acquired pre-FDA approval rights. Please see note 3 of our financial statements.

    INTEREST INCOME. Interest income increased from $55,000 for the period from February 25, 1998 (inception) to December 31, 1998, to a total of $240,000 in 1999. The increase was due to higher average balances of cash and cash equivalents and short-term investments in 1999, resulting from the investment of the net proceeds from the sale of Series A-2 convertible preferred stock in April 1999.

    INTEREST EXPENSE. We recognized a total of $111,000 for imputed interest expense on our long-term obligation to Connetics and $75,000 interest expense on the royalty payable obligation to Genentech for the year ended December 31, 1999. The obligation to Connetics was incurred in April 1999, as part of our collaboration agreement with them. The long-term obligation is described in greater detail in note 3 of our financial statements. We had no interest expense for the period from February 25, 1998 (inception) to December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

    We have funded our operations from inception through sales of equity securities and (net) contributions from Connetics. At June 30, 2000, we had available cash, cash equivalents and short-term investments of $127,740,000. On August 18, 2000 we closed a private placement and received approximately
$71.0 million in net proceeds. Our cash reserves are held in a variety of interest-bearing instruments including high-grade corporate bonds, commercial paper and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and return and, wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.

    Net cash used in operations for the six-months ended June 30, 2000, totaled $16.4 million compared to $277,000 for the same period in 1999. A net loss of $12.5 million for the six-month period ended June 30, 2000, included non-cash charges of $3.1 million for the amortization of deferred compensation, $879,000 for stock options issued to consultants for services, $36,000 for depreciation and $87,000 for the accretion of obligations payable to Connetics.

    Net cash provided by financing activities for the six-months ended June 30, 2000, totaled $140.6 million and represents $26.2 million in net proceeds from the sale of Series B preferred stock to investors in January 2000 and $115.0 million in net proceeds from the sale of common stock in our initial public offering and from stock option exercises offset by $1.0 million paid to Connetics upon the closing of our initial public offering. We recorded this payment as a "return of capital to parent."

    Working capital of $1.2 million at December 31, 1999, increased to $131.0 million at June 30, 2000. The increase in working capital was primarily due to our financing activities.

    On June 27, 2000 through the Revenue Adjustment Agreement, we paid to Connetics $5.2 million in cash in conjunction with the purchase from Connetics of all the rights to ACTIMMUNE that we did not already own. The amount paid to Connetics included $857,000 as the prepayment of obligations owed to them and $4.4 million for product revenue rights that was capitalized as a current asset and will be amortized based upon product units shipped over the next 12 months of operations. Prior to this transaction, Connetics had the right to recognize all ACTIMMUNE revenue and related expenses associated with approximately the first $6.5 million in ACTIMMUNE sales in the United States in each of the years 2000 and 2001. We are obligated to pay approximately $943,000 to Connetics by March 31, 2001.

    At December 31, 1999, we had deferred payment of the royalties due to Genentech for 1999 of approximately $1.9 million under a series of interest-bearing promissory notes that became due upon the closing of our initial public offering on March 29, 2000. Genentech did not exercise their option to convert these promissory notes into shares of our common stock at a price per share in our then-most recent financing. In March 2000, we paid all monies due to Genentech in cash.

    We have entered into a supply agreement with Boehringer Ingelheim under which it will manufacture both clinical and commercial supplies of ACTIMMUNE. Under this agreement, we are required to maintain a standby letter of credit in the amount of approximately $530,000. The amount of the standby letter of credit approximates 20% of the total payment obligation under this agreement with respect to Boehringer Ingelheim's establishment of comparability between its product and Genentech's product.

    Beginning on January 1, 2002, we are obligated to pay to Connetics a royalty of 0.25% of our net U.S. sales for ACTIMMUNE until our net U.S. sales surpass
$1 billion. Thereafter, we are obligated to pay a royalty of 0.5% of our net U.S. sales.

    In March 1999, we entered into a License Agreement with the Medical College of Wisconsin under which we received exclusive, worldwide rights to technology owned by the College relating to PcrV protein. We are obligated to pay the college one-time payments of up to an aggregate of $2,050,000 on the occurrence of milestone events, as well as a royalty on the sales of products covered by this technology.

    In January 2000, we entered into a Sponsored Research and License Agreement with Panorama Research, Inc. under which we received exclusive, worldwide rights to technology owned by Panorama relating to staphylococcus aureus, as well as to technology to be developed by Panorama pursuant to the staphylococcus aureus research program that we support. We will pay to Panorama one-time payments on the occurrence of milestone events, as well as a royalty on the sales of products covered by this technology. Within 30 days of our receipt of FDA approval of a new drug application for a product, we are obligated to pay $500,000 to Panorama.

    We believe our existing cash, cash equivalents and short-term investments, together with cash flows, will be sufficient to fund our operating expenses, debt obligations and capital requirements through at least the end of 2003. Our future capital uses and requirements depend on numerous factors, including:

    - our progress with research and development;

    - our ability to introduce and sell new products;

    - our sales and marketing expenses;

    - expenses associated with litigation;

    - costs and timing of obtaining new patent rights; and

    - regulatory changes and competition and technological developments in the market.

    Therefore, our capital requirements may increase in future periods. As a result, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collaborative arrangements with corporate partners or from other sources.

    We have no commitments for any additional financings, additional funding may not be available to finance our operations when needed or, if available, the terms for obtaining such funds may not be favorable or may result in dilution to our stockholders.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement changes the previous accounting definition of derivative, which focused on freestanding contracts such as options and forwards, including futures and swaps, expanding it to include embedded derivatives and many commodity contracts. Under the statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivatives fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. We do not anticipate that the adoption of SFAS No. 133 will have a material impact on our financial position or results of operations.

    In June 2000, the Securities and Exchange Commission delayed the implementation date of Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements," until no later than the fourth quarter of 2000. SAB 101 provides guidance on applying generally accepted accounting principles to revenue recognition issues in financial statements. We will adopt SAB 101 as required in the fourth quarter of 2000 and we are currently evaluating the effect that such adoption, and the related "Frequently Asked Questions" document, may have on our financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Our exposure to market risk is confined to our cash and cash equivalents, which have maturities of less than three months. We maintain an investment portfolio of depository accounts, master notes and liquidity optimized investment contracts. The securities in our investment portfolio are not leveraged, are classified as available-for-sale and are, due to their very short-term nature, subject to minimal interest rate risk. We currently do not hedge interest rate exposure. Because of the short-term maturities of our investments, we do not believe that an increase in market rates would have any negative impact on the realized value of our investment portfolio. At June 30, 2000, the average maturity of our short-term investments was 75 days.

                                    BUSINESS

OVERVIEW OF OUR BUSINESS

    InterMune Pharmaceuticals develops and commercializes innovative products for the treatment of serious pulmonary and infectious diseases and congenital disorders. We have the exclusive license rights in the United States and Canada to ACTIMMUNE for a range of diseases, including:

    - chronic granulomatous disease, a life-threatening congenital disorder of the immune system;

    - osteopetrosis, a life-threatening congenital disorder causing an overgrowth of bony structures;

    - idiopathic pulmonary fibrosis, a life-threatening lung condition;

    - infections caused by a type of bacteria known as mycobacteria (mycobacterial infections), such as tuberculosis;

    - infections caused by various fungi that attack patients with weakened immune systems (systemic fungal infections), such as cryptococcal meningitis and pneumonia; and

    - cystic fibrosis, a congenital disorder that leads to chronic pulmonary infections in children.

    We have active development programs underway for these disease areas, several of which are in mid- or advanced-stage trials. The FDA has approved ACTIMMUNE for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis, and we currently market and sell ACTIMMUNE in the United States for these diseases.

    We believe the most significant near-term use of ACTIMMUNE is for the treatment of idiopathic pulmonary fibrosis, which afflicts approximately 50,000 persons in the United States. We are developing a clinical trial intended to provide sufficient data for approval, known as a Phase III pivotal clinical trial, to test the efficacy of ACTIMMUNE for the treatment of this condition. We have commenced enrollment in a Phase III pivotal clinical of ACTIMMUNE for the treatment of multidrug-resistant tuberculosis. We are currently conducting a clinical trial to determine dosing and efficacy, known as a Phase II clinical trial, of ACTIMMUNE for the treatment of cryptococcal meningitis, a type of systemic fungal infection. We plan to initiate Phase II clinical trials of ACTIMMUNE for the treatment of cystic fibrosis and atypical mycobacterial infections, infections caused by mycobacteria that differ appreciably from those that cause tuberculosis.

    Interferon gamma-1b, the active ingredient in ACTIMMUNE, is a human protein which plays a key role in preventing the formation of excessive scar, or fibrotic, tissue and is a potent stimulator of the immune system. The results of a clinical trial published in October 1999 in THE NEW ENGLAND JOURNAL OF MEDICINE showed statistically significant evidence that interferon gamma-1b can halt and reverse the progression of idiopathic pulmonary fibrosis. In addition, both animal studies, known as preclinical studies, and clinical trials have demonstrated the therapeutic potential of interferon gamma-1b against a broad range of infectious diseases, notably mycobacterial and systemic fungal infections. A study published in May 1997 in THE LANCET showed that ACTIMMUNE was effective in the treatment of multidrug-resistant tuberculosis, a type of mycobacterial infection.

    Idiopathic pulmonary fibrosis ($2.5 billion), mycobacterial infections ($500 million) and systemic fungal diseases ($500 million) are serious and difficult to treat diseases that we believe represent a combined maximum market opportunity for ACTIMMUNE of approximately $3.5 billion annually in the United States.

    In addition to our late stage product development efforts with ACTIMMUNE, we have two additional products in preclinical development to treat infections caused by pseudomonas aeruginosa and staphylococcus aureus.

ACTIMMUNE

    The active ingredient in ACTIMMUNE is interferon gamma-1b. Interferons are comprised of two families of related proteins that are secreted by a variety of cells in the body. Interferon alpha and interferon beta, which are included in one family, have been approved and are currently marketed for the treatment of diseases such as hepatitis B infection and multiple sclerosis. However, interferon alpha and interferon beta are associated with serious adverse side effects that may result in discontinuation of therapy. Interferon gamma, which is included in a separate family of interferons, is biologically distinct from interferon alpha and interferon beta. Interferon gamma has a superior safety profile as compared to interferon alpha and interferon beta because it results in fewer and less severe adverse side effects.

    ACTIMMUNE performs two important activities in the human body. First, ACTIMMUNE activates the immune system by stimulating a class of immune cells known as macrophages. This action results in increased killing and removal of infectious organisms, such as bacteria and fungi. We believe that interferon gamma-1b may have the broadest range of therapeutic activity in bacterial and fungal diseases of any protein yet identified. This activity enhances the body's ability to fight infection and is the reason we are developing ACTIMMUNE for use in the treatment of infectious diseases.

    ACTIMMUNE's second important activity in the body is to regulate the activity of the body's scar-forming cells, called fibroblasts. ACTIMMUNE directly blocks the multiplication of fibroblasts and also inhibits the production and action of TGF-beta, a potent scar-inducing molecule. The result of these actions is the prevention of excessive scarring, which is known as anti-fibrotic activity. The anti-fibrotic activity of ACTIMMUNE has been demonstrated in both preclinical studies and in clinical trials. We are pursuing a Phase III pivotal clinical trial using ACTIMMUNE for the treatment of idiopathic pulmonary fibrosis because prior clinical trials have demonstrated its anti-fibrotic activity.

BACKGROUND

    InterMune was formed in 1998 and began operations as a wholly owned subsidiary of Connetics Corporation. In 1998, Connetics acquired from Genentech and subsequently sublicensed to us, the rights to develop and commercialize ACTIMMUNE for a broad range of diseases, including infectious diseases, congenital disorders, and idiopathic pulmonary fibrosis. We initially focused on expanding the sales of ACTIMMUNE for chronic granulomatous disease and on developing ACTIMMUNE to treat serious infectious diseases and congenital disorders. In April 1999, we became an independent company through venture capital funding. We have since expanded our development and commercialization plans to include idiopathic pulmonary fibrosis as well as other life-threatening pulmonary diseases. In February 2000, we received FDA approval for the use of ACTIMMUNE for severe, malignant osteopetrosis. In June 2000, Connetics assigned the Genentech license to us.

STRATEGY

    We plan to pursue a growth strategy through the following:

    GROW PRODUCT REVENUE. We assumed commercial operations for ACTIMMUNE in January 1999. In the first six months of 2000, we were able to increase the sales of ACTIMMUNE by approximately 123% in the United States, compared to the first six months of 1999. We accomplished this increase in sales through a product price increase and by increasing awareness of ACTIMMUNE through direct mailings, trade shows, medical science liaisons and other activities. Although ACTIMMUNE is currently approved for only chronic granulomatous disease and severe, malignant osteopetrosis, we believe that some physicians may prescribe ACTIMMUNE to treat patients with idiopathic pulmonary fibrosis, as well as other diseases, based on available clinical data and publications of such data in THE NEW ENGLAND JOURNAL OF MEDICINE, THE LANCET and other peer-reviewed publications.

    EXPAND THE NUMBER OF FDA-APPROVED DISEASES FOR ACTIMMUNE. We plan to develop ACTIMMUNE for a number of diseases where preclinical studies and clinical trials have shown promise for interferon gamma-lb as a potential treatment. Some of the diseases for which ACTIMMUNE has demonstrated therapeutic activity include idiopathic pulmonary fibrosis, mycobacterial infections, systemic fungal infections and cystic fibrosis. We believe that the risks and time required to obtain FDA approval of ACTIMMUNE for new diseases may be reduced because of its established safety profile. We also believe that the life-threatening nature of some of the diseases that we intend to treat may enable us to obtain accelerated, or fast track, approval for ACTIMMUNE for some of these diseases.

    DEVELOP A SALES AND MARKETING ORGANIZATION TO SERVE PULMONOLOGISTS AND INFECTIOUS DISEASE SPECIALISTS. Pulmonologists are the physicians who generally treat idiopathic pulmonary fibrosis, and infectious disease specialists are the physicians who generally treat multidrug-resistant tuberculosis, atypical mycobacterial and systemic fungal infections. Accordingly, we intend to develop a sales and marketing force to target the approximately 6,000 pulmonologists and 4,000 infectious disease specialists practicing in the United States. In addition, because these pulmonologists and infectious disease specialists are primarily hospital-based and concentrated in major metropolitan areas, we believe that a focused marketing organization and specialized sales force can effectively serve them.

    CONTINUE TO IN-LICENSE PRECLINICAL AND DEVELOPMENT-STAGE PROGRAMS. We plan to continue to in-license and acquire rights to preclinical and development-stage programs, especially those for the treatment of life-threatening pulmonary and infectious diseases. To date, we have in-licensed ACTIMMUNE, our pseudomonas aeruginosa program and our staphylococcus aureus program. We believe that our development expertise and focus, as well as our substantial financial resources will provide us with significant opportunities to in-license or acquire additional products and programs from pharmaceutical and biotechnology companies and research and academic institutions.

MARKETED PRODUCT AND PRODUCT DEVELOPMENT

    The following table summarizes key information concerning the diseases for which we intend to develop and commercialize, or are currently commercializing, ACTIMMUNE and the status of our product development:

PRODUCT/PROGRAM                           DISEASE                        STATUS
---------------                -----------------------------  -----------------------------
ACTIMMUNE                      Chronic granulomatous disease  Marketed
ACTIMMUNE                      Severe, Malignant              Marketed
                               Osteopetrosis
ACTIMMUNE                      Idiopathic pulmonary fibrosis  Developing Phase III clinical trial
ACTIMMUNE                      MYCOBACTERIAL INFECTIONS
                               -  Multidrug-resistant         Phase III clinical trial
                                  tuberculosis                ongoing
                               -  Atypical mycobacterial      Developing Phase II clinical
                                  infections                  trial
ACTIMMUNE                      SYSTEMIC FUNGAL INFECTIONS
                               -  Cryptococcal meningitis     Phrase II clinical trial
                                                              ongoing
ACTIMMUNE                      Cystic fibrosis                Developing Phase II clinical
                                                              trial
Pseudomonas aeruginosa         Pseudomonas aeruginosa         Preclinical studies
  program                      infection
Staphylococcus aureus program  Staphylococcus aureus          Preclinical studies
                               infection

ACTIMMUNE--MARKETED DISEASE TREATMENTS

CHRONIC GRANULOMATOUS DISEASE

    ACTIMMUNE is currently approved for the treatment of chronic granulomatous disease, a life-threatening congenital disorder of the immune system that affects children. This disorder causes patients to be vulnerable to severe recurrent bacterial and fungal infections that result in frequent and prolonged hospitalizations and are commonly a cause of death.

    In 1990, ACTIMMUNE was approved by the FDA for the treatment of chronic granulomatous disease based on its ability to reduce the frequency and severity of infections in these patients. A randomized, double blind, placebo-controlled study of ACTIMMUNE in patients with chronic granulomatous disease demonstrated that ACTIMMUNE effectively reduced the frequency and severity of serious infections associated with chronic granulomatous disease. Overall, patients treated with ACTIMMUNE had 67% fewer disease-related infections compared to the placebo group. Additionally, ACTIMMUNE reduced hospitalizations associated with chronic granulomatous disease by 67% compared to the placebo group.

    There are an estimated 400 patients with chronic granulomatous disease in the United States for whom treatment with ACTIMMUNE may be appropriate, and there is no FDA-approved treatment specifically for this disease other than ACTIMMUNE. Based on the indicated dosage levels of 100 micrograms of ACTIMMUNE three times per week, the annual cost per patient is approximately $25,000. Accordingly, we believe that chronic granulomatous disease represents a maximum annual market opportunity of approximately $10 million in the United States for ACTIMMUNE.

OSTEOPETROSIS

    In February 2000, the FDA approved ACTIMMUNE for the treatment of severe, malignant osteopetrosis and granted ACTIMMUNE orphan drug status for the treatment of osteopetrosis. Osteopetrosis is a life-threatening, congenital disorder that results in increased susceptibility to infection and an overgrowth of bony structures that may lead to blindness and/or deafness. This disorder primarily affects children, and no other effective treatment is currently available other than ACTIMMUNE.

    The results of a Phase II clinical trial, which were published in June 1995, in THE NEW ENGLAND JOURNAL OF MEDICINE, demonstrated that osteopetrosis patients treated with ACTIMMUNE had a statistically significant improvement in the course of the disease. In addition, patients treated with ACTIMMUNE in a Phase III clinical trial experienced a statistically significant reduction in the rate of disease progression compared to the placebo group.

    There are approximately 400 patients with osteopetrosis in the United States for whom treatment with ACTIMMUNE may be appropriate. Based on the indicated dosage levels for osteopetrosis patients of 100 micrograms of ACTIMMUNE three times per week, the annual cost per patient is approximately $25,000. Accordingly, we believe that severe, and malignant osteopetrosis represents a maximum annual market opportunity of approximately $10 million in the United States for ACTIMMUNE.

ACTIMMUNE--DISEASE TREATMENTS UNDER DEVELOPMENT

IDIOPATHIC PULMONARY FIBROSIS

    Idiopathic pulmonary fibrosis is a life-threatening disease characterized by progressive scarring, or fibrosis, of the lungs, which leads to their deterioration and destruction. The cause of idiopathic pulmonary fibrosis is unknown. The prognosis is poor for patients with idiopathic pulmonary fibrosis, which occurs primarily in persons 40 to 70 years old. Most patients die from progressive loss of lung function, which leads to suffocation. The median life span for patients suffering from idiopathic pulmonary fibrosis is approximately three to five years from the time of diagnosis. There are approximately 50,000 patients in the United States with idiopathic pulmonary fibrosis. We plan to commence enrollment in a Phase III pivotal clinical trial for this disease.

    CURRENT THERAPY. Treatment options for idiopathic pulmonary fibrosis are limited and only minimally effective. Approximately 70% to 80% of patients with idiopathic pulmonary fibrosis do not respond to any currently available drug therapy. Attempted drug therapies include high dose corticosteroids and anti-cancer drugs, both of which are minimally effective and may result in significant adverse side effects. For these reasons, treatment with corticosteroids and anti-cancer drugs is not recommended for all patients with idiopathic pulmonary fibrosis. As a last resort, a small percentage of patients undergo lung transplantation, but donors are limited, and many patients die while awaiting a transplant.

    PRIOR CLINICAL TRIALS OF INTERFERON GAMMA-1B AS A TREATMENT FOR IDIOPATHIC PULMONARY FIBROSIS. Independent investigators conducted two clinical trials of interferon gamma-1b for the treatment of idiopathic pulmonary fibrosis. The results of these clinical trials demonstrated that interferon gamma-1b can be safely administered with minimal adverse side effects and can halt and reverse the deterioration in lung function in patients.

    The results of one of these clinical trials, a Phase II clinical trial published in October 1999 in THE NEW ENGLAND JOURNAL OF MEDICINE, demonstrated that interferon gamma-1b may be effective in the treatment of idiopathic pulmonary fibrosis. Investigators at the University of Vienna conducted the clinical trial with 18 patients who had not responded to treatment with corticosteroids or anti-cancer agents. Nine patients were treated for 12 months with oral prednisolone, a corticosteroid, and nine patients were treated with a combination of interferon gamma-1b and prednisolone.

    Lung function, as measured by total lung capacity and blood oxygen levels, deteriorated in all nine patients in the group given prednisolone alone. Total lung capacity decreased from a mean of 66% at the start of the trial to 62% after 12 months. In contrast, in the group receiving interferon gamma-1b plus prednisolone, total lung capacity increased from a mean of 70% at the start of the trial to 79% after 12 months. Similarly, in the nine patients in the group given prednisolone alone, blood oxygen levels of patients at rest decreased from a mean of 65% at the start of the trial to 62% after 12 months. In the group receiving interferon gamma-1b plus prednisolone, blood oxygen levels of patients at rest increased from a mean of 65% at the start of the trial to 76% after 12 months. Both of these results are statistically significant, each with a p value < 0.001. This means that, applying widely-used statistical methods, the chance that these results occurred by accident is less than 1 in 1000. All patients treated with interferon gamma-1b exhibited improved pulmonary function for the trial period of 12 months. In contrast, patients receiving treatment with prednisolone alone showed gradual impairment of their pulmonary function, and two of them died following the 12-month clinical trial.

    These results confirmed the observations of an initial clinical trial in patients, or Phase I/II clinical trial, by the same investigators. In this initial clinical trial, the investigators tested safety and dosing of interferon gamma-1b in combination with prednisolone for the treatment of idiopathic pulmonary fibrosis in 30 patients. The clinical data showed that the ten patients who received 200 micrograms of ACTIMMUNE demonstrated overall improvement in lung function. In the ten patients that received 100 micrograms of interferon gamma-1b, four showed improvement. None of the ten patients in the control group, who were not treated with interferon gamma-1b, improved. Overall, the investigators concluded that patients who received interferon gamma-1b in combination with prednisolone showed significant improvement in lung function compared to the control group that received prednisolone alone.

    OUR PHASE III PIVOTAL CLINICAL TRIAL. We are continuing the clinical development of ACTIMMUNE in idiopathic pulmonary fibrosis by developing a Phase III pivotal clinical trial. Our clinical trial will enroll patients with documented idiopathic pulmonary fibrosis who have not responded to previous treatment with corticosteroids and who have evidence of deteriorating lung function. We expect that our trial will compare 200 micrograms of ACTIMMUNE in combination with corticosteriods to a control group that receives corticosteriods alone. Outcomes will include several measures of lung function, including lung capacity, blood oxygen levels, and several measures of quality of life.

    IDIOPATHIC PULMONARY FIBROSIS MARKET. We believe that there are approximately 50,000 patients with idiopathic pulmonary fibrosis in the United States. Based on the expected dosing level of 200 micrograms of ACTIMMUNE three times per week for idiopathic pulmonary fibrosis patients, the annual cost per patient would be approximately $50,000. Assuming this treatment regimen, we believe that idiopathic pulmonary fibrosis represents a maximum annual market opportunity of approximately $2.5 billion in the United States for ACTIMMUNE. In addition, if ACTIMMUNE is approved to treat idiopathic pulmonary fibrosis, we anticipate that it may also be used to treat some other forms of pulmonary fibrosis, including fibrosis caused by sarcoidosis, radiation, some environmental exposures, and connective tissue diseases such as scleroderma.

MYCOBACTERIAL INFECTIONS

    Mycobacteria are the cause of several infectious diseases, including tuberculosis, multidrug-resistant tuberculosis, and atypical mycobacterial infections. Tuberculosis is a major worldwide health threat. Tuberculosis is a difficult disease to treat and requires multidrug regimens of at least six months for eradication. It is estimated that 1% to 10% of tuberculosis cases, classified as multidrug-resistant tuberculosis, are caused by mycobacteria that are resistant to standard drug therapy. During the past ten years, multidrug-resistant tuberculosis has emerged as a global health issue.

    In the United States, each year there are approximately 17,000 new cases of tuberculosis, of which approximately 170 are multidrug-resistant tuberculosis, and 4,000 cases of atypical mycobacterial infection. In Japan, where we have commercial rights for the use of ACTIMMUNE in the treatment of infectious diseases, including tuberculosis, there are approximately 43,000 new cases of tuberculosis each year, of which approximately 2,000 are multidrug-resistant tuberculosis. Based upon expected dosing levels of 100 to 500 micrograms of ACTIMMUNE three times per week, we believe that mycobacterial infections represent a maximum annual market opportunity of approximately $500 million for ACTIMMUNE in the United States.

    MULTIDRUG-RESISTANT TUBERCULOSIS. A recent clinical trial conducted at Bellevue Hospital in New York and published in THE LANCET in May 1997 found that patients with multidrug-resistant tuberculosis were able to respond to conventional tuberculosis drugs when ACTIMMUNE was added to their treatment regimen. In contrast, none of these patients had responded to conventional tuberculosis drugs alone after an average of 13 months of therapy. In
July 2000, we commenced enrollment in a Phase III clinical trial of ACTIMMUNE for the treatment of multidrug-resistant tuberculosis.

    ATYPICAL MYCOBACTERIAL INFECTION. In May 1994, THE NEW ENGLAND JOURNAL OF MEDICINE published the results of a clinical trial showing ACTIMMUNE to be successful in reducing fever and other signs of infection in patients with atypical mycobacterial infection. We plan to initiate a Phase II clinical trial for this disease.

SYSTEMIC FUNGAL INFECTIONS--CRYPTOCOCCAL MENINGITIS

    Systemic fungal infections, such as cryptococcal meningitis, an infection of the lining of the brain, and pneumonia, are life-threatening diseases caused by various fungi that attack patients with weakened immune systems. Currently available therapies for these infections are often ineffective and result in serious adverse side effects. Mortality from systemic fungal infections remains high. There is a clear need for new, effective, and less toxic drugs to treat them. Recent research results support the potential benefit of combining ACTIMMUNE with conventional antifungal therapy in the treatment of several of the most prevalent types of systemic fungal infections. Because ACTIMMUNE works by acting directly on the immune system, we believe that new antifungal agents will also have greater efficacy when combined with ACTIMMUNE.

    Our strategy for the development of ACTIMMUNE for the treatment of systemic fungal diseases is twofold. We plan to conduct clinical trials and seek regulatory approval in cryptococcal meningitis and one other systemic fungal disease. To this end, we are currently conducting a Phase II clinical trial designed to determine dose and efficacy of ACTIMMUNE in combination therapy for the treatment of cryptococcal meningitis. Upon regulatory approval in two specific systemic fungal diseases, we plan to seek broad labeling from the FDA for systemic fungal diseases in general. There are approximately 100,000 patients with systemic fungal infections in the United States. Based on expected dosing levels of 100 micrograms of ACTIMMUNE three times per week for these patients, we believe that systemic fungal infections represent a maximum annual market opportunity of approximately $500 million for ACTIMMUNE in the United States.

CYSTIC FIBROSIS

    Cystic fibrosis is a congenital disorder that leads to chronic pulmonary infections in children, usually by four years of age. These infections result in an exaggerated inflammatory response, leading to clogging and obstruction of the airways. Chronic pulmonary infection is the major cause of mortality in these patients. Due to its ability to regulate the immune system, we believe that ACTIMMUNE may have the potential to modify many of the processes that lead to the exaggerated inflammation and to reduce the chronic inflammation in the lungs. By preventing excessive inflammation in the airways, ACTIMMUNE may be able to slow the progression of pulmonary deterioration. We are currently evaluating ACTIMMUNE in animal models of cystic fibrosis and plan to initiate a Phase II clinical trial of ACTIMMUNE in patients with cystic fibrosis. Cystic fibrosis affects an estimated 23,000 persons in the United States. We believe that cystic fibrosis represents a maximum annual market opportunity of approximately $500 million for ACTIMMUNE in the United States.

OTHER PROGRAMS

PSEUDOMONAS AERUGINOSA INFECTION

    Pseudomonas aeruginosa is a bacterial infection that often affects patients using respirators and catheters as well as patients with a number of conditions, including burns, low white blood cell counts, and cystic fibrosis. Because the types of patients at risk generally have pre-existing illnesses, pseudomonas aeruginosa infection most often occurs in a hospital setting.

    Scientists at the Medical College of Wisconsin have identified a protein, designated PcrV, on the surface of pseudomonas aeruginosa bacteria that enables the bacteria to invade human tissue. By directing antibodies against the PcrV protein, they have been able to demonstrate highly effective treatment, as well as prevention, of infections caused by pseudomonas in animal models. We are currently working with a third party to generate a human monoclonal antibody directed against the PcrV protein as a therapeutic, in combination with antibiotics. This antibody would treat pseudomonas aeruginosa infection and prevent infection in high-risk patients.

    Pseudomonas aeruginosa infections account for 71,000 annual cases in the United States of pneumonia in hospitalized patients, 30% to 40% of which die from their pneumonia. Furthermore, chronic pseudomonas aeruginosa is the leading cause of pulmonary infection and resulting mortality in patients with cystic fibrosis, which annually affects an estimated 23,000 persons in the United States.

STAPHYLOCOCCUS AUREUS INFECTION

    Staphylococcus aureus is a bacteria that causes diseases ranging from minor skin infections to life-threatening deep tissue infections such as pneumonia, meningitis, heart valve infections, post-operative wound infections, bloodstream infections, and toxic shock syndrome. The emergence of antibiotic resistance has made many anti-infective agents ineffective. We are working with collaborators to discover protein fragments, known as peptides, that block infections caused by staphylococcus aureus. The efficacy of one of these peptides, known as VIF, has been demonstrated in animal models, and we intend to develop one or more peptides as therapy to be used in conjunction with antibiotics in the treatment of infections caused by staphylococcus aureus. We are also in the early stages of development for a vaccine for the prevention of infections caused by staphylococcus aureus in high-risk populations.

    In the United States, there are at least 500,000 infections caused by staphylococcus aureus a year. These infections extend hospitalization and increase required medical and nursing care, and it would be highly cost-effective to immunize these high-risk patient groups with a staphylococcal vaccine.

LICENSE AND OTHER AGREEMENTS

GENENTECH, INC. (ACTIMMUNE)

    In August 1998, we entered into an agreement with Connetics Corporation under which we obtained an exclusive sublicense under the rights granted to Connetics by Genentech through a license agreement relating to interferon gamma-1b. We also agreed to assume many of Connetics' obligations to Genentech under that license agreement. We entered into an agreement with Connetics in April 1999 in order to broaden the scope of rights granted to us. In June 2000, we entered into an assignment and option agreement with Connetics, by which Connetics assigned the Genentech license to us. The agreement with Genentech terminates on the later of May 5, 2018 and the date that the last of the patents licensed under the agreement expires.

    Our licensed rights include exclusive and non-exclusive rights. The exclusive rights are to commercialize ACTIMMUNE in the United States for the treatment and prevention of all human diseases and conditions, including infectious diseases and pulmonary fibrosis, but excluding arthritis and cardiac and cardiovascular diseases and conditions. The non-exclusive rights include the right to commercialize ACTIMMUNE for gene therapy in the United States, except for cardiac and cardiovascular diseases and conditions. In Japan, we have the exclusive license rights to commercialize interferon gamma-1b for all infectious diseases. We also have the opportunity, under specified conditions, to obtain further rights to interferon gamma-1b in Japan. We pay to both Connetics and Genentech royalties on the sales of ACTIMMUNE, and make one-time payments to Genentech upon the occurrence of specified milestone events. We must satisfy specified obligations under the agreement with Genentech to maintain our license from Genentech. We are obligated under the agreement to develop and commercialize ACTIMMUNE for a number of diseases.

CONNETICS CORPORATION

    Through the Assignment and Option Agreement with Connetics, beginning on January 1, 2002 we are obligated to pay to Connetics a royalty of 0.25% of our net U.S. sales for ACTIMMUNE until our net U.S. sales surpass $1 billion. Thereafter, we are obligated to pay a royalty of 0.5% of our net U.S. sales.

    Until April 2004, Connetics has an option under the Assignment and Option Agreement to obtain the exclusive, royalty-free right to commercialize ACTIMMUNE for dermatological diseases in the United States. If Connetics exercises its option, then it will make one-time payments to us upon the occurrence of milestones. Connetics also has a first right of negotiation to become our marketing partner for the sale of ACTIMMUNE to dermatologists for diseases that are not primarily dermatological in origin.

MEDICAL COLLEGE OF WISCONSIN (PCRV PROTEIN)

    In March 1999, we entered into a License Agreement with the Medical College of Wisconsin under which we received exclusive, worldwide rights to technology owned by the college relating to PcrV protein. We are obligated to pay the college one-time payments on the occurrence of milestone events, as well as a royalty on the sales of products covered by this technology. We have also entered into a research agreement with the college to sponsor basic research relating to pseudomonas aeruginosa.

PANORAMA RESEARCH, INC. (STAPHYLOCOCCUS AUREUS)

    In January 2000, we entered into a Sponsored Research and License Agreement with Panorama Research, Inc. under which we received exclusive, worldwide rights to technology owned by Panorama relating to staphylococcus aureus, as well as to technology to be developed by Panorama pursuant to the staphylococcus aureus research program that we support. We will pay to Panorama one-time payments on the occurrence of milestone events, as well as a royalty on the sales of products covered by this technology. Within 30 days of our receipt of FDA approval of a new drug application for a product, we are obligated to pay $500,000 to Panorama.

MANUFACTURING

    We contract with qualified third-party manufacturers to produce our products. This manufacturing strategy enables us to direct financial resources to the development and commercialization of products rather than diverting resources to establishing a manufacturing infrastructure. Genentech currently manufactures and formulates bulk active ingredient and fills and finishes ACTIMMUNE destined for commercial supply. We have contracted with CORD Logistics for the commercial distribution of ACTIMMUNE in the United States.

    Boehringer Ingelheim manufactures and formulates bulk active ingredient and fills and finishes ACTIMMUNE destined for clinical supply. Boehringer Ingelheim is currently pursuing qualification by the FDA to manufacture ACTIMMUNE for our commercial supply.

    We have a supply agreement with Boehringer Ingelheim to manufacture both clinical and commercial supply of ACTIMMUNE. The agreement generally provides for the mutual exclusive supply by Boehringer Ingelheim and purchase by us of interferon gamma-1b. If we do not purchase a minimum amount of interferon gamma-1b, we pay a penalty. If Boehringer Ingelheim is not able to supply all of our requirements for interferon gamma-1b, we may choose an additional manufacturer. Under this agreement, we are required to maintain a standby letter of credit in the amount of approximately $530,000. The amount of the standby letter of credit approximates 20% of the total payment obligation under this agreement with respect to Boehringer Ingelheim's establishment of comparability between its product and Genentech's. The term of the agreement expires on December 31, 2006 and automatically renews for successive terms, except if either Boehringer Ingelheim or we choose not to continue at a defined time prior to the expiration of the then current term.

PATENTS AND PROPRIETARY RIGHTS

    The proprietary nature of, and protection for, our products, product candidates, processes and know-how are important to our business. We plan to prosecute and defend aggressively our patents and proprietary technology. Our policy is to patent or in-license the technology, inventions and improvements that we consider important to the development of our business. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position.

    We have acquired proprietary rights in the United States, Canada, and Japan to make, use and sell interferon gamma-1b, ACTIMMUNE, in particular fields in connection with our license agreement with Genentech. This license agreement covers 12 U.S. patents and 9 corresponding Japanese patents. We have also licensed a patent application in the area of pseudomonas vaccine methods and have filed patent applications in the area of interferon gamma treatment methods and compositions and treatment methods for staphylococcus infections. We expect to continue to protect our proprietary technology with additional filings as appropriate.

    The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

    - we were the first to make the inventions covered by each of our pending patent applications;

    - we were the first to file patent applications for these inventions;

    - others will not independently develop similar or alternative technologies or duplicate any of our technologies;

    - any of our pending patent applications will result in issued patents;

    - any patents issued to us or our collaborators will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

    - we will develop additional proprietary technologies that are patentable;
      or

    - the patents of others will not have an adverse effect on our business.

    We attempt to ensure that our technology does not infringe the rights of others. We are not aware of any asserted or unasserted claims that our technology violates the proprietary rights of others. We are aware that the principal investigator of Phase I and Phase II clinical trials of interferon gamma-1b for the treatment of idiopathic pulmonary fibrosis has filed a patent application in several European countries claiming the use of interferon gamma-1b for this disease. We do not believe that a corresponding patent application has been filed in the United States. Further, we believe it is unlikely that the investigator could successfully obtain patent protection in the United States for the use of interferon gamma-1b to treat idiopathic pulmonary fibrosis. However, we cannot be certain that the investigator or a third party has not filed and will not obtain a U.S. patent claiming the use of interferon gamma-1b for the treatment of idiopathic pulmonary fibrosis or any of the other diseases for which we are developing ACTIMMUNE. If a third party were issued a patent that blocked our ability to commercialize ACTIMMUNE for any of the diseases we are targeting, we and our collaborators would be subject to legal action, unless we obtained a license under that patent in order to continue our commercialization efforts for those diseases.

COMPETITION

    ACTIMMUNE is the only FDA-approved therapy for each of chronic granulomatous disease and severe, malignant osteopetrosis. There is no currently available effective therapy for the treatment of idiopathic pulmonary fibrosis. We believe that the main potential competition for ACTIMMUNE in idiopathic pulmonary fibrosis is the development of Avonex interferon beta by Biogen, Inc. Biogen, which currently markets Avonex for multiple sclerosis, is conducting a Phase II clinical trial of Avonex for idiopathic pulmonary fibrosis. We believe that successful development of Avonex for idiopathic pulmonary fibrosis will have a limited impact on ACTIMMUNE for idiopathic pulmonary fibrosis due to the more favorable side effect profile of ACTIMMUNE relative to interferon beta.

    We believe that the primary competition for ACTIMMUNE in serious infectious diseases such as mycobacterial and systemic fungal infections consists of:

    - the potential development of new generations of advanced antibiotics and anti-fungal agents that successfully treat these diseases; and

    - the current treatment regimens, which may be less effective in many cases, but cost substantially less than the current price for ACTIMMUNE.

    The primary competition for ACTIMMUNE in cystic fibrosis are the FDA-approved drugs marketed by Genentech and Pathogenesis Corporation.

SALES AND MARKETING

    We are currently marketing ACTIMMUNE in the United States for the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. We have hired 10 medical science liaisons and plan to hire 14 additional medical science liaisons to educate physicians and increase their awareness of ACTIMMUNE. We sponsor speaker programs, medical symposia and continuing medical education programs regarding ACTIMMUNE.

    Our marketing efforts also consist of the following:

    - direct mailings to physicians;

    - advertisements for ACTIMMUNE;

    - our ACTIMMUNE.com website, which contains product and disease information for physicians and patients; and

    - attendance at physician trade shows.

GOVERNMENTAL REGULATION AND PRODUCT APPROVAL

    The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture, and marketing of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products. We believe that our products will be regulated as biologics by the FDA.

    The process required by the FDA before our products, or new diseases for approved products, may be marketed in the United States generally involves the following:

    - preclinical laboratory and animal tests;

    - submission of an investigational new drug, or IND, application, which must become effective before clinical trials may begin;

    - adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and

    - FDA approval of a new biologics license application, or BLA, supplement.

    The testing and approval process requires substantial time, effort, and financial resources, and we cannot be certain that any new approvals for ACTIMMUNE will be granted on a timely basis, if at all.

    Prior to commencing a clinical trial, we must submit an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trial. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. Further, an independent institutional review board at the medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences.

    Human clinical trials are typically conducted in three sequential phases that may overlap:

    - Phase I: The drug is initially introduced into healthy human subjects or patients and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion.

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
    - Phase II: Involves studies in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

    - Phase III: When Phase II evaluations demonstrate that a dosage range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken to further evaluate dosage, clinical efficacy and to further test for safety in an expanded patient population at geographically dispersed clinical study sites.

    - In the case of products for severe or life-threatening diseases such as idiopathic pulmonary fibrosis, the initial human testing is often conducted in patients rather than in healthy volunteers. Because these patients already have the target disease, these studies may provide initial evidence of efficacy traditionally obtained in Phase II trials, and thus these trials are frequently referred to as Phase I/II trials.

    We may not successfully complete Phase I, Phase II or Phase III testing of ACTIMMUNE within any specific time period, if at all. Furthermore, the FDA or an institutional review board or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

    The results of product development, preclinical studies and clinical studies are submitted to the FDA as part of a BLA, or a BLA supplement, for approval of a new disease if the product is already approved for a disease. The FDA may deny a BLA or BLA supplement if the applicable regulatory criteria are not satisfied or may require additional clinical data. Even if such data is submitted, the FDA may ultimately decide that the BLA or BLA supplement does not satisfy the criteria for approval. Once issued, the FDA may withdraw product approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. In addition, the FDA may require testing and surveillance programs to monitor the effect of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs.

    The FDA's fast track program is intended to facilitate the development and expedite the review of drugs intended for the treatment of serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs for such conditions. Under this program, the FDA can, for example, review portions of a BLA for a fast track product before the entire application is complete, thus potentially beginning the review process at an earlier time. We cannot guarantee that the FDA will grant any of our requests for fast track designation, that any fast track designation would affect the time of review, or that the FDA will approve the BLA submitted for any of our drug candidates, whether or not fast track designation is granted. Additionally, the FDA's approval of a fast track product can include restrictions on the product's use or distribution, such as permitting use only for specified medical procedures or limiting distribution to physicians or facilities with special training or experience. Approval of fast track products can be conditional with a requirement for additional clinical studies after approval.

    Satisfaction of FDA requirements or similar requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially, based upon the type, complexity and novelty of the product or disease. Government regulation may delay or prevent marketing of potential products or new diseases for a considerable period of time and to impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant additional approvals for ACTIMMUNE on a timely basis, if at all. Success in early stage clinical trials does not assure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. Even if a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a product may result in restrictions on the product or even complete withdrawal of the product from the market. Delays in obtaining, or failures to obtain additional regulatory approvals for ACTIMMUNE would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future U.S. or foreign governmental action.

    Any products manufactured or distributed by us pursuant to FDA approvals are subject to continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with good manufacturing practices, which impose certain procedural and documentation requirements upon us and our third party manufacturers. We cannot be certain that we or our present or future suppliers will be able to comply with the good manufacturing practices regulations and other FDA regulatory requirements.

    Physicians may prescribe drugs for uses that are not described in the product's labeling for uses that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer's communications on the subject of off-label use. Companies cannot actively promote FDA-approved drugs for off-label uses, but may in some circumstances disseminate to physicians articles published in peer-reviewed journals, like THE NEW ENGLAND JOURNAL OF MEDICINE, that discuss off-label uses of approved products. To the extent allowed by law, we intend to disseminate peer-reviewed articles on ACTIMMUNE to our physician customers.

    The FDA's policies may change and additional government regulations may be enacted which could prevent or delay regulatory approval of our potential products or new diseases for ACTIMMUNE. We cannot predict the likelihood, nature, or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the United States or abroad.

    Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting a BLA. After the FDA grants orphan drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan drug designation subsequently receives FDA approval for the disease for which it has such designation, the product is entitled to orphan exclusivity for seven years, i.e., the FDA may not approve any other applications to market the same drug for the same disease, except in very limited circumstances, for seven years. We intend to file for orphan drug designation for those ACTIMMUNE diseases that meet the criteria for orphan exclusivity. Although obtaining FDA approval to market a product with orphan drug exclusivity can be advantageous, there can be no assurance that it would provide us with a material commercial advantage.

RESEARCH AND DEVELOPMENT

    We direct financial resources efficiently to goal-oriented projects by reducing the time and infrastructure spent on research and development. We do not conduct in-house preclinical research and development. Instead, we contract these activities to qualified third-party research and development institutions such as academia or private contract labs. We have two contracted research and development programs. The first is with the Medical College of Wisconsin and is focused on the development of monoclonal antibodies against pseudomonas aeruginosa. The other program is in collaboration with Panorama Research and is focused on the development of peptides that block staphylococcus aureus infections.

EMPLOYEES

    As of September 8, 2000, we had 46 full-time employees. Of the full-time employees, 20 were engaged in research and development and 26 were engaged in sales, general and administrative positions. We believe our relations with our employees are good.

FACILITIES

    Our facilities consist of approximately 8,000 square feet of office space located at 1710 Gilbreth Road, Suite 301, Burlingame, California that is leased to us until 2004. We currently have no option to renew this lease. We have no laboratory or research facilities. We believe that suitable additional space is available to accommodate expansion of our operations on commercially reasonable terms.

                                   MANAGEMENT

    The following table provides information regarding our directors, executive officers, and key employees as of September 8, 2000:

NAME                                          AGE                        TITLE
----                                        --------   ------------------------------------------
W. Scott Harkonen, M.D....................     48      Chief Executive Officer, President and
                                                       Chairman of the Board of Directors
Timothy P. Lynch..........................     30      Chief Financial Officer, Vice President of
                                                       Finance and Administration
Stephen N. Rosenfield.....................     50      Senior Vice President of Legal Affairs,
                                                       General
                                                       Counsel and Secretary
Peter Van Vlasselaer, Ph.D................     41      Senior Vice President of Technical
                                                       Operations
John J. Wulf..............................     48      Senior Vice President of Corporate
                                                       Development
David A. Cory, R.Ph.......................     37      Vice President of Sales and Marketing
Christine W. Czarniecki, Ph.D.............     50      Vice President of Regulatory Affairs
J. Woodruff Emlen, M.D....................     54      Vice President of Scientific Affairs
Edgar Engleman, M.D.......................     55      Director
James I. Healy, M.D., Ph.D................     35      Director
John L. Higgins...........................     30      Director
Wayne T. Hockmeyer, Ph.D..................     55      Director
Jonathan S. Leff..........................     31      Director
Nicholas J. Simon.........................     46      Director

    W. SCOTT HARKONEN, M.D. Dr. Harkonen founded InterMune in February 1998 and has served as a member of our board of directors since inception and is currently the Chairman of the Board. Dr. Harkonen has been our Chief Executive Officer and President since inception. From September 1995 to April 1999,
Dr. Harkonen served as Senior Vice President of Product Development and Operations at Connetics Corporation, a biopharmaceutical company. From
March 1991 to September 1995, Dr. Harkonen served as Vice President of Medical and Regulatory Affairs at Univax Biologics, a biopharmaceutical company.
Dr. Harkonen holds an M.D. from the University of Minnesota and an M.B.A. from the Haas School of Business at the University of California at Berkeley.

    TIMOTHY P. LYNCH. Mr. Lynch has served as our Chief Financial Officer and Vice President of Finance and Administration since November 1999. From
July 1999 to October 1999, Mr. Lynch served as the Director of Business Development at ePhysician, Inc., an internet healthcare company. From
August 1997 to July 1999, Mr. Lynch served as Director of Strategic Planning at Elan Corporation, plc., a pharmaceutical company. From August 1993 to June 1995, Mr. Lynch was employed by Goldman, Sachs & Co. in the investment banking division. From June 1992 to August 1993, Mr. Lynch was employed by Chase Securities, Inc. in the investment banking division. Mr. Lynch holds an M.B.A. from the Harvard Graduate School of Business.

    STEPHEN N. ROSENFIELD. Mr. Rosenfield has served as our Senior Vice President of Legal Affairs and General Counsel since March 2000. From February 1996 to February 2000, Mr. Rosenfield was an associate at Cooley Godward LLP. From September 1992 to January 1996, Mr. Rosenfield was an associate at Coblentz Cahen McCabe & Breyer LLP. Mr. Rosenfield holds a J.D. from Northeastern University School of Law.

    PETER VAN VLASSELAER, PH.D. Dr. Van Vlasselaer has served as our Senior Vice President of Technical Operations since November 1999. From July 1993 to November 1999, Dr. Van Vlasselaer served as Vice President of Development at Dendreon Corporation, a biopharmaceutical company.

Dr. Van Vlasselaer holds a Ph.D. from the University of Leuven in Belgium and was an immunology fellow at Stanford University.

    JOHN J. WULF. Mr. Wulf has served as our Senior Vice President of Business Development since June 2000. From April 1998 until June 2000, Mr. Wulf served as Vice President of Business Development at Axys Pharmaceuticals, Inc., a biopharmaceutical company, where he was responsible for corporate partnering of research programs and in-licensing of preclinical and clinical product opportunities. Prior to joining Axys, Mr. Wulf was employed by Genentech, Inc., a biotechnology company, in various positions in business, product and process development. From 1996 until April 1998, Mr. Wulf served as Director of Business Development and Far East Representative. From 1994 until 1996, he served as Licensing Manager. Mr. Wulf holds an M.B.A. from San Francisco State University and an M.S. from Oregon State University.

    DAVID A. CORY, R.PH. Mr. Cory has served as our Vice President of Sales and Marketing since February 2000. From November 1999 to January 2000, Mr. Cory was a pharmaceutical industry consultant. From November 1988 to October 1999, Mr. Cory served in both sales and marketing management capacities, most recently as Commercial Director of Marketing, at Glaxo Wellcome, Inc., a pharmaceutical company. Mr. Cory holds a degree in Pharmacy from the University of Cincinnati.

    CHRISTINE W. CZARNIECKI, PH.D. Dr. Czarniecki has served as our Vice President of Regulatory Affairs since January 2000. From March 1997 to
January 2000, Dr. Czarniecki served as Director of Regulatory Affairs and Quality at Axys Pharmaceuticals, Inc. From July 1993 to March 1997,
Dr. Czarniecki served as Director of Regulatory Affairs at ICOS Corporation, a pharmaceutical company. Dr. Czarniecki holds a Ph.D. from Georgetown University.

    J. WOODRUFF EMLEN, M.D. Dr. Emlen has served as our Vice President of Scientific Affairs since October 1998. From August 1997 to October 1998,
Dr. Emlen served as Vice President of Exploratory Medicine at Connetics Corporation. From September 1987 to August 1997, Dr. Emlen served as a professor of medicine and immunology at the University of Colorado Health Services Center. Dr. Emlen holds an M.D. from the University of California at San Diego.

    EDGAR ENGLEMAN, M.D. Dr. Engleman has served as a member of our board of directors since April 1999. Dr. Engleman joined BioAsia Investments, LLC in 1997 and is currently a general partner of BioAsia Investments, LLC. Dr. Engleman has served on the faculty of Stanford University Medical School since 1978 and is currently Professor of Pathology and Medicine. Dr. Engleman serves on the board of directors of several private companies and is a director of Insmed Pharmaceuticals, Inc., a publicly held biotechnology company. Dr. Engleman holds an M.D. from Columbia University School of Medicine.

    JAMES I. HEALY, M.D., PH.D. Dr. Healy has served as a member of our board of directors since April 1999 and as the interim chairman of the board of directors from October 1999 through January 2000. Since June 2000, Dr. Healy has served as a general partner and managing director at Sofinnova Ventures. From January 1998 to March 2000, Dr. Healy was a partner at Sanderling Ventures. From August 1997 to December 1997, Dr. Healy was a Novartis Foundation Fellow at Brigham & Women's Hospital. From August 1990 to July 1997 he was employed by the Howard Hughes Medical Institute and Stanford University. Dr. Healy serves on the board of directors of several private companies. Dr. Healy holds an M.D. and a Ph.D. from Stanford University.

    JOHN L. HIGGINS. Mr. Higgins has served as a member of our board of directors since April 1999. Mr. Higgins joined Connetics Corporation in September 1997 and currently serves as Chief Financial Officer and Executive Vice President of Finance and Administration. From August 1994 to
September 1997, Mr. Higgins worked at BioCryst Pharmaceuticals, Inc. serving in various management positions, including Executive Vice President of Corporate Development.

    WAYNE T. HOCKMEYER, PH.D. Dr. Hockmeyer has served as a member of our board of directors since February 2000. Dr. Hockmeyer founded MedImmune, Inc., a biotechnology company, in April 1988, has served as its chief executive officer since April 1988 and as chairman of its board of directors since May 1993. Dr. Hockmeyer is also a director of Digene Corporation, a biotechnology company, and Aviron, a biopharmaceutical company, both of which are publicly held.
Dr. Hockmeyer holds a Ph.D. from the University of Florida.

    JONATHAN S. LEFF. Mr. Leff has served as a member of our board of directors since January 2000. Mr. Leff joined E.M. Warburg, Pincus & Co., LLC in 1996 and is currently a managing director. Mr. Leff serves on the board of directors of Transkaryotic Therapies, Inc., and Visible Genetics, Inc., both of which are publicly held biotechnology companies, and is on the board of directors of several private companies. Mr. Leff holds an M.B.A. from Stanford University.

    NICHOLAS J. SIMON. Mr. Simon has served as a member of our board of directors since August 1999. Mr. Simon joined Genentech, Inc. in December 1989 and since 1994 served as Vice President of Business and Corporate Development. In April 2000, Mr. Simon resigned from Genentech and founded iO Pharmaceuticals, where he has been the Chief Executive Officer and a director since April 2000. Mr. Simon is also a director of Biostreet.com, a private company. Mr. Simon serves on the board of directors of several private companies. Mr. Simon holds an M.B.A. from Loyola College.

    Our executive officers are appointed by our board of directors and serve until their successors are elected or appointed. There are no family relationships among any of our directors or executive officers. Although no director has a contractual right to serve as a member of our board of directors, pursuant to the Amended and Restated Investor Rights Agreement, dated
January 7, 2000, among the holders of some of our common stock and us, we have agreed to use reasonable efforts to elect:

    - a representative designated by Sanderling Ventures until the earlier of January 7, 2004 or such time as the entities affiliated with Sanderling Ventures beneficially own less than 95% of the aggregate capital stock beneficially owned by them at the closing of our Series B preferred stock financing in January 2000; and

    - a representative designated by Warburg, Pincus Equity Partners, L.P. until the earlier of January 7, 2004 or such time as the entities affiliated with Warburg, Pincus Equity Partners, L.P. beneficially own less than 95% of the aggregate capital stock beneficially owned by them at the closing of our Series B preferred stock financing in January 2000.

BOARD COMPOSITION

    Dr. Harkonen is currently the chairman of our board of directors. We are searching for an independent chairman.

    Our board of directors consists of seven directors. Our board of directors is divided into three classes:

    - Class I directors, Mr. Higgins and Dr. Hockmeyer, whose term will expire at the annual meeting of stockholders to be held in 2001;

    - Class II directors, Drs. Engleman, Harkonen and Healy, whose term will expire at the annual meeting of stockholders to be held in 2002; and

    - Class III directors, Messrs. Leff and Simon, whose term will expire at the annual meeting of stockholders to be held in 2003.

    At each annual meeting of stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control or management of us.

COMMITTEES OF THE BOARD

    AUDIT COMMITTEE. Our audit committee currently consists of Drs. Engleman and Hockmeyer and Mr. Simon. The audit committee reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors.

    COMPENSATION COMMITTEE. Our compensation committee currently consists of Messrs. Leff and Simon and Dr. Harkonen. The compensation committee approves, reviews and recommends to our board of directors the compensation and benefits of our officers and establishes and reviews general policies relating to compensation and benefits of our employees. Mr. Leff has the authority to grant stock and stock options to non-officer employees.

COMPENSATION OF DIRECTORS

    We provide annual cash compensation of $15,000, plus $2,500 for each board meeting attended, to board members for serving on our board of directors. Members of our board of directors are reimbursed for some out-of-pocket expenses in connection with attendance at board and committee meetings. In July 1999, each of Drs. Engleman and Healy and Mr. Higgins, three of our non-employee directors, received option grants to purchase 30,000 shares of common stock at an exercise price of $0.125 per share. In October 1999, Mr. Simon, one of our non-employee directors, received an option grant to purchase 30,000 shares of common stock at an exercise price of $0.125 per share. In January 2000, Mr. Leff, one of our non-employee directors, received an option grant to purchase 30,000 shares of common stock at an exercise price of $4.50 per share. Under this grant, the option shares vest over a three-year period in monthly installments. In July 1999, Drs. Engleman and Healy each received an option grant for the purchase of 70,000 shares of fully vested common stock at an exercise price of $0.125 per share. In February 2000, Dr. Hockmeyer, a non-employee director, received an option grant to purchase 30,000 shares of common stock at an exercise price of $4.50 per share. Under the 30,000 share grant, the option shares vest monthly over a three-year period. In
February 2000, each of Drs. Engleman, Healy and Hockmeyer and Messrs. Higgins, Leff and Simon received an option grant for the purchase of 10,000 shares of common stock at an exercise price of $4.50 per share. Under each of the 10,000 share grants, the option shares vest monthly over a one-year period. Our 2000 Non-Employee Directors' Stock Option Plan provides for ongoing option grants to our non-employee directors. See "Management--Stock Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Except for our Chief Executive Officer, Dr. Harkonen, no member of our compensation committee has at any time been an officer or employee of ours. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

EMPLOYMENT AGREEMENTS

    In April 1999, we entered into an executive employment agreement with Dr. Harkonen, and this agreement was amended in June 2000. The employment agreement provides for an annual salary of $275,000 and the payment of bonuses upon the achievement of milestones to be agreed to on an annual basis. In connection with his employment with us, we sold to Dr. Harkonen 690,000 shares of common stock subject to a five-year vesting schedule. If Dr. Harkonen's employment is terminated by us in an involuntary termination, other than for cause, as these terms are defined in the employment agreement, including circumstances involving a change in control, he will be entitled to receive his salary for an additional six months, and an additional 28% of his options will vest.

    In October 1999, we entered into an employment offer letter with Mr. Lynch, our Chief Financial Officer and Vice President of Finance and Administration. The offer letter provides for an annual salary of $160,000. It also provides that if we terminate Mr. Lynch's employment other than for cause, he will be entitled to receive salary and benefits for an additional six months, and his stock options will continue to vest for this additional six-month period.

    In October 1999, we entered into an employment offer letter with Dr. Van Vlasselaer, our Senior Vice President of Technical Operations. The offer letter provides for an annual salary of $165,000. It also provides that if we terminate Dr. Van Vlasselaer's employment other than for cause, he will be entitled to receive salary and benefits for an additional three months, and his stock options will continue to vest for this additional three-month period.

    In December 1999, we entered into an employment offer letter with Dr. Czarniecki, our Vice President of Regulatory Affairs. The offer letter provides for an annual salary of $175,000. It also provides that if we terminate Dr. Czarniecki's employment other than for cause, she will be entitled to receive salary and benefits for an additional four months, and her stock options will continue to vest for this additional four-month period.

    In February 2000, we entered into an employment offer letter with Mr. Cory, our Vice President of Sales and Marketing. The offer letter provides for an annual salary of $165,000, a $25,000 signing bonus and a $55,000 relocation allowance.

    In March 2000, we entered into an employment offer letter with Mr. Rosenfield, our Senior Vice President of Legal Affairs, General Counsel and Secretary. The offer letter provides for an annual salary of $205,000 and a $50,000 signing bonus. It also provides that if we terminate Mr. Rosenfield's employment other than for cause, he will be entitled to receive salary and benefits for an additional six months, and his stock options will continue to vest for this additional six-month period.

    In June 2000, we entered into an employment offer letter with Mr. Wulf, our Senior Vice President of Corporate Development. The offer letter provides for an annual salary of $210,000 and a $40,000 signing bonus. It also provides that if we terminate Mr. Wulf's employment other than for cause, he will be entitled to receive salary and benefits for an additional six months, and his stock options will continue to vest for this additional six-month period.

    We have entered into change of control agreements with Dr. Harkonen, Mr. Lynch, Mr. Rosenfield, Dr. Van Vlasselaer, Mr. Wulf, Mr. Cory,
Dr. Czarniecki and Dr. Emlen that provide for accelerated vesting of each officer's unvested stock upon a change of control and either a termination of the officer's employment by the acquiror or a material change in the officer's compensation, duties, responsibilities, or working conditions. The accelerated vesting of the unvested stock for Dr. Harkonen, Mr. Lynch, Mr. Rosenfield and Mr. Wulf will be 100% of their unvested shares, and for Dr. Van Vlasselaer, Mr. Cory, Dr. Czarniecki and Dr. Emlen, it will be 50% of their unvested shares.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning the compensation that we paid during 1999 to our Chief Executive Officer and our other most highly compensated executive officers whose salary and bonus for such year was in excess of $100,000 on an annualized basis. We refer to these people as our "named executive officers." All option grants were made under our 1999 equity incentive plan.

                           SUMMARY COMPENSATION TABLE

                                                            ANNUAL       LONG-TERM
                                                         COMPENSATION   COMPENSATION
                                                         ------------   ------------
                                                                         SECURITIES     ALL OTHER
                                                                         UNDERLYING    COMPENSATION
NAME AND PRINCIPAL POSITION                               SALARY ($)      OPTIONS         ($)(1)
---------------------------                              ------------   ------------   ------------
W. Scott Harkonen, M.D.
  Chief Executive Officer, President and Chairman of
  the Board of Directors...............................    $212,534             --        $10,749
Timothy P. Lynch
  Chief Financial Officer and Vice President of Finance
  and Administration...................................    $ 26,667        180,000        $10,024
Peter Van Vlasselaer, Ph.D.
  Senior Vice President of Technical Operations........    $ 21,240        160,000        $10,042
J. Woodruff Emlen, M.D.
  Vice President of Scientific Affairs.................    $155,294         90,000        $ 5,439
Nzeera Virani-Ketter, M.D.(2)
  Vice President of Clinical Research..................    $ 60,000        120,000        $   186

------------------------

(1) Includes term-life insurance premiums paid by us on behalf of these named executive officers, signing and annual bonuses and excess long-term disability.

(2) Dr. Virani-Ketter resigned her employment with us effective as of March 10, 2000.

OPTION GRANTS

    The following table sets forth summary information regarding the option grants made to our Chief Executive Officer and each of our named executive officers during 1999. Options granted to purchase shares of our common stock under our 1999 equity incentive plan are generally immediately exercisable by the optionee but are subject to a right of repurchase pursuant to the vesting schedule of each specific grant. In the event that a purchaser ceases to provide service to us, we have the right to repurchase any of that person's unvested shares of common stock at the original option exercise price. The exercise price per share is equal to the fair market value of our common stock on the date of grant as determined by our board of directors. The percentage of total options was calculated based on options to purchase an aggregate of 1,170,000 shares of common stock granted under our 1999 equity incentive plan in 1999. The potential realizable value was calculated based on the ten-year term of the options and assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the options were granted to their expiration date based on the closing price of the common stock on August 18, 2000. Under the 1999 Equity Incentive Plan for our employees and officers, 20% of the option grant generally vests on the one-year anniversary of employment, and the remainder vests in a series of equal monthly installments beginning on the one-year anniversary of employment and continuing over the next four years of service. See "Stock Plans" for a description of the material terms of these options.

                             OPTION GRANTS IN 1999

                                                                                           POTENTIAL REALIZABLE VALUE AT
                                  NUMBER OF     PERCENT OF                                    ASSUMED ANNUAL RATES OF
                                  SECURITIES   TOTAL OPTIONS                               STOCK PRICE APPRECIATION FOR
                                  UNDERLYING    GRANTED TO       EXERCISE                           OPTION TERM
                                   OPTIONS     EMPLOYEES IN       PRICE       EXPIRATION   -----------------------------
NAME                               GRANTED      FISCAL YEAR    (PER SHARE)       DATE           5%              10%
----                              ----------   -------------   ------------   ----------   -------------   -------------
W. Scott Harkonen, M.D..........        --            --              --             --              --              --
Timothy P. Lynch................   165,000         14.10%         $0.125       11/16/09     $11,235,363     $17,902,654
                                    15,000          1.28%          0.125       11/16/09     $ 1,021,397     $ 1,627,514
Peter Van Vlasselaer, Ph.D......   160,000         13.68%          0.125       11/16/09     $10,894,897     $17,360,149
J. Woodruff Emlen, M.D..........    70,000          5.98%          0.125        7/29/09     $ 4,766,517     $ 7,595,065
                                    20,000          1.71%          0.125       11/16/09     $ 1,361,862     $ 2,170,019
Nzeera Virani-Kitta, M.D........   120,000         10.26%          0.125       11/16/09     $ 8,171,173     $13,020,112

AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
  VALUES

    The following table provides summary information concerning the shares of common stock represented by outstanding stock options held by our Chief Executive Officer and our other most highly compensated executive officers with annualized base salaries in excess of $100,000 as of December 31, 1999. Options granted to purchase shares of our common stock under our 1999 equity incentive plan are generally immediately exercisable by optionees but are subject to a right of repurchase pursuant to the vesting schedule of each specific grant. For the 1999 equity incentive plan, the repurchase option generally lapses over a five-year period with 20% lapsing after the first year and 1.667% lapsing monthly thereafter. If a purchaser ceases to provide service to us or our affiliates, we have the right to repurchase any of that person's unvested shares of common stock at the original option exercise price. Amounts shown in the value realized column were calculated based on the difference between the option exercise price and the closing price of the common stock on August 18, 1999, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares of common stock underlying the option. The exercise price for all options granted in 1999 was $0.125.

                                                                NUMBER OF SECURITIES
                                                                     UNDERLYING         VALUE OF UNEXERCISED IN-THE-
                                                                 UNEXERCISED OPTIONS          MONEY OPTIONS AT
                                      SHARES                    AT DECEMBER 31, 1999        DECEMBER 31, 1999(2)
                                    ACQUIRED ON      VALUE      ---------------------   -----------------------------
NAME                                 EXERCISE     REALIZED(1)    VESTED     UNVESTED     EXERCISABLE    UNEXERCISABLE
----                                -----------   -----------   ---------   ---------   -------------   -------------
W. Scott Harkonen, M.D............         --             --         --           --             --             --
Timothy P. Lynch..................    180,000     $7,515,900         --      180,000     $7,515,900             --
Peter Van Vlasselaer, Ph.D........         --             --         --      160,000      6,680,800             --
J. Woodruff Emlen, M.D............         --             --     16,333       73,667      3,757,950             --
Nzeera Virani-Ketter, M.D.........         --             --         --      120,000      5,010,600             --

------------------------

(1) Based on the $41.88 closing price of our common stock on August 18, 2000 per share, minus the per share exercise price, multiplied by the number of shares issued upon exercise of the option.

(2) The value of unexercised in-the-money options is calculated based on the difference between the $41.88 closing price of our common stock as of August 18, 2000 and the exercise price for those shares of common stock, multiplied by the number of shares underlying the option.

STOCK PLANS

    2000 EQUITY INCENTIVE PLAN

    Our board of directors adopted the 2000 plan in January 2000 and our stockholders approved the 2000 plan in March 2000. The 2000 plan became effective on March 24, 2000.

    SHARE RESERVE. A total of 2,000,000 shares of our common stock have been reserved for issuance under the 2000 plan. On January 1 of each year, commencing with January 1, 2001, the share reserve will increase by the least of the following:

    - 3% of our total outstanding common stock (on a fully diluted, as converted basis) at the time of an increase;

    - an amount less than that above as determined by our board of directors.

    No more than 10,000,000 of the shares reserved can be issued through the exercise of incentive stock options. When a stock award expires or is terminated before it is exercised, the shares not acquired pursuant to the stock award again become available for issuance under the 2000 plan.

    ADMINISTRATION. Our board of directors administers the 2000 plan. Our board of directors, however, may delegate this authority to a committee of one or more board members. The board or a committee of the board has the authority to construe, interpret and amend the 2000 plan as well as to determine:

    - the recipient of any stock award;

    - the number of stock awards a recipient may receive;

    - the grant date of a stock award;

    - the number of shares subject to a stock award;

    - the exercisability and vesting of a stock award;

    - the exercise price of a stock award;

    - the type of consideration to receive stock under a stock award; and

    - the other terms of a stock award.

    Our board of directors may amend or modify the 2000 plan at any time. However, no amendment or modification shall adversely affect the rights and obligations with respect to stock awards unless the holder consents to that amendment or modification. In addition, our board of directors may, if required or desirable, seek the approval of our stockholders to:

    - increase the maximum number of shares issuable under incentive stock options under the 2000 plan or the rate at which shares are added to the reserve of the 2000 plan (except for permissible adjustments in the event of certain changes in our capitalization);

    - materially modify the eligibility requirements for participation; or

    - materially increase the benefits accruing to participants.

    ELIGIBILITY. The 2000 plan permits granting stock awards to employees, directors and consultants of ours or certain of our affiliates. A stock award may be an "incentive stock option" (ISO), within the meaning of Section 422 of the Internal Revenue Code, a nonstatutory stock option (NSO), a right to purchase restricted stock, or a restricted stock bonus.

    Section 162(m) of the Internal Revenue Code, among other things, denies a deduction to publicly held corporations for compensation paid to the chief executive officer or any of the four highest compensated officers (excluding the chief executive officer) in a taxable year to the extent that the compensation of that officer exceeds $1,000,000. To prevent options granted under the 2000 plan from being included in this compensation, in any calendar year the board may not grant options under the 2000 plan to an employee covering an aggregate of more than 1,000,000 shares.

    STOCK OPTION PROVISIONS GENERALLY. In general, the duration of a stock option granted under the 2000 plan cannot exceed ten years. The exercise price of an ISO cannot be less than 100% of the fair market value of the common stock on the date of grant. The exercise price of an NSO cannot be less than 50% of the fair market value of the common stock on the date of grant. An ISO may be transferred only on death, but an NSO may also be transferable to the extent permitted in the stock option agreement.

    Unless the terms of an optionholder's stock option agreement provide for earlier or later termination, if all of an optionholder's service relationships with us and our affiliates terminate, then generally that optionholder (or that optionholder's beneficiary if that optionholder has died) may exercise vested options within:

    - 18 months after that date if termination is due to death;

    - 12 months after that date if termination is due to disability; or

    - 3 months after that date if termination is for any reason other than disability or death.

    ISOs may be granted only to our employees (including those of certain affiliates). The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to which ISOs are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. An ISO granted to a person who at the time of grant owns or is deemed to own more than 10% of the total combined voting power of us or any of our affiliates must have a term of no more than five years and an exercise price that is at least 110% of fair market value at the time of grant.

    PROVISIONS OF OTHER STOCK AWARDS GENERALLY. The board or a committee of the board determines the purchase price of other stock awards, which for nonstatutory stock options and stock purchase awards cannot be less than 50% of the stock's fair market value at the time of grant. Stock bonuses, however, may be awarded in consideration of past services without additional payment. Shares that we sell or award under the 2000 plan may, but need not be, restricted and subject to a repurchase option in our favor in accordance with a vesting schedule. The board or committee, however, may accelerate the vesting of restricted stock.

    EFFECT ON STOCK AWARDS OF A CHANGE IN CONTROL. The 2000 plan provides that in the event of a change in control in the beneficial ownership of us, the surviving entity may assume all outstanding stock awards or substitute similar stock awards for them. If the surviving entity determines not to assume or substitute for these stock awards, the vesting in full of stock awards held by persons whose service with us or our affiliates has not already terminated will accelerate prior to this change in control. Awards not assumed or substituted and not exercised prior to the effective date of the change in control shall terminate and cease to be outstanding on the effective date of the change in control.

    OTHER PROVISIONS. If there is a transaction or event not involving our receipt of consideration, including a merger, consolidation, reorganization, stock dividend, or stock split, the board will appropriately adjust the class and the maximum number of shares subject to the 2000 plan, the maximum number of shares available for ISOs, and the Section 162(m) limit.

    PLAN TERMINATION.  The 2000 plan terminates on January 30, 2010.

    OPTIONS ISSUED. As of August 18, 2000, we had granted stock awards, including options, for the purchase of up to 269,000 shares of our common stock under the 2000 plan.

1999 EQUITY INCENTIVE PLAN

    Our board of directors adopted and our stockholders approved our 1999 equity incentive plan in June 1999. The 1999 plan was amended in December 1999, and our stockholders approved such amendment. An aggregate of 2,000,000 shares of common stock currently are authorized for issuance under the 1999 plan. As of March 24, 2000, stock awards were no longer granted under the 1999 plan. Stock awards granted under the 1999 plan have substantially the same terms as apply to grants under the 2000 plan. With respect to change in control provisions, all outstanding options under the 1999 plan may be either assumed or substituted by any surviving entity. If the surviving entity determines not to assume or substitute such awards, the vesting schedule of all outstanding awards held by persons whose service with us or our affiliates has not already terminated shall accelerate, and all such outstanding awards will be immediately exercisable. Awards not assumed or substituted and not exercised prior to the effective date of the change in control shall terminate and cease to be outstanding on the effective date of the change in control. As of August 18, 2000, we had issued 762,014 shares upon the exercise of options under the 1999 plan, and options to purchase 1,170,500 shares at a weighted average exercise price of $2.73 per share were outstanding. As of August 18, 2000, our board had not granted any stock bonuses or restricted stock under the 1999 plan.

2000 EMPLOYEE STOCK PURCHASE PLAN

    Our board of directors adopted our 2000 employee stock purchase plan in January 2000, and our stockholders approved the purchase plan in March 2000.

    SHARE RESERVE. A total of 200,000 shares of common stock have currently been authorized for issuance under the purchase plan. On each January 1, beginning with January 1, 2001, and including and ending on January 1, 2009, the share reserve will increase by the least of the following:

    - 1% of our total outstanding common stock, on a fully-diluted, as converted basis;

    - 400,000 shares; or

    - a lesser amount as determined by our board at or prior to the date of an increase.

    The purchase plan is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Under the purchase plan, eligible employees will be able to purchase common stock at a discount price in periodic offerings. The purchase plan and the first offering under the purchase plan commenced on March 24, 2000.

    ELIGIBILITY. All employees are eligible to participate in the purchase plan so long as they are employed by us, or a U.S. incorporated subsidiary designated by the board of directors, for at least 20 hours per week and are customarily employed by us, or a subsidiary designated by the board of directors, for at least five months per calendar year. Any employee who is a 5% stockholder is not eligible to participate in the purchase plan.

    OFFERINGS. Under the purchase plan, the board may specify offerings of up to 27 months. Unless our board determines otherwise, common stock will be purchased for accounts of participating employees at a price per share equal to the lower of:

    - 85% of the fair market value of a share of our common stock on the first day of the offering; or

    - 85% of the fair market value of a share of our common stock on the purchase date.

    The first offering began on March 24, 2000, and the shares were registered on a Form S-8 registration statement on April 11, 2000. The fair market value of the shares on March 24, 2000 was $20.00, the price per share at which our shares were first sold to the public. Otherwise, fair market value generally means the closing sales price (rounded up where necessary to the nearest whole cent) for these shares (or the closing bid, if no sales were reported) as quoted on the Nasdaq National Market on the last trading day prior to the relevant determination date, as reported in THE WALL STREET JOURNAL.

    The board may provide that employees who become eligible to participate after the offering period begins nevertheless may enroll in the offering. These employees will purchase our stock at the lower of:

    - 85% of the fair market value of a share on the day they began participating in the purchase plan; or

    - 85% of the fair market value of a share on the purchase date.

    Participating employees may authorize payroll deductions of up to 15% of their compensation for the purchase of stock under the purchase plan. Employees may end their participation in an offering before a purchase period ends. Participation ends automatically on termination of employment.

    OTHER PROVISIONS. The board may grant eligible employees purchase rights under the purchase plan only if the purchase rights together with any other purchase rights granted under other employee stock purchase plans established by us or by our affiliates, if any, do not permit the employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 worth of our stock (based on its fair market value at the time the purchase right was granted) for each calendar year in which the purchase rights are outstanding.

    Upon a change in control, the successor corporation may either assume or replace outstanding purchase rights. Alternatively, the time for exercise of purchase rights under the ongoing offering period(s) will be accelerated and our stock will be purchased for the participants immediately before the change in control.

    SHARES ISSUED. The purchase plan became effective on March 24, 2000. As of the date hereof, no shares of common stock have been purchased under the purchase plan. The first purchase date is October 31, 2000.

    PLAN TERMINATION.  The purchase plan has no set termination date.

2000 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN

    Our board adopted the 2000 non-employee directors' stock option plan in January 2000 and our stockholders approved the plan in March 2000. The directors' plan provides for the automatic grant to our non-employee directors of options to purchase shares of our common stock.

    SHARE RESERVE. We have reserved a total of 180,000 shares of our common stock for issuance under the directors' plan. On January 1 of each year, commencing with January 1, 2001, the share reserve will automatically be increased by 180,000 shares. However, the automatic increase is subject to reduction by the board. If an optionholder does not purchase the shares subject to his or her option before the option expires or otherwise terminates, the shares that are not purchased will again become available for issuance under the directors' plan.

    ADMINISTRATION. The board administers the directors' plan. The board has the authority to construe, interpret and amend the directors' plan but the directors' plan specifies the essential terms of the options, including:

    - the option recipients;

    - the grant dates;

    - the number of shares subject to the option;

    - the exercisability and vesting of the option;

    - the exercise price; and

    - the type of consideration.

    ELIGIBILITY. Options will automatically be granted under the directors' plan to our non-employee directors as follows:

    - Each non-employee director who on the date of initial election or appointment to our board as a non-employee director does not already hold at least one stock option granted by us, will automatically be granted an option for 30,000 shares and an option for 10,000 shares.

    - On the date that a non-employee director's most recent stock option grant for 10,000 shares becomes fully vested, each non-employee director who is continuing as a non-employee director will be granted an additional option for 10,000 shares under the directors' plan.

    As long as the non-employee director continues to serve with us or with an affiliate of ours (whether in the capacity of a director, consultant, or an employee) each option granted under the directors' plan to such person will vest commencing one month after the date of its grant, at the rate of 1/36th of the total number of shares for 30,000 share grants and 1/12th of the total number of shares for 10,000 share grants until fully vested and will remain exercisable throughout its term.

    OPTION TERMS. Options have an exercise price equal to 100% of the fair market value of our common stock on the grant date. The option term is ten years but it generally will terminate three months after the optionholder's service terminates. If termination is due to the optionholder's disability, however, the post-termination exercise period is extended to 12 months. If this termination is due to the optionholder's death or if the optionholder dies within three months after his or her service terminates, the post-termination exercise period is extended to 18 months following death.

    The optionholder may transfer the option by gift to immediate family or for estate-planning purposes. The optionholder also may designate a beneficiary to exercise the option following the optionholder's death. Otherwise, the option exercise rights will pass by the optionholder's will or by the laws of descent and distribution.

    OTHER PROVISIONS. Transactions not involving our receipt of consideration, including a merger, consolidation, reorganization, stock dividend, and stock split, may change the class and number of shares subject to the directors' plan and to outstanding options. In that event, the board will appropriately adjust the directors' plan as to the class and the maximum number of shares subject to the directors' plan and to the automatic option grants. The board will also adjust outstanding options as to the class, number of shares, and price per share subject to the options.

    In the event of a change in control, the surviving entity may either assume or replace outstanding options under the directors' plan. If this does not occur, then generally for options held by persons then performing services as an employee or director of, or consultant to, us or our affiliates, the vesting of their options will accelerate, and unexercised options will terminate immediately prior to the event. Even if assumption or substitution does occur, the vesting of options held by non-employee directors will accelerate and vest in full. A change in control includes the following:

    - a dissolution, liquidation or sale of all or substantially all of our assets;

    - a merger or consolidation in which we are not the surviving corporation;
      or

    - a reverse merger in which we are the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

    OPTIONS ISSUED. The directors' plan became effective on March 24, 2000. As of the date hereof, we have not issued any options under the directors' plan.

    PLAN TERMINATION.  The directors' plan has no stated termination date.

401(k) PLAN

    We sponsor a 401(k) plan, a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986. All employees are eligible to participate. Participants may make pre-tax contributions to the 401(k) plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit ($10,500 in calendar year 2000). Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) plan's trustee.

    Each participant's contributions, and the corresponding investment earnings, are generally not taxable to the participants until withdrawn. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

LIMITATION OF LIABILITY OF DIRECTORS AND INDEMNIFICATION MATTERS

    Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

    - any breach of their duty of loyalty to the corporation or its stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

    - any transaction from which a director derives an improper personal benefit.

    This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our certificate of incorporation and bylaws provide that we shall indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity and certain other capacities, such as serving as a director of another corporation at the request of our board of directors.

    We entered into agreements to indemnify our directors and officers in addition to indemnification provided for in our certificate of incorporation and our bylaws. These agreements, among other things, will provide for indemnification of our directors and officers for expenses specified in the agreements, including attorneys' fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding arising out of these persons' services as a director or officer for us, any of our subsidiaries or any other entity to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

    At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted.

                           RELATED PARTY TRANSACTIONS

    The following executive officers, directors or holders of more than five percent of our voting securities purchased securities in the amounts as of the dates shown below. All shares of preferred stock were converted to common stock on the closing of our initial public offering.

                                             COMMON STOCK     SERIES A-1   SERIES A-2     SERIES B
                                            ---------------   ----------   -----------   ----------
DIRECTORS AND EXECUTIVE OFFICERS
W. Scott Harkonen.........................          690,000          --             --        4,472
Timothy P. Lynch..........................          182,500          --             --        4,472
Peter Van Vlassalaer......................          160,000          --             --           --
J. Woodruff Emlen.........................           90,000          --             --        4,472
Nzeera Virani-Ketter(1)...................               --          --             --          894
Nicholas J. Simon.........................           40,000          --             --        4,472
John L. Higgins...........................           32,000          --             --        4,472
James I. Healy............................          100,000          --             --        4,472
Edgar Engleman............................          100,000          --             --        4,472

5% STOCKHOLDERS
Connetics Corporation(2)..................               --     960,000             --       89,445
Entities affiliated with Sanderling
  Ventures(3).............................          600,000          --      2,400,000      313,060
Entities affiliated with BioAsia
  Investments, LLC(4).....................          312,500          --      1,200,000      201,253
Entities affiliated with E.M. Warburg,
  Pincus & Co. LLC(5).....................               --          --             --    3,130,590
Entities affiliated with Sofinnova
  Ventures(3).............................               --          --      1,200,000      183,363
Price Per Share...........................  $0.001 to $.125       $1.25          $1.25        $5.59
Date(s) of Purchase.......................     4/99 to 8/00        4/99           4/99         1/00

------------------------

(1) Nzeera Virani-Ketter resigned her employment with us effective as of March 10, 2000.

(2) John L. Higgins, one of our directors, is the chief financial officer of Connetics Corporation.

(3) James I. Healy, one of our directors, is a former partner of Sanderling Ventures and a current general partner and managing director of Sofinnova Ventures.

(4) Edgar Engleman, one of our directors, is a managing member of BioAsia Investments, LLC.

(5) Jonathan S. Leff, one of our directors, is a general partner of E.M. Warburg, Pincus & Co. LLC.

    We have entered into the following agreements with our executive officers, directors and holders of more than five percent of our voting securities.

    AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT. We have entered into an agreement with certain common stockholders, under which these stockholders have registration rights with respect to their shares of common stock. See "Description of Capital Stock--Registration Rights" for a further description of the terms of this agreement.

    AGREEMENTS WITH CONNETICS CORPORATION. Since April 1999, we have entered into the following six agreements with Connetics:

    - Amended and Restated Service Agreement, dated April 7, 1999;

    - Amended and Restated Exclusive Sublicense Agreement, dated April 27, 1999;

    - Collaboration Agreement, dated April 27, 1999;

    - Transition Agreement, dated April 27, 1999;

    - Assignment and Option Agreement, dated June 23, 2000; and

    - Revenue Adjustment Agreement, dated June 27, 2000.

    Under the Assignment and Option Agreement, Connetics assigned to us its license from Genentech, Inc. for the commercialization of ACTIMMUNE in the United States, Canada and Japan. For a summary of the terms of this agreement, please see "Business--License Agreements." Prior to the Assignment and Option Agreement, we had sublicensed these commercialization rights under the Genentech license from Connetics under the Amended and Restated Exclusive Sublicense Agreement, which has been terminated. For a summary of the terms of this agreement, please see "Business--License Agreements."

    In June 2000, we entered into the Revenue Adjustment Agreement to purchase all rights to ACTIMMUNE revenues under the baseline that had previously been recorded by Connetics, as established by the Transition Agreement. Beginning with the three-month period ended June 30, 2000, all ACTIMMUNE revenues and related expenses that had been previously transacted for Connetics are now recorded by us. These sales, costs of sales and amounts receivable are on a net basis. The Revenue Adjustment Agreement terminated the Transition Agreement, Collaboration Agreement and Section 5.2 of the Assignment and Option Agreement with Connetics.

    Under the Amended and Restated Service Agreement, Connetics provided to us, for a fee, information services, payroll, facilities, human resources, accounting, employee benefits and administration services. We have discontinued all services under the Amended and Restated Service Agreement, which has been terminated.

    Under the Collaboration Agreement, we made cash payments to Connetics of approximately $500,000, committed to pay Connetics an additional $500,000 in 2001 and committed to issue shares of Series B preferred stock to Connetics, which shares were issued. Under the Transition Agreement, Connetics booked the net sales for ACTIMMUNE, up to a baseline amount through December 2001 less associated cost of goods sold and marketing expenses. After December 31, 2001, the net sales for ACTIMMUNE were to fully revert to us. We were obligated to pay to Connetics gross margins on sales of ACTIMMUNE for chronic granulomatous disease below the baseline units until December 31, 2001.

    SUPPLY AGREEMENT WITH GENENTECH, INC. Connetics and Genentech entered into a Supply Agreement, dated May 5, 1998, for the supply of ACTIMMUNE for clinical use and commercial sale. Connetics assigned all rights and obligations under the Supply Agreement to us in April 1999. The agreement terminates upon the earlier of May 5, 2001 or the date on which a mutually agreed upon third party manufacturer, with whom we will have entered into a supply agreement to manufacture ACTIMMUNE, receives an FDA license to manufacture ACTIMMUNE. Under some circumstances in which we are unable to conclude an agreement with a third party, Genentech may be required to supply ACTIMMUNE until May 5, 2003 or longer. However, we recently entered into a supply agreement with Boehringer Ingelheim for the supply of ACTIMMUNE, and upon their receipt of a license from the FDA for the manufacture of ACTIMMUNE, the Genentech Supply Agreement would terminate. See "Business--Strategy."

    INDEBTEDNESS OF MANAGEMENT. In connection with Dr. Harkonen's employment transition from Connetics to us, we assumed an outstanding loan of $100,000 made by Connetics to Dr. Harkonen pursuant to a secured loan agreement and promissory note dated September 19, 1997. The interest rate on the promissory note is 7.5% per annum. The principal and accrued interest are due on October 30, 2000.

    STOCK OPTIONS. Stock option grants to our executive officers and directors are described in this prospectus under the captions "Management--Director Compensation" and "--Executive Compensation."

    EXECUTIVE EMPLOYMENT AGREEMENTS. In April 1999, we entered into an executive employment agreement with Dr. Harkonen, our Chief Executive Officer and President, and this agreement was amended in June 2000. In October, November and December 1999, we entered into employment offer letters with Dr. Van Vlassalaer, our Senior Vice President of Technical Operations; Mr. Lynch, our Chief Financial Officer and Vice President of Finance and Administration; and Dr. Czarniecki, our Vice President of Regulatory Affairs. In February and March of 2000, we entered into employment offer letters with Mr. Cory, our Vice President of Sales and Marketing and Mr. Rosenfield, our Senior Vice President of Legal Affairs, General Counsel and Secretary. In June 2000, we entered into an employment offer letter with Mr. Wulf, our Senior President of Corporate Development. We have also entered into change of control agreements with all of these executive officers. See "Management--Employment Agreements."

    INDEMNIFICATION AGREEMENTS. We have entered into indemnification agreements with our directors and officers for the indemnification of these persons to the full extent permitted by law. We also intend to execute these agreements with our future directors and officers.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock as of August 18, 2000, and as adjusted to reflect the sale of our common stock by this prospectus, by:

    - our Chief Executive Officer and each of our named executive officers;

    - each director;

    - all directors and executive officers as a group;

    - each stockholder who is known by us to own beneficially 5% or more of our common stock; and

    - each selling stockholder

    Percentage of ownership in the following table is calculated based on 23,882,346 shares of common stock outstanding as of August 18, 2000.

    Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of August 18, 2000 are deemed outstanding. Those shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws, where applicable. Unless otherwise indicated, the address of each of the individuals named below is: 1710 Gilbreth Road, Suite 301, Burlingame, CA 94010.

      AMOUNT AND NATURE OF SHARES BENEFICIALLY OWNED AS OF AUGUST 18, 2000

                                           PRINCIPAL STOCKHOLDERS
                                                                                       SHARES BENEFICIALLY
                                          NUMBER OF                                     OWNED AFTER THIS
                                            SHARES         SHARES                           OFFERING
                                         BENEFICIALLY    SUBJECT TO                  -----------------------
                                           OWNED(1)     REPURCHASE(2)   PERCENTAGE     NUMBER     PERCENTAGE
                                         ------------   -------------   ----------   ----------   ----------
W. Scott Harkonen......................      277,472       417,000          2.91%       694,472       2.91%
Timothy P. Lynch.......................       21,972       165,000             *        186,972          *
Peter Van Vlassalaer...................           --       160,000             *        160,000          *
J. Woodruff Emlen......................       35,107        59,365             *         94,472          *
Nzeera Virani-Ketter...................          894            --             *            894          *
Edgar Engleman(3)......................    1,803,225        15,000          7.61      1,818,225       7.61
James I. Healy(4)......................    1,472,835        15,000          6.23      1,487,835       6.23
John L. Higgins(5).....................    1,070,917        15,000          4.55      1,085,917       4.55
Wayne T. Hockmeyer.....................        6,667        33,333             *         40,000          *
Jonathon S. Leff(6)....................    3,130,590            --         13.11      3,130,590      13.11
Nicholas J. Simon......................       20,721        23,751             *         44,472          *
Entities affiliated with Warburg,
  Pincus Equity Partners(6)............    3,130,590            --         13.11      3,130,590      13.11
Entities affiliated with Sanderling
  Ventures(7)..........................    3,313,060            --         13.87      3,313,060      13.87
Entities affiliated with BioAsia
  Investments(3).......................    1,713,753            --          7.18      1,713,753       7.18
Entities affiliated with Sofinnova
  Ventures(4)..........................    1,383,363            --          5.79      1,383,363       5.79
All directors and executive officers as
  a group(8)...........................    7,840,400       903,449         36.61      8,743,849      36.61

--------------------------

*   Less than 1% of the outstanding shares of common stock.

(1) Excludes shares subject to repurchase.

(2) The unvested portion of the shares of common stock is subject to a right of repurchase, at the original option price, in the event the holder ceases to provide services to us and its affiliates or upon a change of control of us. The repurchase rights lapse at a rate of 20% at the end of the first year of service, and at a rate of 1/48th of the remaining purchased shares for each continuous month of service thereafter. The option exercise prices range from $0.01 to $4.50.

(3) Includes 1,205,201 shares held by Biotechnology Development Fund, L.P., 58,140 shares held by Biotechnology Development Fund II, L.P., and 450,412 shares held by Biotechnology Development Fund III, L.P. Dr. Engleman is a managing member of BioAsia Investments, LLC. BioAsia Investments, LLC is a general partner of Biotechnology Development Fund, L.P., Biotechnology Development Fund II, L.P., and Biotechnology Development Fund III, L.P. Dr. Engleman disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest in these shares.

(4) Includes 1,340,971 shares held by Sofinnova Venture Partners IV, L.P., 4,472 shares held by Sofinnova Management IV, LLC and 37,920 shares held by Sofinnova Venture Affiliates IV, L.P. Sofinnova Management IV, LLC is the general partner of Sofinnova Venture Partners IV, LP and Sofinnova Venture Affiliates IV, LP. Sofinnova Ventures is an administrative entity of Sofinnova Management IV LLC. Sofinnova Ventures is located at 140 Geary Street, 10(th) Floor, San Francisco, CA 94108. Dr. Healy is a general partner and managing director at Sofinnova Ventures. Dr. Healy disclaims beneficial ownership of all shares owned by the Sofinnova entities, except to the extent of his proportionate partnership interest in these shares.

(5) Includes 1,049,445 shares held by Connetics Corporation. Mr. Higgins is the Chief Financial Officer of Connetics Corporation and disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in these shares.

(6) Includes 2,958,407 shares held by Warburg, Pincus Equity Partners, L.P., 93,918 shares held by Warburg, Pincus Netherlands Equity Partners I, C.V., 62,612 shares held by Warburg, Pincus Netherlands Equity Partners II, C.V., and 15,653 shares held by Warburg, Pincus Netherlands Equity Partners III, C.V. Warburg, Pincus Equity Partners, L.P. and its three Dutch affiliates are referred to as the "WPEP Group." Warburg, Pincus & Co. ("WP") is the sole general partner of each of the four partnerships in the WPEP Group. WP is managed by E.M. Warburg, Pincus & Co., LLC ("EMWP"). Lionel I. Pincus is the managing partner of WP and the managing member of EMWP, and may be deemed to control both entities. Mr. Leff is a managing director and member of EMWP and a general partner of WP. Mr. Leff may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares beneficially owned by the WPEP Group. All shares indicated as owned by Mr. Leff are included because of his affiliation with the Warburg Pincus entities. Mr. Leff disclaims beneficial ownership of all shares owned by the Warburg Pincus entities.

(7) Includes 1,510,462 shares held by Sanderling Venture Partners IV, L.P., 588,016 shares held by Sanderling IV Biomedical, L.P., 580,963 shares held by Sanderling IV Limited Partnership, L.P., 189,394 shares held by Sanderling Venture Management, 178,891 shares held by Sanderling IV Biomedical Co-Investment Fund, L.P., 167,581 shares held by Sanderling Feri Trust Venture Partners IV, L.P., 8,307 shares held by Sanderling IV Limited, L.P. and 89,446 shares held by Sanderling IV Co-Investment Fund, L.P. Sanderling Ventures is located at 2730 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(8) Total number of shares includes 8,743,849 shares of common stock held by entities affiliated with directors and executive officers.

                                           SELLING STOCKHOLDERS
                                                                                      SHARES BENEFICIALLY
                                             NUMBER OF                  NUMBER OF      OWNED AFTER THIS
                                               SHARES                    SHARES            OFFERING
                                            BENEFICIALLY                  BEING     -----------------------
                                              OWNED(1)     PERCENTAGE    OFFERED      NUMBER     PERCENTAGE
                                            ------------   ----------   ---------   ----------   ----------
Ashton Partners...........................       20,000           *       20,000            --         --
Baystar Capital, L.P......................       50,000           *       50,000            --         --
BlackRock Funds, Small Cap Growth Fund....      225,000           *      225,000            --         --
Brookside Capital Partners Fund, L.P......       75,000           *       75,000            --         --
IDS Life Series Fund, Inc--Equity
  Portfolio...............................      500,000        2.09      500,000            --         --
The Kaufman Fund, Inc.....................      170,000           *      170,000            --         --
Moore Global Investments, Ltd.............      136,000           *      136,000            --         --
Morgan Stanley Dean Witter Health Sciences
  Trust...................................       60,000           *       60,000            --         --
Putnam Health Sciences Trust..............      374,800        1.57      374,800            --         --
Putnam Variable Trust--Putnam VT Health
  Sciences Fund...........................       25,200           *       25,200            --         --
Remington Investment Strategies, L.P......       34,000           *       34,000            --         --
Seligman Frontier Fund, Inc...............      193,771           *      102,271        91,500          *
Seligman Global Fund Series,
  Inc.--Seligman Global Smaller Companies
  Portfolio...............................      145,376           *       77,076        69,300          *
Seligman Global Horizon Funds--Seligman
  Horizon Global Smaller Companies Fund...        3,623           *        1,923         1,700          *
Seligman Portfolios, Inc.--Global Smaller
  Companies Portfolio.....................        4,763           *        2,563         2,200          *
Seligman Portfolios, Inc.--Seligman
  Frontier Portfolio......................       11,967           *        6,167         5,800          *
United Capital Management, Inc............       70,000           *       70,000            --         --
Vector Later-Stage Equity Fund II, L.P.
  (1).....................................       17,500           *       17,500            --         --
Vector Later-Stage Equity Fund II (Q.P.),
  L.P. (1)................................       52,500           *       52,500            --         --

--------------------------

*   Less than 1% of the outstanding shares of common stock.

(1) Vector Later-Stage Equity Fund II, L.P. and Vector Later-State Equity Fund II (QP), L.P. (the "Vector Funds") are private limited partnerships which specialize in investments in healthcare and life sciences equity and equity-related securities. The general partner of the Vector Funds is Vector Fund Management II, L.L.C., which is not owned by Prudential Vector Healthcare Group. The Vector Funds are not broker-dealers and invest in securities for their limited partners for long-term investment. Prudential Vector Healthcare Group acted as placement agent for the shares we issued in connection with the private placement transaction. Prudential Vector Healthcare Group also acted as an underwriter in connection with our initial public offering of shares of common stock in March 2000.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 45,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

COMMON STOCK

    As of August 18, 2000, there were 23,882,346 shares of common stock outstanding, assuming no exercise of outstanding stock options after August 18, 2000, and no preferred stock outstanding. In addition, as of August 18, 2000, there were 1,031,034 shares of common stock subject to outstanding options.

    Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. Subject to preferences that may apply to any outstanding preferred stock, holders of common stock may receive ratably any dividends that the board of directors may declare out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of preferred stock that may be outstanding. The common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable.

PREFERRED STOCK

    According to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series. Our board shall designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    The holders of 13,656,361 shares of the common stock outstanding are entitled to require us to register the sales of their shares under the Securities Act of 1933 until March 23, 2005, under the terms of an agreement between us and the holders of these securities. Subject to limitations specified in the agreement, these registration rights include the following:

    - right to two demand registrations that holders may exercise no sooner than 180 days after our initial public offering, which require us to register sales of a holder's shares, subject to the discretion of our board of directors to delay the registration not more than twice in any twelve month period;

    - right to an unlimited number of piggyback registrations that require us to register sales of a holder's shares when we undertake a public offering, subject to the discretion of the managing underwriter of the offering to decrease the amount that holders may register to not less than thirty percent (30%) of the total offering; and

    - rights to an unlimited number of sales of shares on Form S-3, a short form of registration statement permitted to be used by some companies, which holders may exercise if they request registration of the sale of more than $1,000,000 of common stock provided that Form S-3 is available for such offering and subject to the discretion of our board of directors to delay the registration not more than twice in any twelve-month period.

    We will bear all registration expenses if these registration rights are exercised, other than underwriting discounts and commissions. These registration rights terminate as to a holder's shares when that holder may sell those shares under Rule 144(k) of the Securities Act, which for most parties means two years after the acquisition of the shares from us or when a holder owning less than one percent of our outstanding common stock may sell such holder's shares under Rule 144 during any 90-day period.

ANTI-TAKEOVER PROVISIONS

    DELAWARE LAW

    We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of Delaware corporations. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person becomes an interested stockholder, unless:

    - our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

    - upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

    - on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders.

    Section 203 defines a "business combination" to include:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

    - in general, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an "interested stockholder" as any person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    Our amended and restated certificate of incorporation and bylaws, divide our board into three classes, with each class serving a three-year term. The terms are staggered, so that one-third of the board is to be elected each year. The classification of our board could have the effect of making it more difficult than otherwise for a third party to acquire control of us, because it would typically take more than a year for a majority of the stockholders to elect a majority of our board. In addition, our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders at an annual or special meeting may be taken only if it is properly brought before the meeting, and may not be taken by written action in lieu of a meeting. The bylaws also limit who may call a special meeting of the stockholders. Under our bylaws, stockholders wishing to propose business to be brought before a meeting of stockholders will be required to comply with various advance notice requirements. Finally, our certificate of incorporation and bylaws will not permit stockholders to take any action without a meeting.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services LLC. The transfer agent's address is 235 Montgomery Street, 23rd floor, San Francisco, CA 94104.

                              PLAN OF DISTRIBUTION

    The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in privately negotiated transactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The selling stockholders may sell their shares in one or more of, or a combination of:

    - a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction,

    - purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,

    - an exchange distribution in accordance with the rules of an exchange,

    - ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

    - privately negotiated transactions.

    To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

       - the name of each selling stockholder and of the participating broker-dealer(s),

       - the number of shares involved,

       - the price at which the shares were sold,

       - the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

       - that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

       - other facts material to the transaction.

    From time to time, a selling stockholder may transfer, pledge, donate or assign its shares of common stock to lenders or others and each of such persons will be deemed to be a "selling stockholder" for purposes of this prospectus. The number of shares of common stock beneficially owned by the selling stockholder will decrease as and when it takes such actions. The plan of distribution for the selling stockholders' shares of common stock sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder. The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions.

    The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

    In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with sales of the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

    The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

    Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

    We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

    We have agreed to maintain the effectiveness of this registration statement until each selling stockholder can sell all of the shares it holds under Rule 144(k) promulgated under the Securities Act. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

                                 LEGAL MATTERS

    The validity of the shares of our common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. As of the date of this prospectus, certain partners and associates of Cooley Godward LLP own an aggregate of 17,889 shares of common stock through an investment partnership.

                                    EXPERTS

    Our financial statements as of December 31, 1998 and 1999 and for the period from February 25, 1998 (inception) to December 31, 1998, the year ended
December 31, 1999 and for the period from February 25, 1998 (inception) through December 31, 1999, included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing in this prospectus and registration statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement (of which this prospectus forms a part) on Form S-1 with respect to the common stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. For further information with respect to us and the shares of common stock offered hereby, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, where any contract is an exhibit to the registration statement, each statement with respect to the contract is qualified in all respects by the provisions of the relevant exhibit, to which reference is hereby made. You may read and copy any document we file at the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Securities and Exchange Commission's Regional Offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the operation of the public reference rooms.

    We are subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Upon approval of the common stock for quotation on the Nasdaq National Market, such reports, proxy and information statements and other information may also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, NW, Washington, D.C. 20006.

    The Securities and Exchange Commission maintains a World Wide Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the Securities and Exchange Commission's website is HTTP://WWW.SEC.GOV.

                        INTERMUNE PHARMACEUTICALS, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Ernst & Young, LLP, independent auditors..........    F-2
Balance sheets as of December 31, 1998 and 1999, and
  June 30, 2000.............................................    F-3
Statements of operations for the period from February 25,
  1998 (inception) to December 31, 1998, the year ended
  December 31, 1999, for the period from February 25, 1998
  (inception) to December 31, 1999, and for the six-month
  periods ended June 30, 1999 and 2000......................    F-4
Statements of cash flows for the period from February 25,
  1998 (inception) to December 31, 1998, the year ended
  December 31, 1999, for the period from February 25, 1998
  (inception) to December 31, 1999, and for the six-month
  periods ended June 30, 1999 and 2000......................    F-5
Statement of changes in redeemable convertible preferred
  stock and stockholders' equity (deficit) for the period
  from February 25, 1998 (inception) to June 30, 2000.......    F-6
Notes to financial statements...............................    F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors
InterMune Pharmaceuticals, Inc.

    We have audited the accompanying balance sheets of InterMune Pharmaceuticals, Inc. (a development stage company) as of December 31, 1998 and 1999 and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for the period from February 25, 1998 (inception) to December 31, 1998, the year ended December 31, 1999, and for the period from February 25, 1998 (inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterMune
Pharmaceuticals, Inc. (a development stage company) at December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from February 25, 1998 (inception) to December 31, 1998, and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                               ERNST & YOUNG LLP

Palo Alto, California

January 28, 2000, except for the second and sixth paragraphs under

    "Stock Compensation Plans" in note 6 to the financial statements and the third paragraph under "Deferred Compensation" in note 6 to the financial statements as to which the date is February 29, 2000

                        INTERMUNE PHARMACEUTICALS, INC.
                                 BALANCE SHEETS

                                                                                              PRO FORMA
                                                                                            STOCKHOLDERS'
                                                 DECEMBER 31,   DECEMBER 31,   JUNE 30,    EQUITY (DEFICIT)
                                                     1998           1999         2000       JUNE 30, 2000
(IN THOUSANDS EXCEPT SHARE DATA)                 ------------   ------------   ---------   ----------------
                                                                                       (UNAUDITED)
                                                                               ----------------------------
                                                  ASSETS
Current assets:
  Cash and cash equivalents....................    $  2,315       $  3,772     $  94,706
  Short-term investments, available for sale...       2,405            442        33,034
  Accounts receivable, net.....................          --            409         1,554
  Inventories..................................          --            831           357
  Notes receivable from officer................          --            104           108
  Product revenue rights from Connetics, net...          --             --         3,191
  Other current assets and prepaid expenses....          --             19           567
                                                   --------       --------     ---------
    Total current assets.......................       4,720          5,577       133,517
Property and equipment, net....................          --             28           682
Restricted cash balance........................          --            250           250
                                                   --------       --------     ---------
                                                   $  4,720       $  5,855     $ 134,449
                                                   ========       ========     =========

                              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.............................    $    121       $  1,809     $     557
  Accrued payroll..............................          70             94           153
  Payable to Connetics.........................         348            538           855
  Royalty payable to Genentech.................          --          1,914           979
                                                   --------       --------     ---------
Total current liabilities......................         539          4,355         2,544
Long-term obligations payable to Connetics.....          --          1,624            --
Redeemable convertible preferred stock.........          --          7,417            --
Commitments
Stockholders' equity (deficit):
  Convertible preferred stock, $.001 par value;
    authorized: 5,000,000 shares; issued and
    outstanding: 11,200,000 shares at December
    31, 1998 and 1,835,000 shares at December
    31, 1999, no shares at June 30, 2000 or pro
    forma......................................      10,253          4,507            --       $     --
  Common stock, $.001 par value; authorized:
    45,000,000 shares; issued and outstanding:
    none at December 31, 1998 and 1,890,833
    shares at December 31, 1999, 21,882,346
    shares at June 30, 2000 and 23,882,346
    shares pro forma...........................          --              2            22             24
Additional paid-in capital.....................          --          5,657       167,755        238,793
Deferred compensation related to stock
  options......................................          --         (5,286)      (10,798)       (10,798)
Notes receivable from stockholder..............          --             --           (90)           (90)
Accumulated other comprehensive loss...........          --             --           (32)           (32)
Accumulated deficit............................      (6,072)       (12,421)      (24,952)       (24,952)
                                                   --------       --------     ---------       --------
Total stockholders' equity (deficit)...........       4,181         (7,541)      131,905       $202,945
                                                   --------       --------     ---------       ========
                                                   $  4,720       $  5,855     $ 134,449
                                                   ========       ========     =========

                            See accompanying notes.

                        INTERMUNE PHARMACEUTICALS, INC.
                            STATEMENTS OF OPERATIONS

                                      FOR THE PERIOD                      FOR THE
                                           FROM                         PERIOD FROM
                                       FEBRUARY 25,                     FEBRUARY 25,
                                           1998                             1998         SIX MONTHS ENDED
                                        (INCEPTION)      YEAR ENDED    (INCEPTION) TO        JUNE 30,
                                      TO DECEMBER 31,   DECEMBER 31,    DECEMBER 31,    -------------------
                                           1998             1999            1999          1999       2000
(IN THOUSANDS EXCEPT PER SHARE DATA)  ---------------   ------------   --------------   --------   --------
                                                                                            (UNAUDITED)
Product sales, net..................       $    --         $   556        $    556      $    --    $  3,133
Costs and expenses:
  Cost of goods sold................            --             240             240           --       1,940
  Amortization of product revenue
    rights..........................            --              --              --           --       1,220
  Research and development..........         1,235           2,969           4,204        1,057       8,065
  Selling, general and
    administrative..................           892           2,656           3,548          896       7,000
  Acquired pre-FDA approval
    rights..........................         4,000           1,094           5,094        1,094          --
                                           -------         -------        --------      -------    --------
    Total costs and expenses........         6,127           6,959          13,086       (3,047)     18,225
                                           -------         -------        --------      -------    --------
Loss from operations................        (6,127)         (6,403)        (12,530)      (3,047)    (15,092)

Other income (expense):
  Interest income...................            55             240             295          115       2,695
  Interest expense..................            --            (186)           (186)         (39)       (134)
                                           -------         -------        --------      -------    --------
Net loss............................       $(6,072)         (6,349)        (12,421)      (2,971)    (12,531)
                                           =======         -------        --------      -------    --------
Preferred stock accretion...........                          (657)           (657)        (164)       (269)
Deemed redeemable preferred stock
  dividend..........................                            --              --           --     (27,762)
                                                           -------        --------      -------    --------
Net loss applicable to common
  stockholders......................                       $(7,006)       $(13,078)     $(3,135)   $(40,562)
                                                           =======        ========      =======    ========
Historical basic and diluted net
  loss per share....................                       $ (9.12)                     $ (8.91)   $  (2.92)
                                                           =======                      =======    ========
Shares used in computing basic and
  diluted net loss per common
  share.............................                           768                          352      13,879
                                                           =======                      =======    ========
Pro forma basic and diluted net loss
  per share.........................                       $ (0.82)                     $ (0.43)   $  (2.30)
                                                           =======                      =======    ========
Pro forma basic and diluted weighted
  average shares outstanding........                         7,770                        6,987      17,515
                                                           =======                      =======    ========

                            See accompanying notes.

                        INTERMUNE PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS

                                                FOR THE                          FOR THE
                                              PERIOD FROM                      PERIOD FROM
                                              FEBRUARY 25,                     FEBRUARY 25,
                                                  1998                             1998        FOR THE SIX-MONTHS
                                             (INCEPTION) TO    YEAR ENDED     (INCEPTION) TO     ENDED JUNE 30,
                                              DECEMBER 31,    DECEMBER 31,     DECEMBER 31,    -------------------
                                                  1998            1999             1999          1999       2000
                                             --------------   -------------   --------------   --------   --------
                                                                        (IN THOUSANDS)
                                                                                                   (UNAUDITED)
Cash flows used for operating activities:
Net loss...................................      $ (6,072)       $ (6,349)        $(12,421)    $(2,971)   $(12,531)
  Adjustments to reconcile net loss to net
    cash used for operating activities:
    Amortization of deferred
      compensation.........................            --             345              345          --       3,070
    Compensation related to vested stock
      options issued to consultants for
      services.............................            --              --               --          --         879
    Accretion of long-term obligations
      payable to parent (Connetics)........            --             111              111          28          87
    Stock issued for acquired pre-FDA
      approval rights......................         4,000           1,094            5,094       1,094          --
    Forgiveness of related party
      obligation...........................           253              --              253          --          --
    Depreciation...........................            --               3                3          --          36
  Changes in operating assets and
    liabilities:
    Current and other assets...............            --          (1,613)          (1,613)        (62)     (4,414)
    Current liabilities....................           191           1,710            1,901         339      (1,192)
    Payable to Connetics...................           348            (309)              39         348      (1,395)
    Royalty payable to Genentech...........            --           1,914            1,914         947        (935)
                                                 --------        --------         --------     -------    --------
      Net cash used for operating
        activities.........................        (1,280)         (3,094)          (4,374)       (277)    (16,395)
Cash flows from investing activities:
  Purchase of capital equipment............            --             (30)             (30)         --        (690)
  Purchases of short-term investments......       (11,409)        (24,198)         (35,607)       (350)    (56,802)
  Sales and maturities of short-term
    investments............................         9,004          26,160           35,164         304      24,179
                                                 --------        --------         --------     -------    --------
      Net cash (used) provided for
        investing activities...............        (2,405)          1,932             (473)        (46)    (33,313)
Cash flows from financing activities:
  Contributed capital for preferred
    stock..................................         6,000             396            6,396         396          --
  Return of capital to Parent
    (Connetics)............................            --          (5,222)          (5,222)     (5,750)     (1,000)
  Net proceeds from initial public offering
    of common stock........................            --              --               --          --     115,020
  Proceeds from redeemable preferred
    stock..................................            --           6,760            6,760       5,260      26,176
  Proceeds from issuance of common stock...            --             663              663         663          --
  Proceeds from exercise of stock
    options................................            --              23               23          --         446
  Repurchase of restricted stock...........            --              (1)              (1)         --          --
                                                 --------        --------         --------     -------    --------
      Net cash provided by financing
        activities.........................         6,000           2,619            8,619         569     140,642
                                                 --------        --------         --------     -------    --------
Net increase in cash and cash
  equivalents..............................         2,315           1,457            3,772         246      90,934
Cash and cash equivalents at beginning of
  period...................................            --           2,315               --       2,315       3,772
                                                 --------        --------         --------     -------    --------
Cash and cash equivalents at end of
  period...................................      $  2,315        $  3,772         $  3,772     $ 2,561    $ 94,706
                                                 ========        ========         ========     =======    ========
Supplemental disclosure of cash flow
  information:
  Return of capital, obligation to Parent
    (Connetics)............................      $     --        $ (2,014)        $ (2,014)    $(2,014)   $     --
  Long-term obligation, return of
    capital................................      $     --        $  1,514         $  1,514     $ 1,514    $     --
  Short-term obligation on return of
    capital................................      $     --        $    500         $    500     $    --    $    500
  Deferred stock compensation..............      $     --        $  5,631         $  5,631     $    --    $  8,583

                            See accompanying notes.

                        INTERMUNE PHARMACEUTICALS, INC.
         STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK
                       AND STOCKHOLDERS' EQUITY (DEFICIT)
       FOR THE PERIOD FROM FEBRUARY 25, 1998 (INCEPTION) TO JUNE 30, 2000

                                                                               STOCKHOLDERS' EQUITY (DEFICIT)
                                         REDEEMABLE        -----------------------------------------------------------------------
                                         CONVERTIBLE           CONVERTIBLE                                NOTES        DEFERRED
                                       PREFERRED STOCK       PREFERRED STOCK        COMMON STOCK       RECEIVABLE    COMPENSATION
                                     -------------------   -------------------   -------------------      FROM        RELATED TO
                                      SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT    SHAREHOLDER   STOCK OPTIONS
                                     --------   --------   --------   --------   --------   --------   -----------   -------------
Issuance of common stock to
  founders for $0.001 per share on
  March 4, 1998....................       --         --         --         --      1,600      1,600         --               --
Repurchase of common stock at
  $0.001 per share on August 21,
  1998.............................       --         --         --         --     (1,600)    (1,600)        --               --
Capital transactions with Parent
  (Connetics):
  Issuance of Series A convertible
    preferred stock for contributed
    capital at $0.915 per share in
    August and October 1998
    Intellectual capital
     contributed by Parent
     (Connetics)...................       --         --      4,369      4,000         --         --         --               --
    Cash...........................       --         --      6,831      6,253         --         --         --               --
Gain on investments................       --         --         --         --         --         --         --               --
Net loss...........................       --         --         --         --         --         --         --               --
                                     -------    -------    -------     ------     ------    -------        ---          -------
BALANCE AT DECEMBER 31, 1998.......       --         --     11,200     10,253         --         --         --               --
Issuance of restricted common stock
  to founders for cash at $0.01 per
  share on June 1, 1999............       --         --         --         --        815          8         --               --
Capital transactions with Parent
  (Connetics):
  Exchange of convertible preferred
    shares on April 27, 1999:
    Return of Series A.............       --         --    (11,200)        --         --         --         --               --
    Issuance of Series A-1 at $1.25
     per share.....................       --         --        960         --         --         --         --               --
  Contributed capital from Parent
    (Connetics) (cash).............       --         --         --        396         --         --         --               --
  Return of capital to Parent
    (Connetics) (cash).............       --         --         --     (4,722)        --         --         --               --
  Return of capital to Parent
    (Connetics) (cash and/or stock
    on April 27, 1999).............       --         --         --     (2,514)        --         --         --               --
Issuance of Series A-1 convertible
  preferred stock for license
  rights at $1.25 per share on
  April 27, 1999...................       --         --        875      1,094         --         --         --               --
Issuance of Series A-2 redeemable
  convertible preferred stock for
  cash, net of issuance costs of
  $95 at $1.116 per share on April
  27, 1999.........................    4,800      5,260         --         --         --         --         --               --
Issuance of common stock for cash
  at $0.672 per share on April 27,
  1999.............................       --         --         --         --        975        655         --               --
Issuance of Series A-2 redeemable
  convertible preferred stock for
  cash at $1.25 per share on August
  6, 1999..........................      800      1,000         --         --         --         --         --               --
Issuance of Series A-2 redeemable
  convertible preferred stock for
  cash at $1.25 per share in
  September 1999...................      400        500         --         --         --         --         --               --
Repurchase of common stock at $0.01
  per share on December 15, 1999...       --         --         --         --        (79)        (1)        --               --
Exercise of stock options..........       --         --         --         --        180         23         --               --
Gain on investments................       --         --         --         --         --         --         --               --
Deferred compensation..............       --         --         --         --         --      5,631         --           (5,631)
Amortization of deferred
  compensation.....................       --         --         --         --         --         --         --              345
Preferred stock accretion..........       --        657         --         --         --       (657)        --               --
Net loss...........................       --         --         --         --         --         --         --               --
                                     -------    -------    -------     ------     ------    -------        ---          -------
BALANCE AT DECEMBER 31, 1999.......    6,000      7,417      1,835      4,507      1,891      5,659         --           (5,286)
Issuance of Series B redeemable
  convertible preferred stock for
  cash, net of issuance costs of
  $1,424 at $5.59 per share on
  January 7 and 27, 2000
  (unaudited)......................    4,757     25,166         --         --         --         --         --               --
Issuance of Series B redeemable
  convertible preferred stock to
  agent upon completion of private
  placement financing on
  January 7, 2000 (unaudited)......      120        671         --         --         --         --         --               --
Issuance of Series B redeemable
  convertible preferred stock as
  milestone payment to Connetics on
  January 7, 2000 (unaudited)......       89        500         --         --         --         --         --               --
Exercise of stock options
  (unaudited)......................       --         --         --         --      1,060        462        (90)              --
Repurchase of common stock at
  $0.125 per share on February 25,
  2000 (unaudited).................       --         --         --         --       (120)       (15)        --               --
Preferred stock accretion
  (unaudited)......................       --        269         --         --         --       (269)        --               --
Conversion of redeemable
  convertible and convertible
  preferred stock to common stock
  upon completion of the Company's
  initial public offering on
  March 24, 2000 (unaudited).......  (10,966)   (34,023)    (1,835)    (4,507)    12,801     38,530         --               --
Issuance of common stock in the
  Company's initial public offering
  for cash, net of issuance costs
  of $10,052 at $20 per share on
  March 24, 2000 (unaudited).......       --         --         --         --      6,250    114,948         --               --
Return of capital to Connetics
  (cash) in accordance with the
  collaboration agreement on
  March 30, 2000 (unaudited).......       --         --         --         --         --     (1,000)        --               --
Stock issued for consulting
  services (unaudited).............       --         --         --         --         --        879         --               --
Loss on investments (unaudited)....       --         --         --         --         --         --         --               --
Deferred compensation
  (unaudited)......................       --         --         --         --         --      8,583         --           (8,583)
Amortization of deferred
  compensation (unaudited).........       --         --         --         --         --         --         --            3,071
Net loss (unaudited)...............       --         --         --         --         --         --         --               --
                                     -------    -------    -------     ------     ------    -------        ---          -------
BALANCE AT JUNE 30, 2000
  (UNAUDITED)......................       --         --         --         --     21,882    167,777        (90)         (10,798)
                                     =======    =======    =======     ======     ======    =======        ===          =======

                                            STOCKHOLDERS' EQUITY (DEFICIT)
                                     --------------------------------------------
                                      ACCUMULATED
                                         OTHER                          TOTAL
                                     COMPREHENSIVE   ACCUMULATED    STOCKHOLDERS'
                                        INCOME         DEFICIT         EQUITY
                                     -------------   ------------   -------------
Issuance of common stock to
  founders for $0.001 per share on
  March 4, 1998....................        --               --           1,600
Repurchase of common stock at
  $0.001 per share on August 21,
  1998.............................        --               --          (1,600)
Capital transactions with Parent
  (Connetics):
  Issuance of Series A convertible
    preferred stock for contributed
    capital at $0.915 per share in
    August and October 1998
    Intellectual capital
     contributed by Parent
     (Connetics)...................        --               --           4,000
    Cash...........................        --               --           6,253
Gain on investments................        --               --              --
Net loss...........................        --           (6,072)         (6,072)
                                          ---          -------         -------
BALANCE AT DECEMBER 31, 1998.......        --           (6,072)          4,181
Issuance of restricted common stock
  to founders for cash at $0.01 per
  share on June 1, 1999............        --               --               8
Capital transactions with Parent
  (Connetics):
  Exchange of convertible preferred
    shares on April 27, 1999:
    Return of Series A.............        --               --              --
    Issuance of Series A-1 at $1.25
     per share.....................        --               --              --
  Contributed capital from Parent
    (Connetics) (cash).............        --               --             396
  Return of capital to Parent
    (Connetics) (cash).............        --               --          (4,722)
  Return of capital to Parent
    (Connetics) (cash and/or stock
    on April 27, 1999).............        --               --          (2,514)
Issuance of Series A-1 convertible
  preferred stock for license
  rights at $1.25 per share on
  April 27, 1999...................        --               --           1,094
Issuance of Series A-2 redeemable
  convertible preferred stock for
  cash, net of issuance costs of
  $95 at $1.116 per share on April
  27, 1999.........................        --               --              --
Issuance of common stock for cash
  at $0.672 per share on April 27,
  1999.............................        --               --             655
Issuance of Series A-2 redeemable
  convertible preferred stock for
  cash at $1.25 per share on August
  6, 1999..........................        --               --              --
Issuance of Series A-2 redeemable
  convertible preferred stock for
  cash at $1.25 per share in
  September 1999...................        --               --              --
Repurchase of common stock at $0.01
  per share on December 15, 1999...        --               --              (1)
Exercise of stock options..........        --               --              23
Gain on investments................        --               --              --
Deferred compensation..............        --               --              --
Amortization of deferred
  compensation.....................        --               --             345
Preferred stock accretion..........        --               --            (657)
Net loss...........................        --           (6,349)         (6,349)
                                          ---          -------         -------
BALANCE AT DECEMBER 31, 1999.......        --          (12,421)         (7,541)
Issuance of Series B redeemable
  convertible preferred stock for
  cash, net of issuance costs of
  $1,424 at $5.59 per share on
  January 7 and 27, 2000
  (unaudited)......................        --               --              --
Issuance of Series B redeemable
  convertible preferred stock to
  agent upon completion of private
  placement financing on
  January 7, 2000 (unaudited)......        --               --              --
Issuance of Series B redeemable
  convertible preferred stock as
  milestone payment to Connetics on
  January 7, 2000 (unaudited)......        --               --              --
Exercise of stock options
  (unaudited)......................        --               --             372
Repurchase of common stock at
  $0.125 per share on February 25,
  2000 (unaudited).................        --               --             (15)
Preferred stock accretion
  (unaudited)......................        --               --            (269)
Conversion of redeemable
  convertible and convertible
  preferred stock to common stock
  upon completion of the Company's
  initial public offering on
  March 24, 2000 (unaudited).......        --               --          34,023
Issuance of common stock in the
  Company's initial public offering
  for cash, net of issuance costs
  of $10,052 at $20 per share on
  March 24, 2000 (unaudited).......        --               --         114,948
Return of capital to Connetics
  (cash) in accordance with the
  collaboration agreement on
  March 30, 2000 (unaudited).......        --               --          (1,000)
Stock issued for consulting
  services (unaudited).............        --               --             879
Loss on investments (unaudited)....       (32)              --             (32)
Deferred compensation
  (unaudited)......................        --               --              --
Amortization of deferred
  compensation (unaudited).........        --               --           3,071
Net loss (unaudited)...............        --          (12,531)        (12,531)
                                          ---          -------         -------
BALANCE AT JUNE 30, 2000
  (UNAUDITED)......................       (32)         (24,952)        131,905
                                          ===          =======         =======

                        INTERMUNE PHARMACEUTICALS, INC.

                         NOTES TO FINANCIAL STATEMENTS

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

1. ORGANIZATION

OVERVIEW

    InterMune Pharmaceuticals, Inc. ("InterMune" or the "Company") develops and commercializes innovative products for the treatment of serious pulmonary and infectious diseases and congenital disorders. The Company has the exclusive license rights in the United States to ACTIMMUNE (Interferon gamma-1b) Injection for a range of indications, including chronic granulomatous disease, osteopetrosis, idiopathic pulmonary fibrosis, mycobacterial infections, systemic fungal infections and cystic fibrosis. The Company has active development programs underway for these indications, several of which are in mid- or advanced-stage human testing, or clinical trials. The FDA has approved ACTIMMUNE for the treatment of chronic granulomatous disease, and the Company markets and sells ACTIMMUNE in the United States for this disease. In August 1999, the Company filed a supplement to its biologics license application, or BLA, with the FDA for the expanded use of ACTIMMUNE for the treatment of severe, malignant osteopetrosis. In February 2000, the FDA approved the BLA application for ACTIMMUNE for the treatment of severe, malignant osteopetrosis, and the Company markets and sells ACTIMMUNE in the United States for this disease.

    The Company was incorporated on February 25, 1998 in the State of California and commenced operations as a wholly-owned subsidiary of Connetics in May of 1998. Beginning in May 1998, Connetics contributed certain development rights and intellectual property valued at $4 million, cash of $6 million and unreimbursed operating costs of $0.3 million to InterMune, then its wholly-owned subsidiary. The value of the development rights and intellectual property contributed was determined by the amount Connetics had paid Genentech for those same rights in May 1998. The entire value of these rights had been allocated to in-process research and development by Connetics and has also been reflected in InterMune's statement of operations for the period from February 25, 1998 (inception) through December 31, 1998, as acquired pre-FDA approval rights with a corresponding increase to capital contributed by parent. The determination of the portion of the value of the rights allocable to in-process research and development was made based upon the discounted cash flows of the rights acquired projected over a ten year period, and included the costs of research and development efforts necessary to prove efficacy of the molecule to which the rights pertain. The Company reincorporated in Delaware on March 21, 2000.

    On April 27, 1999, the Company obtained venture capital funding and was reorganized pursuant to the Series A-1 and A-2 Preferred Stock Purchase Agreement (see note 3). At the time of the reorganization, approximately
$4.7 million of the $10.3 million of capital originally contributed by Connetics to InterMune, its wholly owned subsidiary, was returned to Connetics in the form of cash. The Company also recorded a liability for $3.0 million to be paid to Connetics over the next several years in cash and stock (see note 3), the present value of which was recorded as a return of capital to Connetics. The Company cancelled all of the 11.2 million shares of Series A preferred stock it had originally issued to Connetics. Connetics also received 960,000 shares of InterMune's Series A-1 preferred stock and net sales of ACTIMMUNE (as well as incurring associated costs and expenses) up to a baseline amount through December 2001, both in exchange for the remaining $3.4 million of Connetics' contributed capital. See note 3 for a more complete description of the April 27, 1999 agreements. At that time, Connetics retained approximately 9.0% ownership in the Company.

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

1. ORGANIZATION (CONTINUED)
    On June 27, 2000, the Company entered into the Revenue Adjustment Agreement with Connetics Corporation by which the Company acquired from Connetics the rights to those ACTIMMUNE revenues under the baseline that the Company did not already own (established by the Transition Agreement, dated April 27, 1999). Beginning with the three-month period ended June 30, 2000, the Company recorded all ACTIMMUNE revenues and related expenses that had been previously transacted for Connetics. These sales, costs of sales and amounts receivable were recorded by the Company on a net basis, in the accompanying financial statements for the three-month period ended March 31, 2000 and the three and six-month periods ended June 30, 1999. Such sales, costs of sales and accounts receivable were not subject to the risks and rewards of ownership by the Company. The Revenue Adjustment Agreement terminated the Transition Agreement, Collaboration Agreement and Section 5.2 of the Assignment Agreement with Connetics.

BASIS OF ACCOUNTING

    The accompanying financial statements include the operations of InterMune for the period from February 25, 1998 to April 27, 1999, as a wholly-owned subsidiary of Connetics. The Company's financial statements include all costs of doing business during the period it was a wholly owned subsidiary. Separate accounting records for the Company were maintained during this period, but were included in the consolidated financial statements of Connetics. Connetics provides InterMune with certain information services, accounting activities, employee benefit administration and research and development services as described in note 3. InterMune is charged the actual time incurred plus an allocation of overhead costs based upon time incurred. The Company believes the allocation methodology is reasonable.

    Prior to the date of InterMune's incorporation, February 25, 1998, Connetics had licensed certain rights to ACTIMMUNE for dermatological indications from Genentech and has retained an option to such dermatological rights. In
April 1998, after the incorporation of InterMune, Connetics licensed the rights to ACTIMMUNE from Genentech for different indications, including the treatment of serious infectious and pulmonary diseases and congenital disorders, for $4 million of Connetics stock. Those rights were subsequently sublicensed to InterMune in exchange for InterMune convertible preferred stock. On April 27, 1999, InterMune issued to Genentech 875,000 shares of InterMune Series A preferred stock valued at $1,094,000 in exchange for additional ACTIMMUNE development rights in Japan and a reduction of future royalties on potential ACTIMMUNE net product revenues through its sublicense agreement with Connetics.

    Through December 31, 1999, the Company is considered to be a development stage company. Since inception, the Company has incurred significant losses and, as of December 31, 1999, had deficit accumulated during the development stage of $12,421,000.

    During the six-months ended June 30, 2000, the Company commenced generating revenue, and management no longer considered the Company to be a development stage company. As of June 30, 2000, the Company had an accumulated deficit of $24,952,000.

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

1. ORGANIZATION (CONTINUED)
LIQUIDITY AND FINANCIAL VIABILITY

    In the course of its development activities, the Company has sustained continuing operating losses and expects such losses to continue for at least the next several years. The Company's future capital uses and requirements depend on numerous factors, including the progress of its research and development programs, the progress of clinical and advanced-stage clinical testing, the time and costs involved in obtaining regulatory approvals, the cost of filing, prosecuting, and enforcing patent claims and other intellectual property rights, competing technological and market developments, the ability of the Company to establish collaborative arrangements, the level of product sales of ACTIMMUNE, the possible acquisition of new products and technologies, and the initiation of significant commercialization activities. Therefore, such capital uses and requirements may increase in future periods. As a result, the Company may require substantial additional funds prior to reaching profitability and plans to continue to finance its operating activities with a combination of stock sales, product revenue, bank loans and/or debt financing. The inability to obtain sufficient funds may require the Company to delay, scale back or eliminate some or all of its research and product development programs, limit the marketing of its product, or license to third parties the rights to commercialize products or technologies that the Company would otherwise seek to develop and market itself.

INTERIM FINANCIAL INFORMATION

    The financial information at June 30, 2000, and for the six months ended June 30, 1999 and 2000, is unaudited, but in the opinion of management, has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the interim periods are not necessarily indicative of the results to be expected for any subsequent period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    Cash and cash equivalents consist of highly liquid investments with original maturities when purchased of less than three months. Investments with maturities beyond three months at the date of acquisition and that mature within one year from the balance sheet date are considered to be short-term investments. Cash equivalents and short-term investments are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method.

    Management of the Company believes it has established guidelines for investment of its excess cash relative to diversification and maturities that maintain safety and liquidity.

CONCENTRATION OF CREDIT RISK

    In accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company's investment securities are

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) classified as available-for-sale and unrealized holding gains or losses are included in comprehensive income (loss). Realized gains or losses, calculated based on the specific identification method, were not material for any period.

INVENTORIES

    Inventories consist principally of finished good products and are stated at the lower of cost or market. Cost is determined by the first-in, first-out
(FIFO) method.

PRODUCT REVENUE RIGHTS

    On June 27, 2000 through the Revenue Adjustment Agreement, the Company paid to Connetics $5.2 million in cash in conjunction with the purchase of all the rights to ACTIMMUNE from Connetics that the Company did not already own. The amount paid to Connetics included $857,000 as the prepayment of long-term obligations owed to them and $4.4 million for product revenue rights that were capitalized as a current asset and will be amortized based upon product units shipped over the next 12 months of operations.

OFFICE EQUIPMENT

    Equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 5 years.

NOTES RECEIVABLE

    In connection with Dr. Harkonen's transition from Connetics to InterMune, the Company assumed his outstanding loan of $100,000 by Connetics to Dr. Harkonen pursuant to a secured loan agreement and promissory note dated July 1, 1999. The interest rate on the promissory note is 7.5% per annum. The principal and accrued interest are due on October 30, 2000.

RESTRICTED CASH

    On December 18, 1999, the Company entered into a facility-operating lease requiring a letter of credit secured by a restricted cash balance with the Company's bank. The amount of the letter of credit approximates 12 months of operating rent payable to the landlord of the facility.

IMPAIRMENT OF LONG-LIVED ASSETS

    In accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company will measure the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. To date, no such indicators of impairment have been identified.

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
FAIR VALUE OF FINANCIAL INSTRUMENTS

    Financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and long-term royalty payable, are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments.

REVENUE RECOGNITION

    Revenues from product sales are recognized upon shipment, net of allowances for estimated returns, rebates and chargebacks. The Company is obligated to accept from customers the return of pharmaceuticals that have reached their expiration date. The Company monitors product ordering cycles and actual returns, product date codes and wholesale inventory levels to estimate potential product return rates. The Company believes that its product return reserves are adequate. The Company has not experienced any significant returns of expired product.

    Sales and related costs of sales and accounts receivable for sales below the baseline amount are transacted for Connetics under the Transition Agreement (see note 3). For sales below the baseline amount, any amounts in excess of net revenues less costs to produce and market are paid to Connetics under the Transition Agreement. These sales, costs of sales and amounts receivable are recorded by us on a net basis, which is equivalent to zero in the accompanying financial statements. Thus, the Company does not record receivables or product returns for sales transacted for Connetics in their financial statements. Such sales, costs of sales and accounts receivable are not subject to the risks and rewards of ownership by the Company.

    On June 27, 2000, the Company entered into the Revenue Adjustment Agreement with Connetics Corporation to purchase all rights to ACTIMMUNE revenues under the baseline that had previously been recorded by Connetics established by the Transition Agreement, dated April 27, 1999 (see note 3). Beginning with the three-month period ended June 30, 2000, all ACTIMMUNE revenues and related expenses that had been previously transacted for Connetics would now be recorded by the Company. These sales, costs of sales and amounts receivable are on a net basis, in the accompanying financial statements for the six-month period ended June 30, 1999. Such sales, costs of sales and accounts receivable were not subject to the risks and rewards of ownership by the Company. The Revenue Adjustment Agreement terminated the Transition Agreement, Collaboration Agreement and Section 5.2 of the Assignment Agreement with Connetics.

RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are expensed in the period incurred.

INCOME TAXES

    In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse.

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

PATENT COSTS

    Costs related to patent prosecution are expensed as incurred as recoverability of such expenditures is uncertain.

STOCK-BASED COMPENSATION

    As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25") and related Interpretations in accounting for stock-based employee compensation. Under APB 25, if the exercise price of the Company's employee and director stock options equals or exceeds the deemed fair value of the underlying stock on the date of grant, no compensation expense is recognized.

    When the exercise price of the employee or director stock options is less than the deemed fair value of the underlying stock on the grant date, the Company records deferred compensation for the difference. Deferred compensation is being amortized using the graded vesting method over the vesting period of the original award, generally five years. Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and recognized over the related service period.

COMPREHENSIVE INCOME (LOSS)

    As of July 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires unrealized gains or losses on the Company's available-for-sale securities and foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income (loss).

SEGMENT REPORTING

    The Company adopted SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, during 1998. SFAS No. 131 requires the use of a management approach in identifying segments of an enterprise. Management has determined that the Company operates in one business segment.

NET LOSS PER SHARE

    In accordance with SFAS No. 128, Earnings Per Share, and SEC Staff Accounting Bulletin (or SAB) No. 98, basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of common and common equivalent shares outstanding during the period. Potentially

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) dilutive securities composed of incremental common shares issuable upon the exercise of stock options and common shares issuable on conversion of preferred stock, were excluded from historical diluted loss per share because of their anti-dilutive effect.

    Under the provisions of SAB No. 98, common shares issued for nominal consideration, if any, would be included in the per share calculations as if they were outstanding for all periods presented. Founders shares of 735,833 were issued for nominal consideration but are subject to repurchase by the Company. Shares for which repurchase rights have lapsed have been included in the per share calculations.

    Pro forma net loss per share has been computed as described above and also gives effect to common equivalent shares arising from preferred stock that will automatically convert upon the closing of the Company's initial public offering on March 24, 2000 (using the as-if converted method from original date of issuance). For the year ended December 31, 1999, and the six months ended
June 30, 1999, the pro forma shares also reflect the common equivalent shares of preferred and common stock issued on April 27, 1999, in connection with the reorganization as though they had been outstanding for the entire year. The Pro Forma net loss per share for the six months ended June 30, 2000, includes the impact of the deemed preferred stock dividend and excludes the preferred stock accretion. Earnings per share data for 1998 has not been presented as the Company was a wholly owned subsidiary during the period.

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The calculation of historical and pro forma basic and diluted net loss per share is as follows:

                                                         YEAR ENDED      6 MONTHS        6 MONTHS
                                                        DECEMBER 31,       ENDED           ENDED
                                                            1999       JUNE 30, 1999   JUNE 30, 2000
(IN THOUSANDS EXCEPT PER SHARE DATA)                    ------------   -------------   -------------
Historical:
Net loss applicable to common stockholders............     $(7,006)       $(3,135)        $(40,562)
Weighted average shares of common stock outstanding...       1,202            597           14,993
Less: weighted average shares of common stock that may
  be repurchased......................................        (433)          (245)          (1,114)
Weighted average shares of common stock outstanding
  used in computing basic and diluted net loss per
  share...............................................         768            352           13,879
Basic and diluted net loss per share..................     $ (9.12)       $ (8.91)        $  (2.92)

Pro forma:
Net loss applicable to common stockholders............     $(7,006)       $(3,135)        $(40,562)
Add preferred stock accretion.........................         657            164              269
                                                           -------        -------         --------
Net loss before preferred stock accretion.............      (6,349)        (2,971)         (40,293)
Weighted average shares used in computing basic and
  diluted net loss per share (from above).............         768            352           13,879
Adjustment to reflect the effect of the assumed
  conversion of preferred stock to common stock from
  the date of issuance................................       4,790          2,212            3,636
Adjustment to reflect the effect of the stock issued
  on April 27, 1999 and the assumed conversion of the
  related preferred stock to common stock from the
  beginning of the period through the date of
  issuance............................................       2,212          4,423               --
Weighted average shares used in computing pro forma
  basic and diluted net loss per share................       7,770          6,987           17,515
Pro forma basic and diluted net loss per share........     $ (0.82)       $ (0.43)        $  (2.30)

    If the Company had reported net income, the calculation of historical and pro forma diluted earnings per share would have included approximately an additional 260,612 common equivalent shares related to the outstanding stock options not included above (determined using the treasury method) for the period ended December 31, 1999.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
NEW ACCOUNTING PRONOUNCEMENTS

    The Company expects to adopt SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of the SFAS No. 133 will have a significant effect on its results of operations or financial position.

3. COLLABORATION, LICENSE AND SERVICE AGREEMENTS WITH RELATED PARTIES

SUBLICENSE AND COLLABORATION AGREEMENTS

    On August 21, 1998, the Company and Connetics entered into an exclusive sublicense agreement (the sublicense agreement), pursuant to which:
(a) Connetics granted an exclusive sublicense to InterMune under the Genentech License for ACTIMMUNE for specific indications; (b) InterMune granted to Connetics the exclusive option to practice such sublicensed rights in the dermatology field and; (c) InterMune agreed to pay all amounts owed by Connetics to Genentech related to ACTIMMUNE net sales except with respect to sales made by Connetics in the event Connetics exercises its option. Under the sublicense agreement, InterMune agreed to be responsible for all costs of development and commercialization of ACTIMMUNE in the specified indications, to pay specified payments to Genentech upon completion of certain development and commercialization milestones, and to pay future royalties on net annual ACTIMMUNE sales annually.

    On April 27, 1999, Connetics amended the terms of its license agreement with Genentech and obtained additional rights to ACTIMMUNE, which it simultaneously sublicensed to InterMune.

    On April 27, 1999, InterMune and Connetics also signed a Collaboration Agreement, which was terminated in June 2000 through the Revenue Adjustment Agreement. As a result of the sublicense, transition, service, and collaboration agreements between InterMune and Connetics, Connetics received 960,000 shares of InterMune's Series A-1 preferred stock, rights to net sales of ACTIMMUNE up to a baseline amount through December 2001, less associated cost of goods sold and marketing expenses, a nominal royalty on ACTIMMUNE net sales, and the following payments of cash and stock, all of which represent the return of a portion of Connetics' invested capital: $4.7 million of cash on April 27, 1999; an additional $500,000 cash payment on April 27, 1999; $500,000 cash due on March 31, 2001; $1.5 million payable in installments of cash or stock beginning on March 31, 2002 and due in full by March 31, 2004; and an additional
$1.5 million payable in stock and cash. The $500,000 due on March 31, 2001 and the $1.5 million payable in installments of cash and stock due through March 31, 2004 were recorded at their net present value of $1,624,000 as long-term obligations payable to Connetics as of December 31, 1999. The Company originally planned return of these capital payments to Connetics on April 27, 1999, but the Company and Connetics agreed to defer such payments to provide the Company with additional working capital. The Company and Connetics agreed to increase the amounts to be repaid from approximately $1.6 million to $2.0 million reflective of the imputed interest resulting from the deferral at a rate of interest equal to prime plus 2%. Of the additional $1.5 million, $500,000 was accrued in "payable to Connetics" as of December 31, 1999, in the accompanying financial statements as a reduction of capital contributed by parent. This amount was paid to Connetics in Series B preferred stock on January 7, 2000. The remaining additional $1 million

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

3. COLLABORATION, LICENSE AND SERVICE AGREEMENTS WITH RELATED PARTIES (CONTINUED) obligation payable in cash or InterMune stock was contingent upon a subsequent closing of a round of financing, an initial public offering or the acquisition of the Company.

    The $1 million contingent return of capital was paid to Connetics in cash on March 30, 2000. In connection with the Revenue Adjustment Agreement, the remaining payments due to Connetics of $500,000 and $1.5 million due on March 2001, and March 2004, were renegotiated and $843,000 was paid on June 30, 2000, and $943,000 is scheduled to be paid before March 31, 2001. The net present value of the $943,000 obligation is $855,000 and is included in the financial statements as of June 30, 2000. See Revenue Adjustment Agreement below.

SERVICE AGREEMENT

    On October 12, 1998, the Company entered into a five year agreement, as amended, whereby Connetics will provide to the Company certain information services, accounting activities, facilities, employee benefit administration and research and development services. This agreement has been terminated. The Company has paid Connetics a total of $362,000 and $1,190,000 for the period from February 25, 1998 (inception) to December 31, 1998 and for the year ended December 31, 1999, respectively, under this agreement.

TRANSITION AGREEMENT

    On April 27, 1999, the Company and Connetics entered into a 3-year Transition Agreement, which was terminated in June 2000 through the Revenue Adjustment Agreement. This agreement effectively transferred certain ACTIMMUNE distribution, sales and marketing responsibilities from Connetics to InterMune. Under the terms of the agreement InterMune was obligated to:

    - Provide to Connetics certain product management services including order entry, packaging, shipping, invoicing and credit and collection activities related to the sales of ACTIMMUNE units. Reimbursements for product management costs are netted against the costs incurred. Total product management costs and reimbursements from Connetics totaled $73,000 and $348,000 for the period from February 25, 1998 (inception) to December 31, 1998, and for the year ended December 31, 1999, respectively.

    - Pay Connetics each month the net sales of ACTIMMUNE up to a predetermined baseline for the period from January 15, 1999 through December 31, 2001, less associated cost of goods sold and marketing expenses. The predetermined baseline is preset for each calendar year under the agreement. The Company paid to Connetics $1,357,000 under this arrangement for the year ended December 31, 1999 and $149,000 for the three month period ended March 31, 2000. After December 31, 2001, the net sales for ACTIMMUNE will fully revert to the Company.

    - Transition manufacturing of ACTIMMUNE from Genentech to a third-party alternative manufacturer. In order to expedite and effect this transfer of manufacturing, Connetics will pay a percentage of all actual costs, up to a pre-determined cap, to complete the transfer of

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

3. COLLABORATION, LICENSE AND SERVICE AGREEMENTS WITH RELATED PARTIES
(CONTINUED)
     manufacturing of ACTIMMUNE to a third party alternative manufacturer.
      Approximately $100,000 has been incurred by InterMune from inception through December 31, 1999.

REVENUE ADJUSTMENT AGREEMENT

    On June 27, 2000, the Company entered into the Revenue Adjustment Agreement with Connetics Corporation by which the Company acquired from Connetics the rights to those ACTIMMUNE revenues under the baseline that the Company did not already own (as established by the Transition Agreement). Beginning with the three-month period ended June 30, 2000, the Company owned and recorded all ACTIMMUNE revenues and related expenses that had been previously transacted for Connetics. These sales, costs of sales and amounts receivable were recorded by the Company on a net basis, in the accompanying financial statements for the six-month period ended June 30, 1999. Such sales, costs of sales and accounts receivable were not subject to the risks and rewards of ownership by the Company. The Revenue Adjustment Agreement terminated the Transition Agreement, Collaboration Agreement and Section 5.2 of the Assignment Agreement with Connetics.

ACQUIRED PRE-FDA APPROVAL RIGHTS

    InterMune licenses its development and marketing rights for ACTIMMUNE from Genentech, Inc. Connetics had obtained these rights for ACTIMMUNE through its License Agreement with Genentech in May 1998, as amended in April 1999, and had sublicensed these rights to InterMune. On June 23, 2000, through the Assignment and Option Agreement, Connetics assigned these rights to InterMune. InterMune's associated rights to ACTIMMUNE include uses in chronic granulomatous disease, osteopetrosis, pulmonary fibrosis, infectious diseases, and cystic fibrosis (see Transition Agreement). Connetics had sublicensed the rights to all of these disease indications, except for net sales of ACTIMMUNE up to a baseline amount through December 2001, to InterMune. ACTIMMUNE has been approved by the FDA for use in the treatment of chronic granulomatous disease and severe, malignant osteopetrosis. For other indications ACTIMMUNE is in development. The Company will incur significant costs to develop and prove efficacy in each of the other indications.

    Connetics paid Genentech $4 million for these rights in May 1998. The Company valued its sublicensed rights from Connetics at $4 million based on this amount paid by the Company's then parent company, Connetics. A discounted cash flow analysis of the projected revenues and costs based on the potential market, the estimated costs to obtain the required approvals and costs to manufacture and market ACTIMMUNE for each indication shows a negative cash flow for the chronic granulomatous disease indication and positive cash flows for several of the other indications with larger patient populations. Negative cash flows from chronic granulomatous disease result from a small U.S. market of only 400 to 1000 patients, high costs of manufacturing due to small quantities, a royalty payable to Genentech and significant costs to market the product. Because realization of the non-chronic granulomatous disease indications' revenue streams is uncertain, due to the early stages of development and the high costs to develop, the Company has expensed the $4 million acquisition cost.

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

3. COLLABORATION, LICENSE AND SERVICE AGREEMENTS WITH RELATED PARTIES
(CONTINUED)
    On April 27, 1999, InterMune acquired additional ACTIMMUNE development rights in Japan as well as reduction of future royalties of potential ACTIMMUNE annual net sales above a certain threshold. For these rights, InterMune issued Genentech 875,000 shares of Series A-1 convertible preferred stock. The acquired rights were valued at $1.1 million, the purchase price of the stock issued, as paid by new investors in the then most recent round of financing. The acquired development rights were estimated to have no immediate realizable value, as no approvals for ACTIMMUNE have been obtained in Japan and significant costs will be incurred to obtain such approvals. The reduction of the royalty rate was similarly deemed to have no current realizable value because sales of ACTIMMUNE for chronic granulomatous disease (the only FDA approved use of ACTIMMUNE) were not likely to exceed the annual sales threshold due to the small U.S. market size of 400 patients. Accordingly, a $1.1 million charge to acquired pre-FDA approval rights was recorded.

    Also see Note 9, ACTIMMUNE Product Sales and Long-Term Royalty Payable to Genentech.

4. SHORT-TERM INVESTMENTS AVAILABLE FOR SALE

    At June 30, 2000, short-term investments consisted of the following (in thousands):

                                                                               UNREALIZED GAIN
                                               AMORTIZED COST   MARKET VALUE       (LOSS)
                                               --------------   ------------   ---------------
Obligations of U.S. government agencies......     $16,788          $16,788          $ --
Corporate debt securities....................      16,278           16,246           (32)
                                                  -------          -------          ----
Total short-term investments.................     $33,066          $33,034          $(32)
                                                  =======          =======          ====

    At December 31, 1999, short-term investments consisted of the following (in thousands):

                                                                               UNREALIZED GAIN
                                               AMORTIZED COST   MARKET VALUE       (LOSS)
                                               --------------   ------------   ---------------
Obligations of U.S. government agencies......       $ --            $ --          $      --
Corporate debt securities....................        442             442                 --
                                                    ----            ----          ---------
Total short-term investments.................       $442            $442          $      --
                                                    ====            ====          =========

    At December 31, 1998, short-term investments consisted of the following (in thousands):

                                                                               UNREALIZED GAIN
                                               AMORTIZED COST   MARKET VALUE       (LOSS)
                                               --------------   ------------   ---------------
Obligations of U.S. government agencies......      $   --          $   --         $      --
Corporate debt securities....................       2,405           2,405                --
                                                   ------          ------         ---------
Total short-term investments.................      $2,405          $2,405         $      --
                                                   ======          ======         =========

    The net unrealized holding gain (loss) on available-for-sale investments included as a separate component of stockholders' equity at December 31, 1998 and 1999, were nominal amounts less than

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

4. SHORT-TERM INVESTMENTS AVAILABLE FOR SALE (CONTINUED)
$1,000, respectively. Unrealized losses total $32,000 at June 30, 2000. The gross realized losses on sales of available-for-sale investments for the period from February 25, 1998 (inception) to December 31, 1998, and for the year ended December 31, 1999, were nominal amounts less than $1,000, respectively. Realized gains and losses were calculated based on the specific identification method.

5. OFFICE EQUIPMENT

    Office equipment and related accumulated depreciation is as follows:

                                                   DECEMBER 31,   DECEMBER 31,   JUNE 30,
                                                       1998           1999         2000
(IN THOUSANDS)                                     ------------   ------------   ---------
Computer equipment...............................    $      --         $ 6         $205
Office furniture and fixtures....................           --          24          405
Leasehold improvements...........................           --          --          110
                                                     ---------         ---         ----
                                                            --          30          720
Less accumulated depreciation....................           --          (2)         (38)
                                                     ---------         ---         ----
                                                     $      --         $28         $682
                                                     =========         ===         ====

    Total depreciation expense amounted to $2,000 for the year ended December 31, 1999 and $36,000 for the six-month period ended June 30, 2000.

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

    Redeemable convertible preferred stock and convertible preferred stock are issuable in series, with rights and preferences designated by series. As of December 31, 1999, the shares designated and outstanding are listed below. Upon the completion of the Company's initial public offering on March 24, 2000, all redeemable convertible preferred shares were converted on a one for one basis into shares of common stock of the Company.

                                       NUMBER OF SHARES                     DOLLAR AMOUNTS
                                   ------------------------   ------------------------------------------
                                                                                              CUMULATIVE
                                                               AGGREGATE                      UNDECLARED
                                                ISSUED AND    LIQUIDATION                     PREFERRED
                                   DESIGNATED   OUTSTANDING   PREFERENCE    CARRYING AMOUNT   DIVIDENDS
                                   ----------   -----------   -----------   ---------------   ----------
Redeemable convertible preferred stock:
Series A-2.......................   6,000,000    6,000,000    $7,500,000      $ 6,759,662      $364,603
Series B.........................   5,200,000           --            --               --            --
                                   11,200,000    6,000,000     7,500,000        6,759,662       364,603
Accretion of preferred stock.....                                                 656,765
                                   11,200,000    6,000,000     7,500,000        7,416,427       364,603
Series A-1.......................   1,835,000    1,835,000     2,293,750        4,506,804       125,182
Series A-3.......................   6,000,000           --            --               --            --
Series A-4.......................   1,835,000           --            --               --            --
Series B-1.......................   5,200,000           --            --               --            --
                                   14,870,000    1,835,000     2,293,750        4,506,804       125,182
Total............................  26,070,000    7,835,000    $9,793,750      $11,623,916      $489,785

    On January 7 and January 27, 2000, the Company issued 4,876,916 aggregate shares of Series B redeemable convertible preferred stock at $5.59 per share for aggregate proceeds of $27,262,000. The Company incurred approximately
$1.4 million of issuance costs.

    On January 7, 2000, pursuant to the terms of the collaboration agreement with Connetics, the Company also issued to Connetics 89,445 shares of Series B redeemable convertible preferred stock. This stock issuance has been reflected as a return of capital to Connetics in the accompanying December 31, 1999 financial statements as the Company had concluded that the event triggering the issuance (the closure of the Series B financing) was probable at December 31, 1999.

CONVERSION

    Redeemable convertible preferred stock and convertible preferred stock are collectively referred to as "preferred stock." Each share of preferred stock automatically converts into one share of common stock in the event of an initial public offering of the Company's common stock in which gross offering proceeds exceed $15,000,000 and the offering price is at least $7.50 per share or: for Series B and B-1 preferred stock upon affirmative vote of each of the holders of not less than a majority of the outstanding shares of Series B and B-1 preferred stock voting as a separate class; for Series A-2 and A-3 upon affirmative vote of each of the holders of not less than 65% of the outstanding shares of Series A-2 and A-3 preferred stock, voting together as a separate class; and for Series A-1 and A-4

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) preferred stock, upon affirmative vote of the holders of not less than 55% of the outstanding shares of Series A-1 and A-4 preferred stock, voting together as a separate class.

    No dividends will be declared or paid to the holders of Series A-1 or A-2 preferred stock or common stock unless the holders of Series B, Series B-1, Series A-2, and Series A-3 preferred stock have been paid in full for all of the dividends to which they are entitled. After full cumulative dividends have been declared and paid to holders of preferred stock, the board of directors may declare additional dividends to be prorated to all holders of the Company stock based on the number of common shares held assuming full conversion of preferred stock.

    Upon the completion of the Company's initial public offering on March 24, 2000, all shares of preferred stock were converted on a one for one basis into shares of common stock of the Company. No dividends were declared or paid from January 1, 2000, through the date of the initial public offering on March 24, 2000.

LIQUIDATION

    Upon any liquidation, dissolution, or winding up of the Company, the holders of Series B and B-1 preferred and Series A-2 and A-3 preferred stock shall be entitled to be paid out of any assets of the Company legally available, an amount per share of $5.59 and $1.25, respectively, plus all declared and unpaid dividends on such shares of Series B and B-1 preferred and Series A-2 and A-3 preferred (subject to certain adjustments) held. If the assets of the Company are insufficient to permit payment in full, the entire assets of the Company available for distribution will be distributed ratably among the holders of the Series B and B-1 preferred and Series A-2 and A-3 preferred in proportion to the full amount to which they would otherwise be respectively entitled.

    After full payment of the holders of Series B, B-1, A-2 and A-3 as described above, upon liquidation, dissolution or winding up of the Company, holders of Series A-1 and A-4 are entitled to $1.25 per share plus all declared and unpaid dividends. If the assets and funds are insufficient for a full $1.25 per share payment, the entire assets and funds legally available shall be distributed ratably among the holders of Series A-1 and A-4 in proportion to the full amount to which they would otherwise be entitled. After full payment of preferred shareholders, the remaining assets of the Company shall be distributed ratably among the holders of the common stock.

    Upon the completion of the Company's initial public offering on March 24, 2000, all shares of preferred stock were converted on a one for one basis into shares of common stock of the Company. All liquidation rights and preferences were cancelled upon the conversion of all preferred stock into shares of common stock.

REDEMPTION

    Series A-1, A-3, A-4 and B-1 preferred shares are not redeemable. After April 15, 2004, any outstanding shares of Series A-2 and Series B may be redeemed upon vote or written consent of at least 75% of the outstanding shares of Series A-2 and B, provided that the Company had revenues of

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) at least $20 million for twelve full months immediately preceding the redemption. Redemption will be completed in four annual installments of cash for a total of $11.18 per share of Series B and $2.50 per share of Series A-2, plus declared and unpaid dividends. Accretion of redemption value from the date of issuance of the Series A-2 redeemable convertible preferred stock (April 27, 1999) through December 31, 1999 was $656,765.

    In January 2000, the Company issued Series B redeemable convertible preferred stock at a per share price of $5.59. The deemed fair value of the common stock as of the date of issuance was determined to be $12.60 to $14.40 per share. As a result, the Company recorded a deemed dividend of $27,762,000 upon the issuance of 4,876,916 shares of Series B redeemable convertible preferred stock in January 2000. The deemed dividend was recorded by offsetting charges and credits to additional paid in capital, without any effect on total stockholders' equity. The amount increased the loss applicable to common stockholders in the calculation of basic net loss per share for first quarter of 2000.

COMMON STOCK SUBJECT TO REPURCHASE

    In connection with the issuance of common stock to founders and the exercise of options pursuant to the Company's 1999 and 2000 Stock Option/Stock Issuance Plan, employees and non-employee directors entered into restricted stock purchase agreements with the Company. Under the terms of these agreements, the Company has a right to repurchase any unvested shares at the original exercise price of the shares. With continuous employment or services provided to the company, generally the repurchase rights lapse at a rate of 20% at the end of the first year and at a rate of 1/48th of the remaining purchased shares for each continuous month of service thereafter. As of December 31, 1999, 663,000 shares were subject to repurchase by the Company. As of June 30, 2000, 1,144,426 shares were subject to repurchase by the Company.

STOCK COMPENSATION PLANS

    In May 1999, the Company adopted the 1999 Stock Option/Stock Issuance Plan ("1999 Plan"). The 1999 Plan provides for the granting of options to purchase common stock and the issuance of shares of common stock, subject to Company repurchase rights, to directors, employees and consultants. Certain options are immediately exercisable, at the discretion of the board of directors. Shares issued pursuant to the exercise of an unvested option are subject to the Company's right of repurchase which lapses over periods specified by the board of directors, generally five years from the date of grant. In March 2000, the Company terminated all remaining unissued shares under the 1999 Plan.

    In January 2000, the Board of Directors adopted the 2000 Equity Incentive Plan and the 2000 Non-Employee Directors' Stock Option Plans. A total of 2,000,000 shares of common stock were reserved for issuance under the 2000 Equity Incentive Plan and 180,000 shares under the 2000 Non-Employee Directors' Stock Option Plan.

    The 2000 Equity Incentive Plan and 2000 Non-Employee Directors' Stock Option Plans provide for the granting of options to purchase common stock and the issuance of shares of common stock, subject

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) to Company repurchase rights, to directors, employees and consultants. Certain options are immediately exercisable, at the discretion of the board of directors. Shares issued pursuant to the exercise of an unvested option are subject to the Company's right of repurchase which lapses over periods specified by the board of directors, generally four years from the date of grant.

    The stock option activity is summarized as follows:

                                                                    OUTSTANDING OPTIONS
                                                      ------------------------------------------------
                                                      SHARES AVAILABLE   NUMBER OF    WEIGHTED AVERAGE
                                                         FOR GRANT         SHARES     PRICE PER SHARE
                                                      ----------------   ----------   ----------------
Balance at February 25, 1998........................             --              --            --
  Authorized........................................             --              --            --
  Granted...........................................             --              --            --
  Cancelled.........................................             --              --            --
  Exercised.........................................             --              --            --
                                                         ----------      ----------        ------
Balance at December 31, 1998........................             --              --            --
  Authorized........................................      2,000,000              --            --
  Granted...........................................     (1,170,000)      1,170,000        $0.125
  Cancelled.........................................             --              --            --
  Exercised.........................................             --        (180,000)       $0.125
                                                         ----------      ----------        ------
Balance at December 31, 1999........................        830,000         990,000        $0.125
  Authorized........................................      2,180,000              --            --
  Shares terminated under 1999 Plan.................       (117,834)             --            --
  Granted...........................................     (1,154,500)      1,154,500        $8.870
  Cancelled.........................................         53,334         (53,334)       $4.500
  Repurchased.......................................        120,000              --        $0.125
  Exercised.........................................             --      (1,060,152)       $0.435
                                                         ----------      ----------        ------
Balance at June 30, 2000............................      1,911,000       1,031,014        $9.370
                                                         ==========      ==========        ======

    At December 31, 1999, 830,000 shares were available for future option grants. The weighted average grant-date fair value of options granted in 1999 was $0.125.

    In December 1999, the Company repurchased 79,167 shares of common stock at $0.01 per share from one of its founders pursuant to a stock repurchase agreement.

    In January 2000, the Board of Directors granted options to purchase 443,500 common shares at a weighted average exercise price of $2.82 per share. In February 2000, the Board of Directors granted options to purchase 295,000 common shares at a weighted average exercise price of $4.50 per share.

    At June 30, 2000, 1,911,000 shares were available for future option grants. The weighted average grant-date fair value of options granted in 2000 was $8.87.

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) The following table summarizes the information about options outstanding at
December 31, 1999.

                         OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
---------------------------------------------------------------------   --------------------------
                                    WEIGHTED AVERAGE      WEIGHTED                     WEIGHTED
  RANGE OF EXERCISE     NUMBER OF      REMAINING          AVERAGE       NUMBER OF      AVERAGE
       PRICES            SHARES     CONTRACTUAL LIFE   EXERCISE PRICE    SHARES     EXERCISE PRICE
---------------------   ---------   ----------------   --------------   ---------   --------------
       $0.125            990,000      9.5 years            $0.125        990,000        $0.125

    The following table summarizes information about options outstanding at June 30, 2000.

                         OPTIONS OUTSTANDING                               OPTIONS EXERCISABLE
---------------------------------------------------------------------   --------------------------
                                    WEIGHTED AVERAGE      WEIGHTED                     WEIGHTED
  RANGE OF EXERCISE     NUMBER OF      REMAINING          AVERAGE       NUMBER OF      AVERAGE
       PRICES            SHARES     CONTRACTUAL LIFE   EXERCISE PRICE    SHARES     EXERCISE PRICE
---------------------   ---------   ----------------   --------------   ---------   --------------
       $ 0.125            84,889      9.3 years            $ 0.125        84,889        $ 0.125
       $ 1.120           117,625      9.5 years            $ 1.120       117,625        $ 1.120
       $ 4.500           559,500      9.5 years            $ 4.500       559,500        $ 4.500
       $19.875            65,000      9.8 years            $19.875        65,000        $19.875
       $28.000           204,000      9.8 years            $28.000       204,000        $28.000

    The fair value of these options was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions for 1999: risk-free interest rate of 6%; dividend yield of 0%; volatility of 70% and a weighted-average life of the options of five years. The Company recorded deferred stock compensation based upon deemed fair value of the options which exceeded the Black-Scholes valuation. Therefore, pro forma disclosure of earnings (loss) per share is not required under SFAS 123.

EMPLOYEE STOCK PURCHASE PLAN

    To provide employees with an opportunity to purchase common stock of InterMune through payroll deductions, InterMune established the 2000 Employee Stock Purchase Plan. Under this plan, employees, subject to certain restrictions, may purchase shares of common stock at 85% of the fair market value at either the date of enrollment or the date of purchase, whichever is less. As of June 30, 2000, the Company has not issued any shares under this plan and 200,000 shares remain available for future issuance.

COMMON STOCK

    InterMune's Articles of Incorporation provide for the issuance of up to 45,000,000 shares of common stock. The holder of each share of common stock shall have one right to one vote.

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) At December 31, 1999, common stock subject to future issuance is as follows:

Conversion of convertible redeemable preferred stock........  7,835,000
Outstanding common stock options............................    990,000
Common stock available for grant under stock option plan....    830,000
                                                              ---------
                                                              9,655,000
                                                              =========

    At June 30, 2000, common stock subject to future issuance is as follows:

Outstanding common stock options............................  1,031,014
Common stock available for grant under stock option plans...  1,911,000
Common stock available for grant under the 2000 Employee
  Stock Purchase Plan.......................................    200,000
                                                              ---------
                                                              3,142,014
                                                              =========

    On March 29, 2000, the Company closed an initial public offering, in which the Company sold 6,250,000 shares of common stock at a price of $20.00 per share, raising $125.0 million in gross proceeds. The Company received offering proceeds of approximately $115.0 million which is net of approximately
$8.8 million in aggregate underwriters discounts and commissions and $1.2 million in estimated related expenses. On the closing of the initial public offering, each outstanding share of preferred stock was converted into one share of common stock.

DEFERRED COMPENSATION

    In January 2000, the Company issued 133,000 options to purchase shares of common stock at a weighted average exercise price of $0.37 per share to consultants in exchange for research and development consulting services. Compensation expense is recorded as services are provided each quarter and as the options vest based upon the fair value of the option, determined quarterly using the Black-Scholes pricing model.

    In connection with the grant of certain stock options to employees for the year ended December 31, 1999, the Company recorded deferred stock compensation within stockholders' deficit of approximately $5.6 million, representing the difference between the deemed fair value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. The Company recorded amortization of deferred compensation of approximately $345,000, for the year ended December 31, 1999.

    In connection with the grant of options to employees from January 1 through February 29, 2000, the Company will record an additional $7.1 million of deferred stock compensation during the first quarter of 2000. The deferred stock compensation expense is being amortized using the graded vesting method over the vesting period of the individual award, generally five years. This method is in accordance with Financial Accounting Standards Board Interpretation No. 28. Accordingly, at

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

6. REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY (CONTINUED) February 29, 2000, the remaining deferred compensation of approximately
$12.4 million will be amortized as follows: $5.9 million during fiscal 2000, $3.4 million during fiscal 2001, $1.8 million during fiscal 2002, $0.9 million during fiscal 2003 and $0.4 million during fiscal 2004. The amortization expense relates to options awarded to employees in all operating expense categories. The amortization of deferred stock compensation has not been separately allocated to these categories. The amount of deferred compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited. The deemed fair value of common stock ranges between $0.67 and $16.20, and was calculated by management of the Company based on an analysis of significant events which have occurred since inception of the Company. In determining the deemed fair value of common stock for these periods, the Company considered the issuance of Series A preferred stock in May, August and September 1999. The Company also considered the positive results published October 21, 1999, in THE NEW ENGLAND JOURNAL OF MEDICINE, the issuance of Series B preferred stock in January 2000, the proposed initial public offering price as of March 6, 2000, and the addition of key senior management over the past 12 months.

    In connection with the grant of options to employees from March 1 through June 30, 2000, the Company recorded an additional $1.5 million of deferred stock compensation during the six-months ended June 30, 2000. In total, the Company has recorded aggregate deferred stock compensation for options granted in fiscal year 1999 and the six-month period ended June 30, 2000, of $14.2 million. A total of $0.3 million and $3.1 million of deferred compensation expense has been recognized in fiscal 1999, and for the six-month period ended June 30, 2000, respectively. The total charges to be recorded in future periods from amortization of deferred stock compensation as of June 30, 2000 are anticipated to be approximately $3.5 million, $3.8 million, $2.1 million, $1.0 million and $0.4 million for the remaining six months of 2000, and for 2001, 2002, 2003 and 2004, respectively.

7. INCOME TAXES

    At December 31, 1999, the Company has federal and state tax net operating loss carryforwards of approximately $7,500,000. The Company also had state research and development tax credit carryforwards of approximately $100,000. The federal net operating loss and credit carryforwards will expire at various dates beginning in the year 2018 through 2019 if not utilized. The state of California net operating losses will expire in the year 2006, if not utilized.

    Utilization of the federal and state net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

7. INCOME TAXES (CONTINUED)
    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets for financial reporting and the amount used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes are as follows:

                                                      DECEMBER 31,   DECEMBER 31,
                                                          1998           1999
                                                      ------------   ------------
Deferred tax assets:
  Net operating loss carryforwards..................     $   900        $ 3,000
  Research and development credits..................          --            100
  In-process research...............................       1,500          1,800
Total deferred tax assets...........................       2,400          4,900
                                                         -------        -------
Valuation allowance.................................      (2,400)        (4,900)
                                                         -------        -------
Net deferred tax assets.............................     $    --        $    --
                                                         =======        =======

    Due to the Company's lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $2,400,000 and $2,500,000 during the period from February 25, 1998 (inception) to December 31, 1998, and for the year ended December 31, 1999, respectively.

8. COMMITMENTS

LEASES

    In December 1999, the Company entered into a facility lease of office space that extends through December 2004. Total rent expense under this lease was approximately $19,000 in 1999 and approximately $112,000 for the six-month period ended June 30, 2000.

    The following is a schedule by year of future minimum lease payments at December 31, 1999 (in thousands):

                                                              OPERATING
YEAR                                                           LEASES
----                                                          ---------
2000........................................................   $  224
2001........................................................      232
2002........................................................      240
2003........................................................      248
2004........................................................      235
                                                               ------
                                                               $1,179
                                                               ======

CONSULTING AGREEMENTS

    Beginning in January 2000 the Company has entered into consulting agreements with a number of individuals for scientific advisory services. Each individual receives a certain number of nonqualified

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

8. COMMITMENTS (CONTINUED)
stock options. In certain cases, the options vest ratably over the duration of the contract. In other cases, the options vest ratably over a specified period, generally two years. Compensation expense is measured and recorded as the service is completed in accordance with EITF 96-18. Total compensation expense recorded through June 30, 2000, related to these agreements was approximately $879,000.

SUPPLY AGREEMENT

    In January 2000, the Company entered into a supply agreement with Boehringer Ingelheim under which it will manufacture both clinical and commercial supplies of ACTIMMUNE. As security for payments due Boehringer Ingelheim under this agreement, a standby letter of credit is required with a term through April 30, 2001 in the amount equal to approximately $530,000. The amount of the standby letter of credit approximates 20% of the total payment obligation.

9. ACTIMMUNE PRODUCT SALES AND LONG-TERM ROYALTY PAYABLE TO GENENTECH

    Product sales consist of ACTIMMUNE unit sales in excess of the annual predetermined baseline for the year ended December 31, 1999. In connection with the Genentech License and the Sublicense with Connetics, InterMune is obligated to pay royalties on ACTIMMUNE sales to Genentech beginning January 15, 1999. At December 31, 1999, deferred payment of the royalties due Genentech for 1999 totaled approximately $1.9 million under a series of interest-bearing promissory notes were payable on the earlier of March 31, 2002 or upon the completion of an initial public offering in cash or common stock. Interest accrues on unpaid quarterly royalties at the then prevailing prime plus 2% at the end of each quarter. Interest rates ranged from 9.75% to 10.50%, as of December 31, 1999. Genentech may, at their option, convert any or all unpaid royalties plus accrued interest into InterMune equity securities at a per share price equal to the Company's last equity financing. As of December 31, 1999, accrued royalties and related interest of $1,914,000 are classified as current, due to the authorization of the Board of Directors for the Company to proceed with an initial public offering of its common stock.

    Genentech did not exercise its option to convert these unpaid royalties plus accrued interest into shares of the Company's stock at a price per share sold in the most recent financing. In March 2000, all monies due to Genentech were paid in cash.

10. SPONSORED RESEARCH AND LICENSE AGREEMENTS

LICENSE AGREEMENT WITH MCW RESEARCH FOUNDATION

    Under an agreement with MCW Research Foundation dated March 25, 1999, the Company acquired an exclusive worldwide license to develop, manufacture and sell the Pseudomonas V Antigen in the field of human disease therapy. The Company paid a license fee of $50,000, agreed to make future milestone payments upon the completion of specified developmental milestones and to pay a royalty on net sales of licensed product. The Company can terminate the agreement at any time upon giving at least 90 days written notice.

                        INTERMUNE PHARMACEUTICALS, INC.

            (INFORMATION AS OF JUNE 30, 2000, AND FOR THE SIX-MONTH
              PERIODS ENDED JUNE 30, 1999 AND 2000, ARE UNAUDITED)

10. SPONSORED RESEARCH AND LICENSE AGREEMENTS (CONTINUED)
SPONSORED RESEARCH AND LICENSE AGREEMENT

    Under a three year agreement with Panorama Research, Inc. dated January 1, 2000, the Company acquired an exclusive worldwide license to develop and commercialize peptides that block staphylococcus aureus infections. The Company agreed to fund research as incurred, make future milestone payments upon completion of specified developmental milestones and to pay a royalty on net sales of licensed product. The Company can terminate the agreement at any time upon giving at least 30 days written notice.

11. SAVINGS PLAN

    On May 1, 1999, the Company adopted a 401(k) defined contribution plan that covers all full time employees, as defined, who meet certain length-of-service requirements. Employees may contribute up to a maximum of 15% of their annual compensation (subject to a maximum limit imposed by federal tax law). The Company makes no matching contributions.

12. SUBSEQUENT EVENTS

    On August 18, 2000, the Company issued 2,000,000 shares of common stock at $38.00 per share to selected institutional and private investors for net proceeds of approximately $71 million.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY SHARES OF INTERMUNE PHARMACEUTICALS, INC. COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE INTERMUNE COMMON STOCK.

                               TABLE OF CONTENTS


Prospectus Summary...................       1

The Offering.........................       3

Summary Financial Data...............       4

Risk Factors.........................       6

Forward-Looking Statements...........      13

Use of Proceeds......................      13

Dividend Policy......................      13

Price Range of Common Stock..........      13

Selected Financial Data..............      14

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................      15

Business.............................      21

Management...........................      35

Related Party Transactions...........      48

Description of Capital Stock.........      54

Plan of Distribution.................      56

Legal Matters........................      58

Experts..............................      58

Where You Can Find More Information..      58

Index to Financial Statements........     F-1

Information Not Required in
  Prospectus.........................    II-1

                                   PROSPECTUS

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK